TECHNICAL REPORT

on the

PORT RADIUM - ECHO BAY PROJECT

District of Mackenzie

Northwest Territories, Canada

NTS 86F/13, 86K/04, 86L/01

Prepared for: **Alberta Star Development Corporation**
Vancouver, BC, Canada

Prepared by: **J. Fingler, M.Sc., P.Geo**

Date of Report: **April 21st, 2006**
Revised Date:
August 10th, 2006

ALBERTA STAR DEVELOPMENT CORP.

SUMMARY

The Port Radium-Echo Project is located in the District of Mackenzie in the Northwest Territories, within the area covered by topographic sheets NTS 86F/13, 86K/04 and 86L/01. The property is located on the eastern shore of Great Bear Lake and covers a landmass between the Echo Bay in the south and Lindsley Bay in the north, including Gossan Island. The project occupies an area of approximately 9,846 hectares (24,328 acres) comprising 20 contiguous mining claims and three mineral leases.

On July 6th, 2005, Alberta Star entered into a purchase and sale agreement for the acquisition of a 100% interest in the four mineral claims (GLAC 1, GLAC 2, ECHO, WATT) of the Port Radium-Glacier Lake property, from four vendors (L. Dewar, T. Teed, A. Dupras, T. Burylo). On October 2nd, 2005, Alberta Star entered into a purchase and sale agreement for the acquisition of a 100% interest in the five Port Radium-Crossfault Lake mineral claims (GOSSAN 1, GOSSAN 2, CROSS, RAD 1, RAD 2) from three vendors (L. Dewar, T. Teed, T. Burylo).  In November 2005, Alberta Star entered into a purchase and sale agreement for the acquisition of a 100% interest in the eleven North Contact Lake mineral claims (EC1-10, EC24) from three vendors (L. Dewar, T. Teed, T. Burylo). Alberta Star has acquired a 100% interest in these holdings, subject to NSR interests, through fulfillment of combined payment of cash and common shared of the company. In November 2005, Alberta Star entered into a purchase and sale agreement with South Malartic Exploration Inc., for the acquisition of their 50% interest in the three Port Radium mineral leases (ML3032, 3033, 3034) from South Malartic Exploration Inc., for a single cash payment.

The Port Radium-Echo Bay project is located in the northern portion of the Great Bear Magmatic Zone (GBMZ), part of the Bear Structural Province of the Canadian Shield. The 1.87 -1.84 Ga GBMZ is a folded subduction-related volcano-plutonic arc complex which contains thick sequences of sub-greenschist facies, calc-alkaline andesitic volcanic rocks and volcaniclastic and sedimentary rocks, interpreted as remnants of ancient stratovolcanoes and the products of caldera collapse (Hildebrand, 1984). The Labine Group, which represents the main magmatic arc in the western part of the GBMZ, is comprised of the lower Port Radium Formation and the overlying Echo Bay and Cameron Bay Formations, which collectively define a minimum of two caldera collapse sequences. The volcano-sedimentary rocks of the Labine Group have been intruded by intermediate plutons and largely concordant  sills of the Mystery Island Intrusive Complex that have pronounced zoned alteration haloes within the intrusions and their host rocks. Large, felsic syn- to post-volcanic, granite to monzonite plutons of the Great Bear batholith also intrude this sequence.

During a regional compressional event related to displacement on north-south transcurrent fault zones parallel to the Wopmay Deformation Zone, a series of northeast dextral strike-slip faults were generated. Displacement on these northeast faults continued after the development of the igneous and sedimentary rock assemblages in the GBMZ, commonly resulting in kilometre scale offset of units.

Bell (1901) first reported the presence of “cobalt bloom and copper stain” along the east shore of the lake during his reconnaissance of the Great Bear Lake area, for the Geological survey of Canada. In 1929, Gilbert Labine of Eldorado Mining Company acquired the mineral rights to high grade silver-pitchblende veins at Port Radium and a staking rush resulted. Newly discovered veins at Port Radium (Eldorado), Contact Lake and Echo Bay were mined sporadically from 1934-1982. These mines were a major source of uranium and collectively produced in excess of 6200 t uranium, 5100 t copper and 900,000 kg silver.

On the Port Radium-Echo Bay property, polymetallic mineralization is widespread. It commonly occurs within broad gossans and iron-alkali alteration zones spatially related to the synvolcanic Tut and Glacier plutons of the Mystery Island Intrusive Suite, but also as discrete zones (veins) outside of the mapped alteration zones.

While mineralization is reported in many of the observed rock units, it appears to be more preferentially localized within tuffaceous and sedimentary horizons but also occurs within brittle structures cutting both the volcanic flows and the plutons. Monometallic to polymetalllic mineralization, is documented as sulphide and quartz+/-carbonate veins/breccias, massive replacements and disseminations. Anomalous to significant gold content is not uncommon.

Geochemical rock sampling of mineral occurrences on the property indicates widespread geochemical anomalism in copper, silver, gold, arsenic, nickel, cobalt and uranium as well as other metals such as antimony, molybdenum, tungsten, manganese and bismuth.  In the area of the Eldorado and Echo Bay Mines, this geochemical diversity may have, in part, been the product of a local hydrothermal event(s) with five main mineralizing stages:

(1)

quartz-hematite

(2)

pitchblende-quartz

(3)

Co-Ni-arsenide-quartz stage with native silver, bismuth

(4)

early acanthite

(5)

sulphide+/-quartz or carbonates (as three sub-stages)

The exact timing of mineralization in the Port Radium-Echo Bay Project area remains debatable, as several observed geological features and associations remained to be resolved. It is possible that the observed styles of vein and gossan hosted mineralization could have developed during multiple hydrothermal events, with an early, or multi-stage of IOCG type Cu-Au mineralization related to the exsolution of volatiles from the Mystery Lake Plutons (or related to subsequent magmatism), followed by a later stage of Eldorado and Echo Bay U-Ag-Cu-As-Ni-Co style mineralization deposited in veins and fracture zones. The sources for sulphur and metals remain uncertain, as does the nature of the mineralization fluids.  Previous workers have cited evidence that both magmatic and meteoric fluids circulated throughout the area (Robinson and Ohmoto, 1973; Reardon, 1992; and Mumin, 2005), and may have had a role in both the alteration and mineralizing processes.

To date, most of the historic exploration has been focused on fracture and shear hosted vein systems with silver +/- uranium mineralization, as commodity prices fluctuated. It is only recently that the iron oxide-copper-gold IOCG model has been implemented as an exploration strategy for the northern Great Bear Magmatic Zone.  The geological setting of the Port Radium-Echo Bay property displays several characteristics in common with IOCG deposits, including:

•

Early to Mid Proterozoic setting

•

Continental arc volcanism forming calc-alkaline stratovolcanos

•

Near volcanic-sedimentary-plutonic unconformities

•

Zoned alteration related to syn-volcanic epizonal plutons (A type)

•

Corridor of major trancurrent and extension structures and lineaments

•

Evidence of widespread hydrothermal fluid flow

•

Diverse fluid flow conditions demonstrated by range of alteration forms as disseminations, veins to breccias.

•

Widespread zoned Alkali metasomatism, from higher T sodic to lower T potassic

•

Widespread Fe metasomatism-as magnetite and hematite (both earthy and specularite)

•

Some deposits display Kiruna and Missouri style magnetite-apatite-actinolite alteration

These combined elements have the potential to form giant IOCG deposits at both shallow and deep levels within the crust, where geological and physico-chemical conditions combined to generate optimal channeling of mineralizing fluids into diverse traps. The most notable deposit developed at shallow levels within the crust is the world class Olympic Dam deposit, located within the Gawler Craton of South Australia. This 1.59 Ga deposit consists of hematite-rich diatreme breccias in granite and felsic volcanics and had a reported historical (2000) resource of 2 billion tons of 1.6% Cu, 0.6 g/t Au, 3.5 g/t Ag, 0.6 kg/t U3O8 (Reeve et al., 1990) . A notable smaller deposit of higher grade, positioned at deeper levels within the crust is the Osborne deposit, located in Cloncurry district of Queensland, Australia.  This 1.54 Ga deposit consists of mineralization as replacement bodies and localized within fault bends of older pelitic gneisses and schists, and had a reported historical (2000) resource of 11.20 million tonnes of 3.51% Cu and 1.49 g/t Au.

With the above mentioned similarities to known IOGC deposits, the Port Radium-Echo Bay property is thus similarly endowed with the potential to host high-unit value polymetallic mineralization associated with large tonnage IOCG-type deposits, as well the potential to host Echo Bay-Cobalt-type high grade, lower tonnage uranium-silver mineralization. The diverse types and styles of mineralization noted on the property, as well as the recently confirmed gold potential, suggest that the property is part of a prospective and relatively unexplored corridor of IOCG-type mineralization which includes Alberta Star’s Contact Lake property, to the southeast. An aggressive exploration program is warranted to test the potential of this property.

An exploration program of two phases is recommended, at a total budget of  CDN $4,000,000.  The program recommended for Phase 1 ($ 2,000,000) consists of target generation and refinement activities and compilation of available data for the Echo Bay and Eldorado Mines. A detailed airborne magnetic-radiometric survey and alteration mapping will help to focus prospecting, detailed ground geophysics and rock sampling surveys. The Phase 2 ($2,000,000) program is contingent on these results, and consists of 5000 metres of diamond drilling to test refined targets for both IOCG and high grade vein hosted mineralization.

LIST OF FIGURES
			Page
Figure	1	Property Location Map	9
Figure	2	Property Holdings.	10
Figure	3	Tectonic Setting	26
Figure	4	Regional Geology	27
Figure	5	Local Geology	29
Figure	6	Local Airborne Geophysics	36
Figure	7	Property Geology and Mineralization	38
Figure	8	Property Mineralization Eldorado-Echo Bay Area	49
Figure	9	Eldorado Geology Plan	51
Figure	10	Eldorado Geology Cross Section	52
Figure	11	Longitudinal Section of No. 2 Vein	54
Figure	12	Property Airborne Geophysics	82
Figure	13	Property Ground Radiometrics	84
Figure	14	Property Historical Diamond Drilling	86
Figure	15	Eldorado-Echo Bay Area Historical Diamond Drilling	87
Figure	16	2006 Areas of Interest	98

LIST OF APPENDICES
Appendix 1:	List of Abbreviations
Appendix 2a:	Summary Listing of ASX 2005 Rock Samples
Appendix 2b:	Analytical Certificates for ASX 2005 Rock Samples
Appendix 3a:	Summary Listing of 2006 Rock Samples-June Site Visit
Appendix 3b:	Analytical Certificates for 2006 Rock Samples-June Site Visit

LIST OF TABLES
Table	1	:	Status of Claims Holdings	11
Table	2	:	List of Geological Formations	28
Table	3	:	Listing of Regional Mine Production	45
Table	4	:	Summary of Mineral Occurrences	47
Table	5	:	Summary of Historical Drilling	88
Table	6	:	Summary of Analytical Procedures	92
Table	7	a:	2006 Exploration Budget-Phase 1	101
Table	7	b:	2006 Exploration Budget-Phase 2	102

1.0 INTRODUCTION AND TERMS OF REFERENCE

This report provides a geological summary of the Port Radium-Echo Bay project, which is located in the District of Mackenzie, in the Northwest Territories of Canada.  The property occupies an area of approximately 9,846 hectares (24,328 acres) comprising 20 contiguous mineral claims and 3 mineral leases. The claims are registered in the name of Alberta Star Development Corporation and the leases are registered in the name of Ventures Ltd. All holdings are currently in good standing.

The author, Janice Fingler, is a qualified and independent consulting geologist who has been engaged by Alberta Star Development Corporation (herewithin referred to as ‘Alberta Star’), for the following purposes:

1) To conduct searches for and to acquire public information from government surveys, assessment and in-house of Alberta Star, relating to the Port Radium-Echo Bay project.

2)

To review the above data and to describe significant zones of mineralization and exploration completed by prior workers.

3)

Based on available historic information, to recommend a program with a budget for on-going exploration to further test the potential of the project area to host a significant mineral deposit.

4)

The report was prepared in accordance with the guidelines of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” and is based on data and geological information gathered from public sources, assessment files and internal company reports and memorandum.  Background and historical information is derived from NWT and Federal government maps, reports, and assessment files, as well as research conducted through academic institutions. I have read National Instrument 43-101 and Form 43-101F1 and have prepared this report in compliance with same. I have prepared this report as a requirement of the various securities commissions, in connection with the issuance of shares of Alberta Star Development Corporation for acquisition of the property. The effective date of this report is August 10th, 2006. This report has been prepared for filing with the Canadian Securities Commissions and filing on the Sedar website Any other use or publication of this report and/or excerpts requires prior written consent of the author.

R. Silke graciously provided some compiled historic information on the mines of the Port Radium area. G. Woollett graciously provided extensive and invaluable data from his private files. Figures for this report were prepared by F. Shirvani of Terracad Inc., of Vancouver, British Columbia. Compilation of relevant digital material was completed by F. Shirvani and J. Fingler. A listing of abbreviations used is presented in Appendix 1. Metric units are presented unless otherwise indicated. Widths for drilled intercepts and surface sampling are considered as apparent widths only, as insufficient information is available to assess and verify true widths of mineralized intersections.

2.0 DISCLAIMER

The author, J. Fingler, has relied on technical data provided from government assessment files and historic work conducted by prior operators of the property, in order to comment on and to make judgments on the geology, previous work completed and work history of the Port Radium-Echo Bay project. The source information and the data presented in this report are believed to be reliable and accurate; however, earlier historic information is often incomplete and has not been validated by the author. Mineral claim history reports were obtained from the Mining Recorder in Yellowknife, NWT and were reviewed by the author. J. Fingler also reviewed details of the property agreements relating to the project holdings, and viewed supporting documentation at the Vancouver office of Alberta Star. These reviews do not constitute a legal search. The author is unaware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in this Technical Report, the omission to disclose which makes the Technical Report misleading.

3.0 PROJECT DESCRIPTION AND LOCATION

The Port Radium project is located in the District of Mackenzie in the Northwest Territories and is centred at latitude 66Ú 22’ North and longitude 117Ú 53’ West, within the area covered by topographic sheets NTS 86L/01, 86F/13 and 86K/04 (Figure 1). The property is located on the eastern shore of Great Bear Lake, and straddles the area between Echo Bay in the south and Lindsley Bay in the north. The project occupies an area of approximately 9,846 hectares (24,328 acres) comprising 20 contiguous mining claims and three mineral leases which were originally staked under the Canada Mining Regulations (Figure 2). The claims are currently registered in the name of Alberta Star Development Corporation and are all in good standing. The leases are registered in the name of Ventures Ltd. (which merged with Falconbridge), the original joint venture partner. The status of the claim and lease holdings of the project area is listed in Table 1 below.

On July 6th, 2005, Alberta Star entered into a purchase and sale agreement for the acquisition of a 100% interest in the four mineral claims (GLAC 1, GLAC 2, ECHO, WATT) of the Port Radium-Glacier Lake property, from four vendors (L. Dewar, T. Teed, A. Dupras, T. Burylo). The undivided interest was purchased upon a one-time payment of $30,000 cash and issuance of 360,000 shares of Alberta Star, and is subject to a 1% net smelter return royalty. Alberta Star retains a right to purchase the NSR at any time, for a one-time payment of $1,000,000.

On October 2nd, 2005, Alberta Star entered into a purchase and sale agreement for the acquisition of a 100% interest in the five Port Radium-Crossfault Lake mineral claims (GOSSAN 1, GOSSAN 2, CROSS, RAD 1, RAD 2) from three vendors (L. Dewar, T. Teed, T. Burylo). The undivided interest was purchased upon a one-time payment of $60,000 cash and issuance of 450,000 shares of Alberta Star, and is subject to a 1% net smelter return royalty. Alberta Star retains a right to purchase the NSR at any time, for a onetime payment of $1,000,000.

In November 2005, Alberta Star entered into a purchase and sale agreement with South Malartic Exploration Inc., for the acquisition of their 50% interest in the three Port Radium mineral leases (ML3032, 3033, 3034) from South Malartic Exploration Inc. The leases have been previously referred to as the Ventures, or Uranium Leases. The interest was purchased upon a one-time payment of $20,000 cash and includes acquisition of all property reports, maps, historical production records, and uranium assay reports. In 2004, South Malartic acquired its 50% interest in the property from Huntington Exploration Inc. (formerly Dominion Explorers Inc.), as part of a multi-property transaction. The original company holding the property was Ventures Inc. (later renamed as Ventures Ltd.), who assigned a 50% interest to Dominion Explorers during the 1930’s (later formalized in 1969). In 1962, Falconbridge Nickel Mines Ltd. merged with Ventures Ltd. and in 1982, Falconbridge Nickel Mines Ltd. changed its name to Falconbridge Ltd. Supporting legal documentation relating to the transfer of these holdings to the various corporate entities and underlying agreements are currently incomplete, but are being sought by Alberta Star. Under the latest agreement, Alberta Star is in a joint venture as an equal partner (50%-50%) and the joint venture agreement is subject to the original and/or any updated joint venture agreements already in place.

In November 2005, Alberta Star entered into a purchase and sale agreement for the acquisition of a 100% interest in the eleven North Contact Lake mineral claims (EC1-10, EC24) from three vendors (L. Dewar, T. Teed, T. Burylo). The undivided interest was purchased upon a one-time payment of $75,000 cash and issuance of 250,000 shares of Alberta Star, and is subject to a 1% net smelter return royalty. Alberta Star retains a right to purchase the one-half of the NSR (0.5%) at any time, for a one-time payment of $1,000,000.

N
120° 00′ W
114° 00′ W
KUGLUKTUK
NUNAVUT
66° 30′ N
Coppermine River
GREAT BEAR LAKE
PORT RADIUM
PORT RADIUM - ECHO BAY
Property
McTavish Arm
DELINE
65° 30′ N
NORTHWEST
TERRITORIES
RAE
LAKES
MacKenzie River
YELLOWKNIFE
GREAT SLAVE LAKE
0
50
100
kilometers

ALBERTA STAR DEVELOPMENT CORP.

DRAWING TITLE:

PORT RADIUM-ECHO BAY PROPERTY

Location Map

LOCATION:	Port Radium - NWT	FIGURE :	1
DATE:	Mar 2006	SCALE:	As Shown
DRAWN:	TerraCAD 2005	Datum:	NAD 27 Zone 11

LEGEND
Property Holdings
Contact Lake Claims
Port Radium - Echo Bay Claims
Port Radium - Echo Bay Leases
3034
3033
3032
RAD 1
F91859
GOSSAN 2
F91858
EC 10
F98670
CROSS
F91458
RAD 2
F91860
ECHO
F54519
7330000 mN
GLAC 1
F54373
EC 7
F98667
EC 8
F98668
EC 9
F98669
EC 6
F98666
WATT
F59517
GLAC 2
F54374
EC 5
F98665
EC 4
F98664
GOSSAN 1
F91851
EC 1
F98661
EC 3
F98663
EC 2
F98662
Echo Bay
(Great Bear Lake)
EC 24
F98684
BON 3
F91865
South West Arm
BON 2
F91864
BON 1
F91863
COBALT 3
F91854
BEN 1
F91861
COBALT 1
F91852
COBALT 2
F91853
COBALT 5
F91856
South East Arm
BEN 2
F91862
86L1
86K4
7320000 mN
86G16
86F13
CONTACT
F59505
Contact Lake
COBALT 6
F91857
SC 1
F54380
COBALT 4
F91855
SC 3
F59518
SC
F59504
SC 2
F54517
ALBERTA STAR DEVELOPMENT CORP.
DRAWING TITLE:
Port Radium - Echo Bay Property
CLAIM MAP
0
1,000
2,000
meters
460000 mE
470000 mE
LOCATION:
Port Radium - NWT
FIGURE :
2
DATE:
Mar 2006
SCALE:
DRAWN:
TerraCAD 2006
Datum:
NAD 83 Zone 11

	Table 1: Claims listing for Port Radium-Echo Bay Project
Agreement	Claim/Lease Claim Number Record Date			Expiry Date Area (Ha.) Area (Ac.)
CL-North	EC 1	F98661	10/21/2005	10/21/2007	250.83	619.80
CL-North	EC 2	F98662	10/21/2005	10/21/2007	731.60	1807.75
CL-North	EC 3	F98663	10/21/2005	10/21/2007	836.11	2066.00
CL-North	EC 4	F98664	10/21/2005	10/21/2007	587.37	1451.37
CL-North	EC 5	F98665	10/21/2005	10/21/2007	55.60	137.39
CL-North	EC 6	F98666	10/21/2005	10/21/2007	192.31	475.18
CL-North	EC 7	F98667	10/21/2005	10/21/2007	477.84	1180.72
CL-North	EC 8	F98668	10/21/2005	10/21/2007	1045.14	2582.50
CL-North	EC 9	F98669	10/21/2005	10/21/2007	1045.14	2582.50
CL-North	EC 10	F98670	10/21/2005	10/21/2007	627.08	1549.50
CL-North	EC 24	F98684	10/21/2005	10/21/2007	18.43	45.55
PR-Glacier Lake	GLAC 1	F54373	6/6/1996	6/6/2006	835.71	2065.00
PR-Glacier Lake	GLAC 2	F54374	6/6/1996	6/6/2006	731.60	1807.75
PR-Glacier Lake	ECHO	F54519	4/15/1996	4/15/2006	83.61	206.60
PR-Glacier Lake	WATT	F59517	9/12/1996	9/12/2006	773.40	1911.05
PR-Crossfault Lake	GOSSAN 1	F91851	4/18/2005	4/18/2007	418.06	1033.00
PR-Crossfault Lake	GOSSAN 2	F91858	4/18/2005	4/18/2007	418.06	1033.00
PR-Crossfault Lake	CROSS	F91458	3/14/2005	3/14/2007	33.44	82.64
PR-Crossfault Lake	RAD 1	F91859	4/18/2005	4/18/2007	253.77	627.06
PR-Crossfault Lake	RAD 2	F91860	4/18/2005	4/18/2007	323.99	800.58
Port Radium Leases	ML3032		9/9/1939	9/9/2023	30.32	74.92
Port Radium Leases	ML3033		9/9/1939	9/9/2023	44.81	110.72
Port Radium Leases	ML3034		9/9/1939	9/9/2023	31.40	77.58
				TOTALS:	9845.61	24328.16
TOTAL: 20 claims and 3 leases covering an area of 9,846 hectares (24,328 acres)

The subsurface rights of the property are subject to the Canada Mining Regulations. Note that although the GLAC 1, 2, ECHO, and WATT claims have a 10 year expiry date of June 6, 1996; Alberta Star has arranged for a temporary relief from this deadline (from the NWT Mining Recorder) by arrangement of legal surveying of these claims for lease by Sub-Arctic Surveys Ltd., as part of the 2006 field activities. As of the author’s most recent site visit of August 8-9th, the legal surveying had been completed in the field (H. Mumin, pers. comm).

The surface rights are held by the Crown and the property lies within a Sahtu Land Settlement Area which was defined under the 1993 Sahtu Dene and Metis Land Claim Agreement. Under the Mackenzie Valley Resource Management Act, the Sahtu Land and Water Board (SLWB) is empowered to regulate the use of land under the Mackenzie Valley Land Use Regulations. Alberta Star currently holds a 5-year Class A land use permit No. S05C-012, for exploration activities commencing April 27, 2006. This permit was issued by the SAHTU land and water board.

Environmental and Reclamation

The Port Radium mine site has been classified as an Abandoned Mine and a Class 1 Contaminated Site, according to the Contaminated Site Program and Management Policy of INAC (2002). Current liabilities for prior mining operations normally rest with the past mine owner/operator, under related land use permits. However, in the absence of stated land use requirements and abandonment of the site by the previous owner/operators of the mine, liability for the site has reverted to the Crown, and in the NWT, the Federal Approach to Contaminated Sites (2000) is followed.

An initial site assessment of the Port Radium mine site, which includes the former producing Eldorado and Echo Bay mines, was completed during the 1990’s under the Action on Waste Program and as a Class 1 contaminated site, action was required to complete the 10 step management process, for full site compliance with management and reclamation policies of both the INAC and the federal Treasury Board. In addition, the management and reclamation of the site falls under one of two policies of the Canada Nuclear Safety Commission, due to the uranium content of its ores (J. Ward, INAC Contaminants, pers. comm).

In the Port Radium area, there remain several buildings, historic pits, shafts, adits and workings, as well areas of tailings from exploration and mining at the Eldorado and Echo Bay mines, which operated intermittently from the 1930’s to 1979.  These workings and installations were in place prior to the acquisition of the property by Alberta Star Development Corp. and do not affect the terms of the current land use activities for initial exploration. However, in the event that development activities are considered for the Port Radium area, some assumption of reclamation and site management related to previous work may be required by the Federal government. Terms of such an arrangement would be subject to negotiation between the company and related agencies of the Federal government (J. Ward, INAC Contaminants, pers. comm.), and has been applied to cases of other abandoned mine sites which have been later considered for development.

In 1999, the Canada-Déline Uranium Table (CDUT) was formed. It was comprised of representatives from DIAND and Déline residents. DIAND represents Canada on behalf of Health Canada and Natural Resources Canada. The CDUT created an Action Plan, to describe, scope and recommend studies and activities that, when completed, will provide the information necessary to enable the CDUT to make informed decisions about the long-term management of the Port Radium site and any ongoing community health requirements relating to the mine site. The below information is provided as an excerpt from the website of DIAND:

 “The Experts and Community Workshop was held in Déline from October 23-27 2000. Ten scientific experts were selected, by consensus by a working group of CDUT participants, and invited to the workshop to address the questions and issues generated during previous community workshops, according to their respective areas of expertise.

The major goal of the workshop was to provide the recommended framework for an Action Plan that would guide the CDUT in addressing human health, environmental health and related community issues in Déline. A series of principles for implementation of the Action Plan were drawn up and a framework for resolution of issues related to the operation of the Port Radium site. The concerns were separated into four main issues, addressing different time periods:

1.

Effects on ore carriers (past);

2.

Effects on people who lived at or near the mine site (past);

3.

Effects on Déline residents (present and future);

4.

Safety of the environment (present and future); and

5.

Mine site clean-up and containment (future).”

Mining operations took place at Port Radium almost continuously between 1932 and 1982. Radium, uranium and silver and copper were mined at different times at this site. The site was discovered by Gilbert Labine in 1929-30 and the site was mined for radium-containing pitchblende until 1940. From 1942 to 1960, a uranium mine was operated at the site by then Crown-owned Eldorado Mining and Refining. The site was utilized by Echo Bay Mines from 1964 to 1982 as a silver mine. The site was decommissioned and reverted to federal Crown lands in 1982. The mine openings have been sealed and most of the buildings demolished except for the old RCMP cabin and a few small outbuildings at the lake landing and the airstrip. The past mining operations have raised community concerns about potential contamination of their environment and about human exposure to radiation.

Several separate environmental studies were conducted at the site, which included various combinations of surface water, fish, soil and sediments sampling (Falk 1972; Moore and Sutherland 1981; Kalin 1984; Hatfield 1985; Lafontaine 1994; Macdonald 1998). DIAND also commissioned Golder Associates (Swanson 1995) to assess the data from the Kalin, Hatfield and DIAND/DFO fish and water data from 1994.

The Golder report says that because of the different sampling and analytical methodologies and timeframes, it is very difficult to compare the data from the different studies and thus be able to identify any trends. Swanson recommended a carefully considered monitoring program be developed to support a risk assessment of the site.

Gamma and radon surveys were also carried out. A comprehensive gamma survey was carried out by Golder Associates in 1999 (Johnstone and Swanson 1999). CDUT members collected some runoff water samples in spring 2000. The CDUT also commissioned a field program in winter 2000-2001 (SENES Consultants Ltd.) which sampled buried land-based tailings, waste rock, water and sediment; gamma and radon measurements were also taken. The report was  available in August 2001. Based on the ore mineralogy, potential contaminants include uranium and its natural radioactive decay products (thorium-230, radium-226, bismuth-214, lead-210, etc.), as well as, arsenic, cobalt, lead, copper, zinc, iron, nickel, and manganese. The potential hazard of contaminants migrating from abandoned tailings at Port Radium must still be determined.

Tailings Areas

•

Silver Point - Silver tailings placed before 1974; this appears to be on-land deposition which migrated into Cobalt channel. The total area based upon Kalin (1984) is approximately 2.5 ha.

Much of the tailings are covered and substantial quantities are in Great Bear Lake. This area appears to be over the area formerly containing uranium-bearing waste excavated by Eldorado for mineral recovery.

•

Radium and Murphy Lakes - These dry basins contain primarily tailings from uranium production. Overflows from Murphy Lake also flowed down Murphy Creek and likely into Murphy Bay. These tailings areas occupy about 3 ha and have been covered with waste rock.

•

West Adit - Appear to be uranium tailings likely spilled from the mill. The area covers about 0.3 ha at the base of a waste rock pile from silver mining.

•

Garbage/McDonough Lake - This area was primarily used for silver tailings but was also used for refuse/scrap metal/used equipment disposal. The total lake area is about 6 ha with water covering a substantial portion of the surface.

In addition to the tailings there are substantial quantities of waste rock from uranium and silver mining. The various mills and processes used a variety of ores and thus produced a broad range of tailings. The uranium production produced a total of 910,000 tons of tailings with an average head grade of 0.75% U3O8. Some of these tailings remain in Great Bear Lake. Silver, nickel, lead, cobalt and copper were also extracted in concentrates and shipped from the site. Silver production ran from 1964 until 1982.

Total quantity of silver tailings is likely in the range of 800,000 tons (140 tons/day for 18 years). The measured gamma fields and radium content of the uranium tailings are very low and not consistent with the grade of the uranium mined at the site. This suggests that much of the uranium tailings are buried at depth and covered over by waste rock and/or silver tailings (Knapp 2000).

Tailings Runoff/Seepage Quality

There is a substantial historic data file on water quality in Garbage Lake but little data on tailings water discharges from other areas before 1984. For the most part metal levels in Garbage Lake are elevated with respect to background but levels are not generally high as compared with mine effluent discharge limits. For example, the water in Garbage Lake contained 0.13 to 0.54 mg/L uranium with levels of arsenic, copper, iron, lead, nickel and zinc all typically less than 0.1 mg/L. Levels offshore in Great Bear Lake are typically lower than levels measured in Garbage Lake.

The review by Golder Associates Ltd. (Swanson 1995) reports that uranium was found at elevated levels in ponded water or runoff from Silver Point tailings and the West Adit tailings and waste rock. Uranium, arsenic and cobalt levels of several mg/L were measured in Silver Point tailings and one sample from the West Adit. These earlier reports of elevated metals levels in runoff have been since duplicated by Macdonald (1998) and CDUT members (May 2000). The land-based tailings and waste rock appear to be a significant source of surface water contamination. Radium 226 levels are low in most areas with all measurements less than drinking water standards.”

The results of the 3 year Action Plan were released in September 2005 as the Canada-Deline Uranium Table-Final Report, which outlined a series of recommendations relating to future remediation and long term monitoring plans. These recommendations include various initiatives with respect to on-going community involvement, the collection and distribution of research facts, health concerns and initiatives, community healing and a specific remediation plan.  Summarized recommendations of the remediation plan are presented below:

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Seal and/or fence all surface openings with an concrete slab/plug

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Demolish all vertical concrete and wooden structures, remove dock facilities and disposed together with all scrap, on site. Drain engine flues and dispose of equipment on site, unless it can be easily and safely removed.

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Leave dock area with a more natural, stable slope

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Leave roads to re-vegetate; cover areas where radiation levels exceed 250 vR/hr

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Put a layer of coarse rock over surface drainage routes; remove all exposed tailing where water drainage flows through. Long term monitoring required

•

Cover areas with 0.5 m of native cover material where radiation exceeds 250 vR/hr

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At the tailings contaminated areas (TCA) of McDonough Lake, Silver Point, Murphy, Radium, and West Adit: fill in surface ponds with native material and a clay liner (Silver Point), relocate exposed tailings into depressions and cover with native material (Murphy) and monitor water levels and quality (McDonough), excavate and dispose of tailings in a containment area (West Adit). Tailings at the Radium TCA and within Great Bear Lake will be monitored. Fuel storage areas will also be covered by rock and all hazardous materials will be removed off-site for disposal.

Funding has been secured to allow various government agencies to execute the recommended reclamation activities. Applications for related permits and licenses are in progress (J. Ward, pers comm.). In 2006, minor site activities will be conducted and in 2007, it is proposed that a winter road be constructed for mobilization of the heavy equipment required for major reclamation (J. Ward, pers comm.)

4.0 ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY and CLIMATE

 Adapted from Greip, 1996

The project is centred at latitude 66Ú 22’ North and longitude 117Ú 53’ West, which along the eastern of Great Bear Lake, where it straddles the area between Echo Bay in the south and Lindsey Bay in the north. The project includes the area of the former producing Eldorado and Echo Bay mines.

Best access to the area is from Yellowknife, NWT, using charter fixed wing aircraft which can land at the 900 metre long unmaintained gravel airstrip at the western shore of Glacier Lake, which lies in the centre of the project area. A road extends west from the airstrip to the area of the Echo Bay and Eldorado Mines. Bulk freight has also previously been mobilized by seasonal barge access along the Mackenzie River, from Waterways, Alberta to Tulita (Fort Norman), NWT, on the western shore of Great Bear Lake.  When mining was active in the area, a barge service also operated along the Bear River from Tulita to Deline, and across Great Bear Lake to the various mining operations. Lake service is no longer in operation.

Currently, the NWT Department of Transport maintains a winter road from Yellowknife to Rae-Edzo and beyond, to Rae Lakes which is approximately 100 km south of the property. Recent records indicate that local conditions have allowed this road to be open for a period of approximately 6 weeks, from mid-February to late March/early April. During operation of the silver mines at Camsell River and Echo Bay prior to 1984, the winter road was extended to Port Radium, via Marian Lake and Camsell River.

Although there lacks major infrastructure in the immediate area of the property, significant logistical support and supplies are available from Yellowknife.  Established fishing camps on the eastern side of Great Bear Lake also provide some support. The town of Yellowknife has a long history of mining, where the services of many experienced explorationists can be obtained. As well, personnel may be available from several smaller communities within the Great Bear Lake area.

The topography of the area is rugged and is characterized by a highland plateau which rises over 300 metres above Great Bear Lake and is deeply dissected by steep walled glacial valleys and fjords.  The highland plateau consists of excellent outcrop exposure and has stunted growth of spruce and willow, while the valley floors supported, at one time, a mature spruce forest  with trees up to 20 metres tall. Extensive logging for timber during mining operations during the 1930’s and 1940’s removed the old growth, which has been replaced by a mixed forest of birch, spruce, willows and alders.

The property lies within an area of continuous permafrost. Winters are severe, with temperatures below -

50ÚC not uncommon. Summers are short and mild, with little precipitation and temperatures ranging from 5-25ÚC. Great Bear Lake is typically ice-bound from November until July.

5.0 HISTORY

Adapted from Hildebrand, 1981

Bell (1901) first investigated the geology of the Great Bear Lake area as part of a length canoe reconnaissance for the Geological Survey of Canada in 1899. He reported the presence of “cobalt bloom and copper stain” along the east shore of the lake but was unable to follow-up on these occurrences due to the short field season. Only minor attention was paid to the area until 1929, when Gilbert Labine of Eldorado Mining Company discovered high grade silver-pitchblende veins at Port Radium. Exploration in the immediate area was initiated and in excess of 3000 mineral claims were staked. Newly discovered veins at Port Radium, Eldorado and Contact Lake were mined until 1940, and the onset of World War II.

Kidd (1932) reviewed the Port Radium occurrences for the Geological Survey of Canada (“GSC”), in 1931 and then mapped the region at a scale of 1:250,000 (1933). In 1936, he conducted broad reconnaissance mapping of a 20 mile wide strip from Great Bear Lake to Great Slave Lake (1936). Smaller areas around Port Radium were also mapped in detail by Robinson (1933), Riley (1935) and Furnival (1939). Furnival also reviewed the geology and mineralization at the Contact Lake Mine.

In 1941, Eldorado Mining Company gave E. Fermi of Columbia University 5 tons of uranium oxide for chain reaction experiments and the mine reopened to supply the ore to the United States government, for the Manhattan Project. In 1944, the Canadian government acquired the Eldorado Mining Company for strategic purposes and commissioned the GSC to complete program of 1 inch to 400 foot mapping (1:4800 scale) in the vicinity of Port Radium (Joliffe and Bateman, 1944; Thurber, 1946; Feniak, 1947; Fortier, 1948). Lord and Parsons (1947) mapped the Camsell River region (NTS 86F) to the south and Feniak (1952) mapped the MacAlpine Channel area at scales of 1:50,000.

During the next 25 years, detailed studies of mineral deposits in the Labine Point (Port Radium-Echo Bay) area were completed by Campbell, 1955, 1957; Jory, 1964; Robinson, 1971; Robinson and Morton, 1972; Robinson and Badham, 1974). Detailed studies in the Conjuror Bay-Camsell River area were completed by Badham, 1972, 1973a,b, 1975; Badham et al., 1972; Shegelski, 1973; and Badham and Morton, 1976). In 1973, Mursky compiled much of the earlier restiricted data for the area as GSC A Series Map 1349A. His report (GSC Memoir 374) included the results of airborne magnetic and EM surveys completed by Eldorado Mining Company, in 1959-1960 (previously published as GSC Open File Report 4).

The first comprehensive 1:50,000 scale mapping of the Labine Group stratigraphy of the Echo Bay-MacAlpine Channel area was completed by Hildebrand in 1977-1979. This work was compiled together with additional mapping of the area by Hoffman in 1978 and Feniak, and was published in 1981 as GSC Map 1546A, which covered NTS mapsheets 86K/4, 86F/13 and part of 86L/1. These studies established the regional stratigraphy of the area (Hoffman and McGlynn, 1977) and first pointed out similarities of the Great Bear batholith with those of the Andes.

With the uranium boom of the 1970’s, the government completed reconnaissance airborne radiometric surveys in the area and in 1976, published a map for the area as GSC G Series Map 37096G. In 2001, 1:250,000 scale compilation maps were also published as GSC Open File 4113, of the Great Bear River area. Flight lines were widely spaced for this survey, at 5 kilometres apart. The results of this survey led to the discovery of the Sue-Dianne deposit, in the southern GBMZ.

The government also flew two airborne magnetic surveys in the area during 1977 with ½ mile spaced lines flown NS and EW for the different surveys. The results for the area were published as 1:50,000 scale GSC G Series Maps 9090, 9091 and 8243.

In 1973, the results of a reconnaissance lake sediment survey were published, as part of the Bear to Slave Operation. The results were presented as a series of GSC Preliminary Maps 9,10,11,12,13-1972.

In 1989, as part of an M.Sc. thesis supported by an NWT-Canada Mineral Development Agreement and the GSC, N. Reardon conducted 1:25,000 mapping in the Echo Bay-Contact Lake area. The project studied the plutons of the Mystery Lake Intrusive Suite and their related alteration assemblages. In 1992, the map was published as GSC Open File 2507. The regional geology is reported in GSC Open File Report 2559 (1993).

ELDORADO MINE

The Eldorado Mine was the first modern mining operation of the Northwest Territories, with production starting in December 1933. The mine initially produced radium and uranium and later silver. In 1944, the mine became part of a crown corporation. Over the period from 1933-1960, milling rates increased progressively from 50 to 300 tpd. With a drop in the price of uranium, the mine was no longer deemed profitable and was closed in September 1960. In 1974, Echo Bay Mines Ltd. entered into an agreement with Eldorado Mining and Smelting, to exploit silver ore from the Eldorado Mine. The mine was reopened in 1976 and operated by Echo Bay until 1982, with most production reported from re-processing of the tailings from uranium mining operations.  In 1982, the mine was decommissioned and several claim/lease holdings reverted to the crown.

1929: Gilbert Labine staked the first four claims in the area, over what was to become the Eldorado Uranium Mine. Dene oral history suggests that a local Dene man, Old Beyonnie, first noted the mineralization at Port Radium during a hunting expedition. He gave a sample to a prospector, who passed it along to G. Labine. Labine recognized the radium potential and sent samples to the Department of Mines in Ottawa (CDUT 2005 Report).

1929-1932: A staking rush ensued after Labine’s initial acquisition and by the end of 1932, 2500 to 3000 claims were recorded in the area. The companies with major holdings in the Port Radium-Echo Bay area included Eldorado Mines Ltd., Cominco, Great Bear Lake Mines Ltd., Dominion Explorers/Ventures Inc. and Great Bear Development Corp. By 1932, the town of Port Radium was established and had a population of 200.

1933: Eldorado became the first modern mining operation in the Northwest Territories, with production beginning in December of 1933. The mine initially produced radium and uranium, and later silver. The mill operated at a capacity of 50 tons per day until 1940, when it was increased to 125 tons per day.

1942: Nuclear research was conducted in Canada by British scientists. The first controlled nuclear chain reactor was produced in the United States by a team led by Enrico Fermi of Columbia University. No public announcement was made because of wartime restrictions.

1943-44: In order to gain control of all sources of uranium in their respective countries, the governments of Canada, the United Kingdom and the United States banned all private exploration for, and development of  radioactive materials.  In 1944, the federal government established a Crown corporation, Eldorado Mining and Refining Limited (“Eldorado”), to oversee Canadian uranium interests.

This company expropriated the uranium mine at Port Radium and was given a monopoly in all uranium prospecting and development activities in the area, in exchange for royalties on uranium production. This arrangement included the mining leases of Ventures Ltd. and Dominion Explorers Ltd

1944: Eldorado Exploration, subsidiary of Eldorado Mining and Refining Ltd., conducted uranium investigations consisting of geophysical (magnetic, electrical, resistivity and Geiger counter) surveys in the area of the Eldorado Mine and prospecting within a 100 mile radius of the mine. Geological mapping was conducted at a scale of 1 inch to 400 feet (approximately 1: 48,000 scale) over a 5 square mile area, from the coast of Great Bear Lake to Glacier Lake. Mapping was completed by Bateman (SE part) and Jolliffe (NW part). This area included claims held by Eldorado, Cominco, Ventures Ltd., and Great Bear Lake Mines (“GBLM”). The holdings of GBLM and Cominco were under option to Eldorado.

1950-1952: The mill capacity of the Eldorado mine was increased to 170 tons per day. Production was stopped in 1951 when the mill was destroyed by a fire. In 1952, the mill was rebuilt and had a throughput of 300 tons per day.

1950-1956: Since 1951, extensive drilling, underground development and stope preparation was also completed on both the Eldorado and Ventures properties.  Bateman (1959) reported that several small high grade uranium ore shoots were outlined and formal stoping began on these zones in 1951. As of 1959, reserves were reported to have been limited but the Bear Bay shear was considered prospective for additional exploration, as well as copper rich (8% Cu) oreshoot on the No. 7 vein, above the 250 foot level (Bateman, 1959).

1960: With the development of additional sources of uranium in Canada, the mine was no longer profitable and was closed in September 1960.

1974: Echo Bay Mines Ltd. entered into an agreement with Eldorado Mining and Smelting, to exploit silver ore from the Eldorado mine and tailings from previous uranium production.

1974-1976, 1981: Echo Bay Mines Ltd. conducted various surface diamond drilling programs, mostly to test the Eldorado No. 5 Vein and subsidiary structures to define silver reserves for subsequent mining. Underground drilling programs were also conducted; however, details are not available

1976-1982: Silver production continued at the Eldorado mine until 1982. The Echo Bay and Eldorado mines were then closed by Echo Bay Mines Ltd. The workings were sealed, tailings were covered by waste rock, and most buildings were destroyed.

1996: The leases covering much of the Echo Bay and Eldorado mine areas were relinquished by Echo Bay Mines Ltd. The remaining claims are in good standing until 2194.  Kinross has since acquired all the assets of Echo Bay Mines Ltd.

ECHO BAY MINE

The Echo Bay group of claims were first staked in the early rush of the 1930’s, by Cominco.  Early exploration included diamond drilling and the excavation of numerous trenches and two adits, which were focused on a network of five copper-silver bearing veins. The property was optioned by Northwest Explorers in 1963, which was incorporated as Echo Bay Mines. Production began in 1964, using the mining and milling infrastructure of the Eldorado Mine at Port Radium.  In 1966, Echo Bay Mines purchased the mill and surface plants outright. Production continued from the Eldorado Mine until 1981.

1930: The original Echo Bay Group of claims was staked by Cominco, approximately 2 kilometres northeast of Port Radium.

1932-1934: In 1932, extensive trenching and some diamond drilling was completed and in 1934, two parallel adits were driven across a series of steeply dipping, mineralized silver-copper veins. Trueman (1972) reported that work by Cominco included 3849 feet of diamond drilling and 4129 feet of underground drifting. In a 1944 report, Bateman reported that in excess of 80 pits and trenches exposed silver-copper veins on Cominco’s property. As well, Eldorado Mining and Refining located and trenched several large quartz veins with native silver along the same trend to the southwest, on the Ray No. 7 claim. Cominco’s production from the two adit levels was 7.8 tons grading 2660 oz/ton silver and 1 ton grading 1155 oz/ton silver and 7.6% U3O8/ton (Trueman, 1972).

1944: Eldorado Exploration, subsidiary of Eldorado Mining and Refining Ltd., conducted uranium investigations consisting of geophysical (magnetic, electrical, resistivity and Geiger counter) surveys in the area of the Eldorado Mine and prospecting within a 100 mile radius of the mine. Geological mapping was conducted at a scale of 1 inch to 400 feet (approximately 1: 48,000 scale) over a 5 square mile area, from the coast of Great Bear Lake to Glacier Lake. Mapping was completed by Bateman (SE part) and Jolliffe (NW part). This area included claims held by Eldorado, Cominco, Ventures Ltd., and Great Bear Lake Mines (“GBLM”). The holdings of GBLM and Cominco were under option to Eldorado.

1963: Northwest Explorers optioned the property and drilled eleven holes.  The company was then incorporated as Echo Bay Mines Ltd., who acquired the mining lease from Cominco.

1964-1966: Echo Bay Mines Ltd. started copper and silver production in 1964, with initial milling completed at the former producing Eldorado Mine to the southwest. In 1966, Echo Bay Mines purchased the mill and surface plants from Eldorado Mining and Smelting Ltd.

1966-1970: In 1966, a third adit was driven on the Echo Bay vein system for the 1968 installation of a winze at the 415’ level. From 1968-1970, several levels were developed from the winze, to a depth of 1665’.

1971-1981:  By 1972, the Echo Bay mine had six levels developed and the mill operated at 90 tonnes per day. During 1971-1972, the average ore grade was 2,331 g/t silver and 0.92% copper. Production from both the Echo Bay and Eldorado Mines continued until 1981.

1969-1976: Echo Bay Mines Ltd. conducted intensive surface exploration for silver, consisting of geological mapping and prospecting, soil geochemistry, and diamond drilling over their Echo Bay and Suki claims, and holdings optioned from Eldorado and Ventures Ltd. Most of the reported diamond drilling was conducted on the Echo Bay, Ray and Suki claims. Several of these programs were executed by the Edmonton consulting firm Trigg Woolett.

1996: The leases covering much of the Echo Bay and Eldorado mine areas were relinquished by Echo Bay Mines Ltd.; however, the claims covering the area of the Eldorado No. 2 shaft, a small area NE of the Ventures leases, the area SW of the original veins, and Cobalt Island, currently remain in good standing until 2194.

PORT RADIUM-ECHO BAY AREA

1932: Great Bear Lake Mines held ground (the Rad claims) to both the north and south of the Cominco holdings which was also to the east of the main holdings of Eldorado Mining and Refining Ltd. Two blocks were held: the northern block to the northeast of Crossfault Lake and the southern block along the northwest shore of lower Glacier Lake. Initial prospecting and trenching was conducted in the area of the Echo Bay Mine, on these holdings.

1932:  J.P. Dolan (1932) reported that on the Rad No. 1 claim of the southern block of Great Bear Lake Mines, test pits were sunk on two silver-copper veins and a 35’ deep shaft was sunk on the No. 1 vein. The veins were located to the immediate southeast of the Echo Bay vein network which was trenched on the Ray claims of Eldorado and the Echo Bay claims of Cominco.

1939: Mining leases were obtained for the Venture Ltd. claims. Dominion Explorer’s subsequently acquired a 50% interest in the holdings, and the holdings were later leased to Eldorado in exchange for a royalty on uranium production.

1944: In his report for Eldorado, Bateman reported that Eldorado Exploration ( a subsidiary of Eldorado Mining and Smelting) conducted ground geophysical surveys in the Eldorado Mine area and prospecting and 1”=400’ scale mapping of the area (led by Bateman and Jolliffe of the Geological Survey of Canada) and local 1”-200’ plane table mapping of the topography. Bateman reported on the Echo Bay silver-copper+/- uranium veins and a copper vein (1-6’ wide x 1500’ long) located to the east of Common Lake.

Pre 1947: Marc claims staked between Glacier and Crossfault Lakes, by Frobisher Ltd. These claims were known to be in good standing until later than 1969.

1948: Cominco drilled 3 xray holes on the SW edge of Common Lake, to test a northeast trending copper bearing structure located in trenches on the old Echo Bay 3 and the northern area of the current GLAC-1 claim. The drill site and drill core was later located by Kavlik in 1996, who reported that drilling did not test copper-gold targets of the EW trending zone defined in nearby trenches to the east.  Additional trenching was also completed in the Common Lake area, in the vicinity of the EW Cleaver Lake fault, and possibly subsidiary WNW-ESE trending structures. Cominco also drilled 24 xray holes on the south shore of Glacier Bay, on the current GLAC 1 claim; however, no results are available for this program. These holes appear to have tested a previously trenched, EW trending structure.

1950: Frobisher Ltd. drilled four diamond drill holes (103 metres total) along a NE trending structure located on the Marc claims, located north of the Echo Bay claims of Cominco, and between Crossfault and Glacier Lakes. The structure (herein referred to as the North Glacier Lake structure) has been interpreted by several workers as a possible extension of those hosting the uranium and copper-silver veins of the Eldorado and Echo Bay mines. The four holes tested a NE trending lineament to drilled depths of up to 34 metres and intersected a narrow 0.5 foot wide breccia/brittle fault zone cutting variably hematite and pyrite altered granodiorite. It was reported that no radioactivity was recorded. The Marc claims were shown on claim maps until at least 1969.

1960-1970’s: Echo Bay entered into agreement to acquire an interest in the Echo Bay claims of Cominco, the claims of Ventures Ltd., and the mining leases/claims of Eldorado. The company conducted extensive surface exploration in the area during this period, consisting of geological mapping, soil geochemistry, local VLF-EM surveying and diamond drilling.

The focus of these programs was for copper-silver mineralization and geochemical analysis for additional elements appears to not have been routinely conducted; however drill core was routinely tested for radioactivity.

1965-1969: The expired RAD claims, on the northwest shore of Glacier Lake, were replaced by the Suki 1-5 and Echo Bay 11 and 12 claims of Northwest Explorers Ltd., the precursor company to Echo Bay Mines Ltd. Certificates of work were filed from 1966-1975 and the claims were transferred to Echo Bay in 1970.

From 1966-1969, a total of 5002 ft was reportedly drilled in 10 drillholes on the Suki claims, by Echo Bay Mines Ltd. Filed sketches suggest the drillholes tested a series of NE trending structures located to the northwest of the shore of lower Glacier Lake.  The drilling tested a 2500 foot strike length. All holes reported minor chalcopyrite, pyrite and red hematite, as well as local arsenides and/or bismuth which occur within quartz stringers, open fractures and disseminated zones. Thick intervals of brick red (K feldspar?) alteration were also noted. Only silver, copper and uranium analysis were reported, and only drillhole (S1) returned an anomalous copper result of up to 3.1% over a 1.6 foot interval.

1967 (est): Prior to 1967, the original expired claim holdings of various companies, on the peninsula between south Glacier Lake and Echo Bay, were restaked at the AT and Hydrogen claims. By 1967, these claim groups had also expired and were restaked by Portland Syndicate, as the Luck claims. The Jon, Jim and Bet claim group to the east and northeast of the Luck claims were also acquired by Mylandex Mines Ltd. Little significant work was recorded for these holdings.

1968: A report by B.W. Robinson described the uranium exploration program conducted for Echo Bay Mines, on the Echo Bay 11 and 12 claims, located on the north shore of Glacier Bay. Detailed 1” to 200 ft mapping and scintillometer surveying was conducted.  Only copper, silver and U3O8 values were reported for collected rock samples. The best sample was reported as a 1 foot interval of 4 oz/ton silver, trace copper and 0.02% U3O8; however, little prospective mineralization was noted.

1969-1976: Echo Bay Mines conducted intensive surface exploration consisting of geological mapping and prospecting, soil geochemistry, and diamond drilling on their Echo Bay and Suki claims, as well as on holdings optioned from Eldorado and Ventures Ltd. Most of the reported diamond drilling was conducted on the Echo Bay, Ray and Suki claims. Several of these programs were executed by consulting company Trigg Woolett, on behalf of Echo Bay Mines.

1975-1977: Echo Bay Mines also staked and explored the FT claims, which were located to the to the immediate east of Glacier Lake. These holdings were located northeast of the current GLAC 1 claim, in the southeast area of the current GOSSAN 2 claim. Way (1976) and Beckett (1977) reported on the results of geological evaluations, geochemical (soil) sampling, and diamond drilling (one hole) conducted on these claims. Anomalous copper and silver geochemical values were associated with a broad gossanous zone along the EW trending Cleaver Lake fault.

1978-1985: During the late 1970’s to the mid 1980’s, little exploration was conducted in the area. As a result, numerous claim holdings expired and little ground was restaked. The leases of Ventures Ltd. (also refered to as the Uranium 1,2,3),were maintained continuously since 1939, by Ventures Ltd. and Dominion Explorers. As well, the Cirrus leases were also maintained at this time.

1984: Westfield Minerals acquired the Glacier Bay (Cirrus Leases) and Gossan Island (Mink Leases) properties. Exploration was conducted on their behalf by Trigg, Woolett and Olson. The Cirrus Leasesand Mink Leases were reported to be in good standing until September 2002 and February 2003, respectively.

1985-1989: The Central Electricity Generating Board Exploration (Canada) Limited (“CEGB") of Calgary, Alberta initiated a regional exploration program formulated on an exploration model based on the characteristics of the Port Radium and Camsell River polymetallic vein deposits.

Reconnaissance mapping and radiometric surveying was conducted throughout the area from Port Radium to Lindsley Bay, including the area of CEGB’s Bud 1-8 and Cross claims. More detailed mapping and rock/soil sampling was completed at the Long Bay uranium occurrence and at the Sparkplug Lake gold occurrences.

1989: CEGB conducted airborne magnetic-EM-VLF-EM surveying over the area mapped by Eldorado in 1944. The survey provided geophysical templates of responses associated with the Eldorado and Echo Bay deposits. Airborne surveying was followed by focused prospecting and local ground VLF-EM surveying of prioritized conductors identified from the airborne survey. Further work was recommended.

1996: The TLA partnership staked the current GLAC1 and 2, WATT and ECHO claims (GLAC property) and conducted grassroots exploration of their holdings in the Glacier Bay and Gossan Island area, under the direction of Kavlik Mining Services. The results were reported by geologist C. Greip. Trenching and rock sampling was conducted in the area between Common Lake and Glacier Bay, where analyses discovered widespread occurrences of chalcopyrite-magnetite breccias and veins along an EW trend. Analyses also indicated that significant gold is associated with the mineralization at this occurrence, as well as the Echo Bay vein system. Prior to this program, gold analyses had not been routinely conducted.

1996: Ian McCartney conducted a property evaluation of the GLAC gold property held by TLA. Verification sampling of sites identified from the 1996 Kavlik program was completed.

1996: The TLA partnership staked the TUT 1, TUT 2 and RAD claims (TUT property) and conducted grassroots exploration of their holdings in the area between West Glacier Lake, Tut Lake and Cross Fault Lake, as well as in the Port Radium area. Exploration activities were conducted under the direction of a related company, Kavlik Mining Services. The results of this program were reported by geologist C. Greip. Rock sampling confirmed polymetallic uranium occurrences in the Bear Bay, Corregidor Bay and North Crossfault Lake areas, as well as Pb-Zn-Cu-Ag-Co-Ni occurrences to the east of Crossfault Lake.

1996: At this time, the BUD 1-4 claims (returned from CEGB; BUD 5-8 were previously allowed to lapse), and were combined with the newly staked MAR 1-12 claims, to be registered in the name of D. Webb. Mongolian Gold Corporation then reportedly held the property, which covered the area between Glacier Lake, Echo Bay and Lindsley Bay and included the gold occurrences of the Sparkplug Lake area. McCartney (1996) reported that Mongolian Gold Resources (later Tyhee Development Corp.) conducted trenching and sampling; however, no information regarding these activities are in the public domain. No subsequent work was recorded for these claims, which were then allowed to expire in the years following. The Ventures (50% Ventures-50% Dominion Explorers), Cirrus and Mink Leases (Energold Minerals), as well as the CROSS claim (CEGB) were also indicated on maps at this time, and appeared to have been in good standing at this time.

Pre 2005: The only claims held in the area of the current Port Radium-Echo Bay property were those of the GLAC property (GLAC1 and 2, WATT and ECHO claims) of the TLA partnership, the Ventures Leases of Ventures Ltd. (now Falconbridge) and South Malartic, and the RAY and COBALT claims of Echo Bay Mines (now held by Kinross).

2005: H. Mumin conducted brief reconnaissance reviews and limited rock sampling of the Port Radium /Echo Bay property, on behalf of Alberta Star Development Corporation.

6.0

GEOLOGICAL SETTING

6.1

Regional Geology

 Adapted from Hildebrand, 1981; Hildebrand et al.1987; and Hoffman and Hall, 1993

The Port Radium-Echo Bay Project is located in the northern portion of the Great Bear Magmatic Zone (GBMZ), part of the Bear Structural Province of the Canadian Shield (Figure 3). The Bear province covers some 40,000 square kilometres (100 x 400 km) and consists of the gneissic Coronation Geosyncline to the east, and the GBMZ to the west, with the long-lived, polyphase Wopmay Deformation Zone (WDZ) separating the two terranes (Hildebrand, 1986) (Figure 4). This orogenic zone developed on the western side of the Archean Slave craton between 2.1 and 1.8 Ga.  Hoffman (1980a) divided the Wopmay Deformation Zone into four distinct tectonic zones: (1) a thin autochthonous cratonic cover and foreland basal sequence overlies the northwestern area of the Slave Craton (2) the Asiak fold and thrust belt of of continental shelf and carbonate sequences overthrust on the Craton (3) the Hepburn orthotectonic zone of deformed rift sediment-volcanic sequences intruded by post tectonic S-type plutons (4) the little deformed GBMZ, of subgreenschist facies volcano-sedimentary sequences intruded by I-type plutons. The GBMZ is onlapped by platformal Paleozoic cover sequences to the west. The Port Radium-Echo Bay Property is situated in the western part of the GBMZ.

The Hottah Terrane is a basement continental calc-alkaline volcano-plutonic arc and associated sedimentary rocks which formed above an eastward subducting plate along the western margin of the Slave Province (Hildebrand et al. 1987; Clowes, 1997). The volcano-sedimentary rocks of this terrane were cut by calc-alkaline biotite-hornblende bearing plutons with ages ranging from 1.914 Ga to 1.902 Ga..  A depositional prism of geosynclinal shelf and slope sediments (Epworth, Snare and Akaitcho Groups) of the Coronation Supergroup formed at the edge of the continental margin and at about 1.90 Ga, arc magmatism stopped and a bimodal suite of submarine volcanic rocks erupted onto the block faulted and subsided sediments of the margin. This tectono-magmatic episode lasted only 5-10 Ma, related to intra-arc extension which also generated a marginal basin originally to the east of the Hottah arc. The basin filled with siliciclastic and carbonate rocks overlying the volcanic succession and lapping on to the Slave craton to the east.

Within 5-10 Ma, the sedimentary basin was simultaneously shortened and intruded by peraluminous to metalumious plutons of the Hepburn intrusive suite (1.896 -1.879 Ma). The shortening resulted in detachment and eastward thrusting of the imbricated basinal sediments into the Calderian accretionary wedge forming the Asiak Fold belt in the east and the Hepburn plutonic and metamorphic zone (Turmoil Klippe) in the west part of the former basin. As the hot plutons of the Hepburn suite were emplaced over the colder authochton of the western Slave craton, inverted metamorphic isograds developed.

The 1.878 Ga closure of the marginal basin resulted in the initiation and growth of the 1.876 -1.850 Ga continental, arc complex of the GBMZ at the suture between the Hottah arc to the west and the Hepburn suite to the east. The Great Bear Magmatic Zone is a 400 metre long x 100 metre wide corridor which is the product of the final stages of continental volcanism and related plutonic activity.

It consists of low titanium/high aluminum calc-alkaline volcano-plutonic rocks which have been intruded by a suite of hornblende and biotite bearing plutons of similar age (Hoffman and Bowring, 1984; Hildebrand and Bowring, 1084).  The thick supracrustal sequences are referred to as the McTavish Supergroup, and consist of sub-greenschist facies, calc-alkaline andesitic to rhyolitic volcanic, volcaniclastic and sedimentary rocks, which have been interpreted as remnants of ancient stratovolcanoes and the products of caldera collapse (Hildebrand, 1984).

The occurrence of these sequences as isolated roof pendants within larger batholiths of the GBMZ hinders regional stratigraphic correlations between widely spaced regions.  The northern part of the GBMZ is underlain by a 10 km thick section of supracrustal rocks of the MacTavish Supergroup, which comprises three Groups: the Labine, Dumas and Sloan, in ascending order.  The southern part of the GBMZ is underlain by a 5 km thick section of the Faber Group, which has been interpreted as broadly correlatable with the Sloan Group. These units occupy the central core of the GBMZ, and are flanked to the west and east, by rocks of the Labine and Dumas Groups, respectively.  Cannuli (1989) also suggested that the Labine and Dumas may be broadly correlative and that the distribution of supracrustal sequences define a regional scale syncline within the GBMZ volcano-plutonic complex.  Ghandi (1994) noted that synvolcanic quartz monzonitic plutons within the stratigraphy of both the Labine and Faber Groups were closely coeval; however, the predominantly basaltic and less andesitic strata of the Labine Group contrasts with the more felsic strata of the Faber and Sloan Groups. The Faber Group volcanic sequences were suggested to be texturally and chemically similar to products formed in anorogenic extensional settings, such as in the Missouri granite-rhyolite terrane and the Gawler ranges of South Australia, rather than a subduction setting (Ghandi, 1994).

The Labine Group, which represents the main magmatic arc in the western part of the GBMZ, consists of a 7 km thick section of volcanic-derived rocks which is exposed in the Port Radium-Echo Bay area. The Labine Group consists of the lower Port Radium Formation and the overlying Echo Bay and Cameron Bay Formations, which collectively define a minimum of two caldera collapse sequences. The rocks of the Labine Group have been intruded along a minimum of two stratigraphic levels, by intermediate plutons and largely concordant  sills of the Mystery Island Intrusive Complex.  The lower sheet includes the Bertrand and Mystery Island plutons and the upper sheet includes the Contact Lake and Glacier/Tut plutons. These intrusive typically have pronounced zoned alteration haloes within the intrusions and/or their flanking host rocks. Large, felsic syn- to post-volcanic, granite to monzonite plutons of the Great Bear batholith also intrude this sequence. These intrusions have locally developed hornfels aureoles but lack the strong alteration associated with the earlier intermediate sills.

The cessation of volcanism in the GBMZ may have been the result of subduction of an oceanic spreading ridge or other high topographic features such as remnant arcs. Gravity studies have suggested the presence of another arc further to the west (Fort Simpson arc) existed on the western side of the ocean, and now under Paleozoic cover. The cessation of arc magmatism due to ridge subduction is common to Mesozoic-Cenozoic volcanic arcs worldwide, such as in South America, where the Chile Rise and Nazca Ridge were subducted into the Peru-Chile Trench and in California, where the East Pacific Rise was subducted under North America (Hildebrand, et al. 1987). Such an event may also have resulted in a change in plate motion in the GBMZ, to transpression (dextral wrenching) and folding oblique to the original subduction direction (Bowring, 1984). As a result, the concordant plutons and their host rocks were folded around NW trending axes at about 1.843 Ga (Bowring, 1984), exposing the plutons and their altered waIlrocks in oblique cross-section.

Post-dating the development of the northwest trending folds, large, discordant, epizonal, biotite bearing granites and quartz diorites were emplaced between about 1.858 and 1.843 Ga (Bowring and van Schmus, 1987), formed as a result of melting due to crustal thickening from folding (Hildebrand et al, 1987). Bodies of this syenogranitic suite are also offset by continued movement on a swarm of later transcurrent, predominantly north to northeast trending faults. These structures were developed as a result of east-west shortening which generated the northeast trending, dextral strike-slip structures (Hoffman, 1980; Hil-debrand et al., 1987). Evidence of plutonism in this setting is noted as swarms of related northeast trending dykes.

Movement on these northeast faults is related to displacement on north-south, transcurrent fault zones, parallel to the Womay Deformation Zone.  Displacement along these structures continued after the development of the igneous and sedimentary rock assemblages in the GBMZ, commonly resulting in kilometre scale offset of units.

The northeast trending faults are also cut by Cleaver diabase (Hoffman, 1984; Hildebrand, 1982), and both are unconformably overlain by the sedimentary basin of the 1.663 Ga Hornby Bay Group (McGrath and Hildebrand, 1984 ; Bowring and Ross, 1985) . Hildebrand (1988) noted that many of the northeasterly faults were reactivated during a period of normal faulting which occurred during the late stages of, or after, the deposition of the Hornby Bay Group (Hildebrand, 1988). Gabbro sills known as Western Channel diabase are considered to be the youngest rocks in the area (Hildebrand, 1982).

120°
104°
69°
60°
ARCTIC PLATFORM
Coppermine Homocline
CORONATION GULF
Port Radium-Echo Bay IOCG Project (U-Ag-Cu-Ni-Co-Au)
GREAT BEAR LAKE
Great Bear Magmatic Zone
Turmoil Klippe
Asiak Thrust-fold Belt
Kilohigok Basin
Thelon Magmatic Zone
Terra Mine Ag-U
Hottah Terrane
Nico IOCG Deposit Co-Bi-Au
SLAVE CRATON
MACKENZIE PLATFORM
YELLOWKNIFE
Thelon Basin
CHURCHILL
GREAT SLAVE LAKE
Taltson Magmatic Zone
HINTERLAND

Temporal classification of principal geotechnic elements adjacent to the Slave Craton
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

0 50 100
kilometres

LEGEND

- Geon 0-5 cover
- Geon 7-16 cover
- Geon 18-19 (?) cover
- Geon 18 magmatic zone
- Geon 19 magmatic zone
- Geon 18-20 cover
- Geon 18-25 (?) basement
- Geon 18-32 (?) basement
- Geon 25-39 basement

ALBERTA STAR DEVELOPMENT CORP.

DRAWING TITLE:

Port Radium - Echo Bay Property

TECTONIC SETTING

LOCATION:	Port Radium - NWT		FIGURE : 3
DATE:	Mar 2006	SCALE:	As SHown
DRAWN:	TerraCAD 2006	DATA:	....

Alberta Star
Port Radium - Echo Bay
IOCG PROJECT
(U-Ag-Cu-Ni-Co-Au)
Port Radium
GREAT BEAR LAKE
HOTTAH LAKE
Alberta Star
Longtom Property
Cu-Co-Au-Ag-U
Nico IOCG Deposit
(Cu-Bi-Au)
Sue - Dianne
IOCG Deposit
(Cu-Ag)
LAC LA MARTRE
A11
67°
66°
65°
64°
64
118°
116°
118
116
LEGEND
Neoproterozoic
0.78 Ga:
Hottah sheets in Wopmay orogen: gabbro, diabase
Mesoproterozoic
1.27 Ga:
Muskox Intrusion in Wopmay orogen: serpentinized dunite and peridotite, pyroxenite, gabbro, picritic border phase and feeder dyke, hybrid upper border phase
LeRoux, Fort Confidence and Dease Lake formations (Dismal Lakes Group) in Copppermine homocline: sandstone, shale, dolomite
Paleoproterozoic
Lady Nye Formation (Hornby Bay Group) in Coppermine homocline; Ellice Formation in Bathurst Inlet and Kent Peninsula; Thelon Formation in Thelon basin: sandstone, conglomerate, siltstone, dolomite
Bigbear and Fault River formations (Hornby Bay Group) in Coppermine homocline and Wopmay orogen: sandstone, conglomerate
1.87 – 1.84 Ga:
Great Bear and Bishop intrusive suites in Wopmay orogen; Compton laccoliths in Great Slave Lake: magnetite-series granite, granodiorite, quartz, monzonite, quartz diorite, diorite
1.87 – 1.86 Ga:
MacTavish Supergroup in Wopmay orogen: rhyolite, rhyodacite, dacite, andesite, basalt, gabbro, intrusive felsic porphyry, sandstone, conglomerate, siltstone
1.89 – 1.87 Ga:
Hepburn intrusive suite in Wopmay orogen; Butte Island intrusive suite in Great Slave Lake: ilmenite-series granite, granodiorite, tonalite, quartz diorite, diorite hornblendite, norite, peridotite
1.90 – 1.89 Ga:
Akaitcho, Grant and lower Bell Island Bay groups of Hottah terrane in Wopmay orogen: basalt, gabbro, rhyolite, intrusive porphyry, akrose, pelite, marble
Paleoproterozoic and/or Archean
Intrusive suites of Hottah terrane (conjectural south of latitude 65 N) in Wopmay orogen: granite, granodiorite, tonalite, quartz diorite, amphibolite
Holly Lake metamorphic suite of Hottah terrane in Wopmay orogen: quartzite, siltstone, pelite, mafic and intermediate volcanic rocks, amphibolite
Archean
Undifferentiated granitoids in Slave craton and deformed equivalents in Wopmay orogen: granite, granodiorite, tonalite, quartz diorite, diorite, gabbro
Fault location
SCALE
KILOMETRES 25 0 25 50 75 KILOMETRES
MILES 0 20 40 MILES
ALBERTA STAR DEVELOPMENT CORP.
DRAWING TITLE:
Port Radium - Echo Bay Property
REGIONAL GEOLOGY
LOCATION: Port Radium - NWT
FIGURE : 4
DATE: Mar 2006
SCALE: As Shown
DRAWN: TerraCAD 2006
DATUM: ....
After: Hoffman, P. and Hall, L. - GSC Open file 2559 (1993)

6.2 Local Geology

Adapted from Hoffman & McGlynn, 1977;Hildebrand, 1981; Reardon, 1992; Robinson & Ohmoto, 1971.

The geology of the Port Radium-Echo Bay area, as shown in Figure 5, has been compiled from mapping completed by Hildebrand, 1981 and Reardon, 1992.

Stratigraphy

The Port Radium-Echo Bay area is underlain by volcano-sedimentary rocks of the Labine Group, which is subdivided into 3 main formations: Port Radium, Echo Bay, Cameron Bay (Table 2). These are further subdivided into members which represent two main eruptive caldera phases: an early phase characterized by relatively gas-poor eruptions of andesitic lavas (Port Radium and Echo Bay Formations) and a younger, more gas-charged phase of voluminous siliceous volcanics and volcaniclastics (within the Cameron Bay and Feniak Formations) (Hildebrand, 1981). The stratigraphy can be locally isolated into distinct calderas, 3 to 5 km in diameter. The two cycles of caldera collapse, resurgence and intermediate plutonism are characterized by cone facies andesite, marr diatreme breccias and caldera fill sediments.

Lithogeochemical studies indicate that the Labine sequence is a high K, calc-alkaline belt of stratavolcanoes similar to Andean continental arc sequences (Ewart and LeMaitre, 1980). The sequence has only been subjected to low grade metamorphism (zeolite facies), with local contact metamorphic effects (i.e. hornfels) noted in supracrustal rocks flanking large plutons of the Great Bear Batholith series.

Table 2: Listing of Lithologies in the Port Radium-Echo Bay Area
AGE		SUPRACRUSTALS	INTRUSIVES
Middle			Diabase and Gabbro
Proterozoic			(d)
Early			Diabase Dykes(?)
Proterozoic
Great Bear Batholith
(G3ga, G3gk, G3dk)
	Cameron Bay	Planar and cross-bedded	Mystery Lake
	Formation	volcanic-lithic and feldspathic	Intrusive Complex
		sandstone, siltsone and	(G1m)
mudstone. Members include
(Lrf4), Rocher Rouge Tuff,
	(Upper Caldera)	Achook Andesite, Western
Channel Tuff, Doghead Tuff,
(Lrf3), Stevens Tuff, (Lrf2),
MacKenzie Tuff(Lmt), Lindsley
Tuff(Llt), (Lrfl), and (Lt).
	Echo Bay Formation Porphyritic andesite flows and		Cobalt Porphyry
		breccias and related epiclastics.	(Lec)
Members include Sparkplug
	(Lower Caldera)	Lake (Lef), Surprise Lake (Les),
and Mile Lake (Lem).
	Port Radium	Thin bedded, fine grained
	Formation	sandstone and siltstone, minor
carbonate interbeds (Lp)

455000 m E
465000 m E
7335000 m N
7325000 m N
LINDSLEY BAY
CROSS FAULT
CLEAVER FAULT
ECHO BAY
ELDORADO
CAMERON / REID FAULT
MYSTERY ISLAND
CAMERON BAY
ECHO BAY
South East Arm
South West Arm
BONANZA
EL BONANZA
CONTACT LAKE
CONTACT LAKE
GSC Map 1546A - Hildebrand (1981)
GSC Open File 2507 - Reardon (1992)
LEGEND
EARLY - MID PROTEROZOIC
DIABASE
EARLY PROTEROZOIC
GREAT BEAR BATHOLITH
MONZOGRANITE
GRANODIORITE
MONZONITE DYKES - Age Uncertain
DIORITE - Age Uncertain
SLOAN GROUP
MULLIGAN PORPHYRY
DOMEX FORMATION
LABINE GROUP
FENIAK FORMATION - Sediments
FENIAK FORMATION - Volcanics
CAMERON BAY FORMATION - Sediments
CAMERON BAY FORMATION - Volcanics
MYSTERY ISLAND INTRUSIVE COMPLEX
ECHO BAY FORMATION
PORT RADIUM FORMATION
ALTERED ROCKS ASSOCIATED WITH THE MYSTERY ISLAND INTRUSIVE SUITE
SYNCLINE FOLD AXIS
FAULTS
PAST PRODUCING MINES
Port Radium - Echo Bay Property
Contact Lake Property
0 1.5 3
kilometers
ALBERTA STAR DEVELOPMENT CORP.
DRAWING TITLE:
Port Radium - Echo Bay Property
LOCAL GEOLOGY
LOCATION: Port Radium - NWT
FIGURE: 5
DATE: Mar 2006
SCALE: As Shown
DRAWN: TerraCAD 2006
Datum: NAD 83 Zone 11

The Port Radium Formation occurs in the southwestern part of the map area.  It consists of a lower sequence of siltstones, argillites and cherty metasediments with minor carbonate horizons and is overlain to the northeast, by a thick sequence of andesitic volcanics of the Echo Bay Formation. The lower part of this sequence (Mile Lake Member-Lem) consists of fine grained to microporphyritic andesitic and trachyitic flows intercalated with siltstones, greywacke and tuffaceous horizons.  The upper part of the sequence (Surprise Lake Member-Les) consists of massive porphyritic trachy-andesitic flows separated by intervals of tuff, argillite, conglomerate and greywacke. The Port Radium and Echo Bay Formations are considered to be components of a single caldera sequence.

To the north and northeast, the Echo Bay Formation is overlain by the Cameron Bay Formation, a succession of rhyodacitic ashflow and ashfall tuffs intercalated with coarse clastic sediments, conglomerates and andesite, which represent the second, or upper caldera sequence. The basal member of the Cameron Bay Formation is a crumbly weathered, ferrigenous conglomerate and overlying sediments are all poorly cemented. The granitic plutons which intruded this formation have K-Ar ages of 1765-1855 Ma, similar to the Echo Bay Formation. These features suggest that there was a very short time span between the deposition of the Echo Bay Formation, uplift and erosion, deposition of the Cameron Bay Formation and the emplacement of granitic intrusions. A number of intrusive bodies have also been emplaced into the volcanic succession:

•

Cobalt Porphyry-Feldspar (Lec)-hornblende porphyry (or may be flow?)

•

Mystery Island Intrusive Suite (G1m)-monzodiorite to quartz monzonite

•

Great Bear Magmatic Batholiths (G3)-biotite-hornblende granite/adamellite, diabase

•

Diabase Dykes

The Cobalt Porphyry is exposed in the Port Radium area, where it was emplaced as coeval subvolcanic dykes and sills related to the Echo Bay Formation. The unit includes both hornblende-felspar porphyry members and microdiorite and zones of strongly iron metasomatized wallrocks (magnetite bearing) are commonly associated. There remains debate if the Cobalt Porphyry is a series synvolcanic sills related to the lower Echo Bay Formation.

The Mystery Island Suite of monzonites and quartz monzonites were intruded into the volcanic successions as subconcordant subvolcanic sills and laccoliths, as well as clearly discordant dykes and stocks. When approximately 5 km of later slip along the NE trending Reid Lake Fault is taken into account, they occur as three discrete plutons within the Port Radium Formation (Mystery Island/Bertrand Pluton) and Echo Bay (Glacier/Tut Pluton and Contact Lake Pluton) and Cameron Bay Formations (minor plugs and dykes). The plutons are flanked by a related metasomatic aureole in the wallrock which appears to be concentrated at or near upper contacts. This alteration halo shows a distinct zonation (inner to outer) from albite to magnetite-actinolite-apatite to pyrite+/- chalcopyrite+/- silica gossans. The alteration types are described in detail below. Pebbles of quartz monzonite are found within conglomerates of the Cameron Bay Formation and a related monzonitic plug cuts the sequence to the east of Cameron Bay. Such relationships suggest that magmatism related to the Mystery Lake Intrusive Complex may have been contemporaneous with volcanism related to the Cameron Bay Formation.

Large batholiths of the G3-granite suite flank the supracrustal units of the Echo Bay both to the southwest, the northeast and the northwest. Intrusive contacts are often well-defined and discordant, in sharp contrast with the earlier monzonitic suite. The Hogarth and Gilleran Plutons are located to the northwest and northeast, respectively, and are predominantly biotite-hornblende adamellites. These plutons are generally finer grained, and have wide contact metamorphic aureoles.

The upper border of the Hogarth Pluton, of granodiorite and aplite, has shed boulders into the overlying volcanic pile of the Feniak Formation, suggesting this magmatism was also coeval with volcanism (Hoffman and McGlynn 1977). The Richardson pluton, to the southwest, is mostly coarse to megacrystic pink biotite-hornblende granite. It has a sub-horizontal roof and sharp, steep margins and is discordant with folding observed in the volcanic succession. Some diabasic or fine grained granodioritic phases have been mapped within these intrusions, as well.

Diabase dykes and sills (d) are the latest intrusive event in the area, and some are considered to be part of the regional Franklin dyke swarm, of Mid-Proterozoic age. There is also evidence of emplacement of earlier diabase dykes, of Early Proterozoic age, as well. Mapping indicates that that both series of dykes and sills cut rocks of the supracrustal succession, as well the Mystery Island Intrusive Suite and the younger granitic batholiths. The dykes trend mostly west-northwest,  east-west, north-south and less commonly, northeast. Field relationships suggest that the EW and NW trending dykes may be older than the NE trending dykes.

As well, the dykes collectively appear to be earlier than some of the faults and later than others and have been reported as both pre to post mineralization in age (Mursky, 1944). A K-AR age of 1400 Ma obtained from a biotite-hornblende diabase sill in the Port Radium area may represent the latest phase of diabasic magmatism in the area (Robinson and Morton, 1971).

A series of northeast trending dykes of fine to medium grained leucocratic monzonite or quartz monzonite have also been mapped as cutting rocks of the Cameron Bay Formation. It is uncertain if these are related to the Mystery Island Intrusive Suite.

Structure

The volcanic stratigraphy in the Port Radium-Echo Bay area defines a broad syncline between Echo Bay and Lindsay Bay.  The sequence has been folded about gently plunging, northwest trending axes, with zones of closely spaced folds, with wavelengths of 5-10km which are separated by broader northeast dipping homoclines 25-30km in width.  In the Port Radium-Echo Bay area, map patterns of shallowly dipping stratigraphy indicate that the rocks of the Cameron Bay Formation define several circular trends which could define vent areas within a larger caldera and/or doubly plunging synclinal structures. The largest of these features, herein referred to as the “Cameron Vent”, is centered on the Cameron Bay-Lindsley peninsula and is also prominent in aerial photographs. Additional circular trends defining possible vents are located southeast of Sparkplug Lake and to the north of Hook Island. Straight to curvilinear topographic lineaments in the area may be the expression of caldera related ring, radial and domal structures and/or later structures developed during continuing tectonism.

Within the Port Radium-Echo Bay area, widespread shear and fault zones are recognized as prominent lineaments marked by elongate depressions with narrow bays, lakes or rivers and nearly vertical cliffs. The southwest and southeast Arms of Echo Bay appear to be expressions of such structures. All of the volcanic-plutonic rocks of the GBMZ have been cut by a series of vertical, north to northeast striking late dextral faults. These structures are the most widespread pattern and are considered to be related to a regional compressional event and the Wopmay Fault Zone to the east of the project area.

Five prominent, subparallel fracture systems of this type are up to 24 kilometres long, and are spaced approximately 5 kilometres apart throughout the area.  One of these systems is referred to as the Cameron/Reid Fault, which passes through Echo Bay, Cameron Bay and the southeast end of MacKenzie Island.  The Cameron/Reid Fault displays an apparent dextral displacement recognized as over 5 kilometres of offset of various sills and laccoliths of the Mystery Island Intrusive Suite, and their associated gossanous zones. Some earlier dip-slip faults developed during caldera formation and collapse, also have traces that are parallel to the younger northeasterly faults.

These syn-volcanic structures have less displacement and shorter strike lengths, and are truncated by the flanking batholiths. Displacements on these faults are both apparent dextral and sinistral.  The local alignment of alteration patterns along structures suggest that a close temporal relationship may have existed between the syn-volcanic structures and hydrothermal fluids exsolved from the plutons of the Mystery Island Intrusive Suite.

From his studies in the Port Radium area, Campbell (1955) suggested that the area underwent a complex structural history with at least four episodes of fracturing which developed during early northeast fracturing and three episodes of tensional opening:

Stage	1	:	NS Extension-generating NE dextral fracturing and faulting
Stage	2	:	NW Extension-causing NNE fracturing and tensional opening; occupation of NE, NNE
			structures by giant quartz veins
Stage	3	:	NNE Extension-causing fracturing and WNW tensional opening; occupation of WNW and
			NE trends by diabase dykes.
Stage	4	:	NW Extension-causing tensional opening and mineralization of original NE trending
			structures.

A NS and EW set of fractures form acute angles with the main northeast trending faults, and were considered by Campbell as either conjugate shears, second order shears, or tension fractures related to the same system.  Diabase dykes and sheets often occupy this set. These trends may be related to regional compressional events, as similar structures have been reported in the MacKenzie District and into northern Alberta.

Alteration

Hoffman and McGlynn (1977) reported that the most prevalent alteration affecting the rocks of the Labine Group is pervasive potassium metasomatism, with enriched potasssium (to >6.0% K2O) and depleted sodium (to <0.5% Na2O). Plagioclase feldspar phenocrysts and the groundmass of these volcanics are completed replaced by an unidentified K-rich mineral.  Rocks with high K2O/Na2O ratios have Rb/Sr ratios greater than 10, and are considered to have resulted from a hydrothermal event, similar to modern hotsprings.

Other workers noted zoned alteration spatially related to plutons of the Mystery Island Intrusive Suite. Mapping (1:25,000 scale) by Reardon (1992) focused on the alteration patterns and species, which are described below, as an excerpt from her work. The alteration occurs mostly, but not exclusively, at higher structural levels above the pluton. The locally irregular shape of individual zones suggest that some coeval active structures may also have controlled local hydrothermal flow in these areas, as well. Most recent mapping of alteration patterns in the Contact Lake area was completed in 2005, by geologists of Alberta Star.

Mumin (2006) reported that in the Contact Lake area, rocks with well-preserved primary textures have been altered to a distal propylitic assemblage (chlorite-epidote-carbonate+/-albite, sericite) which have locally been overprinted by the products of more proximal sericitic and potassic alteration, silicification and extensive pyritic gossans.  Hydrothermal centres in the Contact Lake area are characterized by the presence of massive albitites +/- magnetite, Cu-Au-Co sulphides in tourmaline +/- chlorite +/- magnetite, hematite alteration, magnetite-actinolite-apatite stockwork and diatreme bodies (Mumin, 2006).

Excerpts from Reardon (1992) are provided below as a regional description of the general hydrothermal alteration associated with the plutons of the Mystery Lake Intrusive Complex:

“Although the mineralized veins in the Echo Bay and Conjuror Bay-Camsell River areas have been extensively studied, little work has been carried out on the plutons of the Mystery Island intrusive suite and their altered wallrocks. A study by Furnival (1939) of the geology in the Contact Lake area included modal analyses of the Contact Lake pluton.

Cherer (1988) studied the petrology and geochemistry of the Contact Lake pluton and the southern portion of the Glacier Lake pluton. Hildebrand (1982, 1986) mapped altered rocks above and within the Rainy Lake and Balachey plutons and carried out detailed petrological and geochemical studies of the rocks. He recognized the alteration assemblages and divided the altered rocks into three zones: 1) albite; 2) magnetite-apatite-actinolite: and 3) pyrite. Pb-isotope (Jory, 1964; Thorpe, 1971) and oxygen, carbon and sulphur isotope studies (Robinson and Ohmoto. 1973) were carried out on the mineralized veins at Port Radium. However, no oxygen isotope data are available for the altered host rocks.

All of the plutons of the Mystery Island intrusive suite have altered wallrocks. The altered rocks comprise zones up to 1 km in thickness which are divided into three zones in the field: 1) a zone of albitized rock present above, and locally below the roofs of the plutons; 2) a magnetite-apatite-actinolite zone present at some distance above the plutons; and 3) an outer zone of pyrite (Hildebrand, 1986; Reardon, 1989). The zones are somewhat discontinuous laterally, and in some areas overlap substantially. Locally, the albite zone, and to a lesser extent, the magnetite-apatite-actinolite and pyrite zones, are superimposed on the plutons.”

Albite zone

The albite zone is characterized by varying degrees of albitization; altered rocks vary in colour from reddish to pale pink. Extremely altered rocks, found in close proximity to the plutons, are white both on the fresh and weathered surfaces, with the only mafic constituent being small wisps of chlorite. Veins and pods of albite are present in highly altered areas. The recognition of albitized rocks in the field becomes increasingly difficult with increasing distance from the plutons, since other processes, such as hematization, and variation in lithology, affect the colour of the altered rocks. A second criterion used in the field for determining the degree of albitization of lava flows is the apparent corrosion of plagioclase phenocrysts.

Magnetite-apatite-actinolite zone and breccias (MAA)

This zone is defined by the presence of at least two of the three minerals: magnetite, apatite and actinolite. Actinolitic amphibole, referred to here simply as actinolite, is the most abundant of the three and is widely distributed throughout the area both within the magnetite-apatite-actinolite zone, and as a singular alteration mineral. The most common assemblages of the minerals in this zone are: I) actinolite-magnetite; 2) actinolite-apatite; and 3) magnetite-apatite- actinolite. The assemblage actinolite-pyrite-quartz is present locally.

The paragenetic sequence of these minerals is actinolite-magnetite or magnetite-actinolite, and when all three minerals are present, magnetite-actinolite-apatite or actinolite-magnetite-apatite. Some magnetite-apatite-actinolite veins elsewhere in the Great Bear magmatic zone contain pitchblende and chalcopyrite (Gandhi, 1988; Gandhi and Bell, 1989).

Magnetite, apatite and actinolite occur as veins and pods or as disseminated crystals. The veins are not very continuous; are generally exposed along strike for less than 1 m ; and are up to 1 m in width. The veins have various orientations, but generally strike E-W and N-S; follow fracture systems; and are steeply dipping. Pods are generally less than 1 cm, and locally up to several centimetres across. Disseminated crystals of magnetite, apatite and actinolite replace country rocks locally. An excellent example of this replacement is found above the Contact Lake pluton. There, strongly albitized rocks containing disseminated magnetite, apatite and actinolite are also cut by magnetite-apatite-actinolite veins. The mode of occurrence of magnetite, apatite and actinolite varies with original lithology. In andesites, these minerals are usually present in veins or pods, whereas in sedimentary rocks alteration minerals are disseminated throughout the rock, replacing individual beds. Some pervasively altered rocks are cut by veins and pods of magnetite-apatite-actinolite or magnetite-actinolite.

Breccias which consist of pink, probably albitized, fragments in a matrix of finely disseminated actinolite and magnetite are common and are usually present near the plutonic contacts. Magnetite-apatite-actinolite breccias comprise angular to rounded fragments of country rock to 1 m in diameter enclosed in a matrix of (in order of formation) medium to coarse grained magnetite (+ sulphides), actinolite, apatite, ± epidote and albite. Robinson and Ohmoto (1973) suggested that actinolite-magnetite veins in the Port Radium area were related to the diabase dykes and sills in the area. Reardon considered this unlikely, as the diabase sills are younger than the veins, and the diabase dykes are not large or widespread enough to have produced this alteration.

Pyrite zone

This zone is characterized by the presence of pyrite as disseminated crystals or centimetric pods which form visible gossans in the field. The zone is generally found at some distance above the roofs of the plutons, although one large gossan is present directly above the northern portion of the Glacier Lake pluton, and small amounts of gossan are present below some of the plutons. Locally, magnetite-apatite-actinolite veins and breccias contain pyrite. Within the pyrite zone, higher concentrations of pyrite are present in sedimentary rocks than in andesites. This could be due to differences in porosity, permeability and/or composition of the two lithologies. In the Echo Bay and Conjuror Bay-Camsell River areas, pitchblende, native Ag, Ni-Co arsenide veins are spatially associated with the pyrite zone (Hildebrand. 1986, 1988). Economic mineralization is not restricted to this zone, however, as demonstrated by the Contact Lake silver-uranium deposit, which is hosted by the Contact Lake pluton.”

A zone of chalcopyrite was recognized east of Port Radium. The zone is characterized by the presence of finely disseminated chalcopyrite within the groundmass and amygdules of andesitic lava flows. This could represent a subzone of the pyrite zone, and is apparently controlled by stratigraphy.”

Altered rocks at Port Radium

Robinson and Ohmoto (1973) attributed alteration of rocks in the Port Radium area to contact metamorphism due to the intrusion of a younger syenogranitic pluton immediately west of Port Radium. However, altered rocks at Port Radium are similar to those adjacent to the plutons of the Mystery Island intrusive suite in that they contain zoned alteration assemblages of albite, magnetite-actinolite-apatite and pyrite. Rocks along the shore of Great Bear Lake are strongly albitized, with albitization decreasing eastward. A magnetite-apatite-actinolite zone trending parallel to the lakeshore (approximately NNE) is present 500 m southeast of the shoreline. A zone of pyrite overlaps both the albite and magnetite-apatite-actinolite zones but is strongest 300 to 500 m from the shoreline. These metasomatic products may be related to fluids exsolved from synvolcanic plutons of Cobalt Porphyry and/or an unexposed (offshore) pluton of the Mystery Island Intrusive Suite, and/or the younger syenogranitic pluton. The Eldorado vein deposits are spatially related to all three metasomatic zones and the Echo Bay vein deposits are spatially related to a strong pyritic alteration zone.

In addition to the metasomatic aureoles related to the plutons of the Mystery Island Suite, vein related alteration is recognized as local argillitization, chloritization, hematitization and carbonatization (in decreasing order of abundance) of wallrocks of mineralized of veins and their host structures.  Minor alteration types include silicification, sulphidization (pyrite and chalcopyrite) and concentrations of apatite.

Airborne Geophysical Signatures

Airborne magnetic responses from both government and private surveys effectively map the general stratigraphy of the area, with supracrustals expressed as high magnetic responses which are flanked by the lower magnetic batholiths (Figure 6). The Port Radium-Echo Bay area is highlighted by a series of lobate magnetic highs which are defined on government maps by the 65,000 gamma contour. These responses appear to reflect a combination of underlying lithology, alteration (magnetic-apatite-albite) and/or magnetite bearing vein systems. Discontinuities and disruptions to the trends appear to express underlying EW , NE and NS trending structures of varying age.

The Port Radium area is expressed as a  6 x 2 kilometre kidney shaped high magnetic response which trends approximately north-south. The northern lobe is centered over the Port Radium mine area and ranges up to 64,000 gammas, which is the highest magnetic response in the area. The southern lobe is centered offshore to the southeast, to the northeast of Mystery Island. A magnetite bearing alteration zone was mapped on the edge of the island.

Electromagnetic response values from the 1959-1960 Eldorado surveys identified anomalous responses in the order of 40-100 (ratio x low frequency response) along the flanks of the northern lobe. This response appears to be related to mineralization associated with the Eldorado deposit.

7335000 m N
7325000 m N
7315000 m N
455000 m E
465000 m E
CROSS FAULT
ECHO BAY
ELDORADO
BONANZA
EL BONANZA
CONTACT LAKE
0
1.5
3
kilometers
LEGEND
TOTAL FIELD MAGNETIC CONTOURS
ELECTROMAGNETIC ANOMALY AND RESPONSE VALUE
(ratio x low frequency response)
PAST PRODUCING MINES
Port Radium - Echo Bay Property
Contact Lake Property
GSC G Series Maps 9090, 9091, 8243 (1977)
GSC Memoir 374 Mursky (1973)
ALBERTA STAR DEVELOPMENT CORP.
DRAWING TITLE:
Port Radium - Echo Bay Property
LOCAL AIRBORNE GEOPHYSICS
LOCATION:
Port Radium - NWT
FIGURE:
6
DATE:
SCALE:
As Shown
DRAWN:
Datum:

6.3 Property Geology

Stratigraphy

The Port Radium-Echo Bay project straddles a large peninsula situated between Great Bear Lake on the west, the Southwest and Southeast Arms of Echo Bay to the south, and Lindsley Bay to the north. The area consists of excellent exposures of outcrop (to >65%) which are separated by topographic depressions which commonly express underlying structures.

The general geology of the project area as shown in Figure 7, is based largely on 1:25,000 scale mapping by Hildebrand (1982) and N. Reardon (1992). Reardon’s work was a regional project focused on the plutons of the Mystery Island Intrusive Suite and their flanking alteration zones. Additional information was obtained from historic maps (1944-45 vintage) to approximate 1:10,000 scale, which were focused on structural elements related to the exploration for Port Radium style shear and fault hosted veins. Property scale mapping of related lithological, structural, alteration and mineralization features was also conducted (1”=100’ or 1:1200 scale) by Echo Bay in the area of the mine and flanking optioned ground.

The Port Radium-Echo Bay project is underlain by a roof pendant of Paleoproterozoic volcano-sedimentary rocks of the Labine Group contained within larger and more voluminous granitic batholiths of the GBMZ. Detailed mapping of the Eldorado and Echo Bay Mine areas by Jory (1964), Campbell (1955) and Robinson (1971), provides a more detailed assignment of stratigraphic units into the dominantly sedimentary Lower Echo Bay Sub-Group and the dominantly volcanic Upper Echo Bay Sub-Group. These divisions include units of the currently defined Port Radium and Echo Bay Formations. The lower Echo Bay Sub-Group outcrops in the Labine Point area of the Eldorado Mine and on Cobalt Island and has been further divided into the basal Cliff and Mine Series which are overlain by the Transition and the upper Tuff series.

The base of the stratigraphic succession of the lower Echo Bay Sub-Group includes sediments of the Cliff Series (320 metres) and Mine Series (250 metres) of the Port Radium Formation (Lp). The Cliff Series consists of the thinly bedded maroon and green argillite and is overlain by the lower Mine Series of local limestone and limy beds of the Cobalt Island Formation and overlying cherty tuffaceous argillites of the lower part of the Mile Lake Member (Lem). The top of the Mine Series is marked by local horizons of quartzite and/or conglomerate, also of the lower Mile Lake Member.

The Transition series (230 metres) and overlying Tuff series (250 metres) are part of the central and upper portions of the Mile Lake Member (Lem). These units are exposed mostly outside of the Labine Point area, to the northeast beyond Corregidor Bay and Crossfault Lake and to the east, into the Echo Bay Mine area. The Transition series consists of porphyritic to amygdaloidal andesitic flows which are locally intercalated with sediments of the lower Mile Lake and Port Radium Formations. The overlying Tuff series consists of intercalated fine pyroclastic horizons of massive to porphyritic tuff, banded tuff (+/- pyrite), cherty tuff and massive crystalline tuff, as well as coarse pyroclastic and sediment horizons of agglomerate, breccia and conglomerate.

The top of the succession is marked by a 30 metre thick bed of polymictic conglomerate. Exposures of massive crystalline tuff (MCT) have been mapped on the northwestern part of Labine Point and have been previously interpreted as a remnant caldera infilling referred to as the “Eldorado Vent” (Campbell, 1955). Later researchers; however, interpreted the unit as a tuff of the Mile Lake Member (Lem) which has been subjected to contact metamorphism related to emplacement of the syenogranitic batholith to the west (Robinson and Ohmoto, 1971).

LEGEND:
EARLY - MID PROTEROZOIC
Diabase Dykes & sheets
EARLY PROTEROZOIC
GREAT BEAR BATHOLITH
Monzogranite - granodiorite - syenogranite
G3a G3ga G3gk
Diorite Plug - Sparkplug Lake area
Gm - Monzonite Dykes
MYSTERY ISLAND INTRUSIVE SUITE
MIIS Alteration: Pyrite +/- silica zone (gossans)
MIIS Alteration: Magnetite-Actinolite-Apatite Zone
MIIS Alteration: Albite Zone
G1m - Diorite-Qtz monzonite-Qtz syenite-Granodiorite
LABINE GROUP
CAMERON BAY FORMATION
Lc - Cameron Bay Formation: Sediments
Lst - Stevens Tuff: Ash flow sheet
Lmt - Mackenzie Tuff: Composite ash flow sheet
Lrf1 - Lindsley Tuff: Ash flow sheet
Lt: Undefined tuff
ECHO BAY FORMATION
Les - Surprise Lake Member: Andesitic flows, breccia
Lec - Cobalt Porphyry Member: Hbl - felds porphyry
Lem - Mile Lake Member: Andesitic tuff, flows
PORT RADIUM FORMATION
Lp - Port Radium Formation: Sediments
Fault
Syncline
Past Producing Mine
Mineral Occurences
Ag-Cu+/-Ni, Co, Pb, Zn
Ag-Cu-Au-Co-Pb-Zn
Au-Cu
Au-Cu-Ag
Cu
Cu-Ag
Cu-Au +/- Ag +/- Co
Cu-Co
U-Ag-Cu+/-Ni, Co, Pb, Zn
U-Cu +/- Au
U-Cu +/- Au, Co, Ni
All others
N
455000 mE
460000 mE
465000 mE
7330000 mN
Figure 8
CROSS FAULT
ECHO BAY
ELDORADO
COBALT ISLAND
MYSTERY ISLAND
GLACIER LAKE
GLACIER BAY
Cleaver Fault
SPARKPLUG LAKE
LINDSLEY BAY
HOOK ISLAND
Cameron / Reid Fault
CAMERON BAY
GOSSAN ISLAND
ECHO BAY
South East Arm
0 750 1,500
metres
ALBERTA STAR DEVELOPMENT CORP.
Port Radium - Echo Bay Property
GEOLOGY and MINERALIZATION
Port Radium - NWT
FIGURE : 7

The stratigraphic succession of the former Upper Echo Bay Sub-Group comprises units of the current Surprise Lake Member (Les) of the Echo Bay Formation and is exposed over a broad area extending from Labine Bay and Crossfault Lake in the west, to near Sparkplug Lake in the north, to the Southwest Arm of Echo Bay in the south.  The southeastern limit of the sequence is defined by the northeast trending Cameron Bay fault. These units comprises the second caldera sequence, of porphyritic to amygdaloidal andesitic flows and breccias with minor interflow massive to stratified tuffs and minor sediments. Some previous workers have referred to the upper sequence as the Glacier Caldera. In the Echo Bay Mine area, horizons of Tuff Series of the upper Mile Lake Member (Lem) appear to be intercalated with andesitic flows of the Surprise Lake Member (Les).

In Eldorado Mine area, subvolcanic flows/intrusives of hornblende-feldspar Cobalt Porphyry (Lec) are widely distributed as lobate to dyke-like bodies which are both semi-conformable and locally discordant to the sediment and tuff horizons of the Port RadiumFormation (Lp) and Mile Lake Member (Lem). In the Labine Point area, metasomatic halos locally surround these bodies and may be related to fluids which exsolved from these plutons and/or an extension of the Mystery Island Pluton of the Mystery Island Intrusive Suite (G1m).

Hildebrand (1981) considers the uppermost part of the lower caldera sequence of the Echo Bay Formation to be a series of porphyritic andesitic flows and related breccias of the Sparkplug Lake Member (Lef), which are exposed to the south of Sparkplug Lake, on Hook Island, and to the south of Lindsley Bay. In these areas, the flows are intercalated with the Mackenzie ash flow tuffs (Lmt) and sediments of the Cameron Bay Formation (Lc) of the upper, younger caldera sequence.

The younger caldera is preserved in the central and eastern part of the property and consists of an initial outflow facies (Mackenzie Tuff-Lmt), a thick sequence of intracaldera sediments (Cameron Bay Formation-Lc) and an upper pile of andesitic flows (Achook Andesite-Laa). Map patterns of these units outline several circular features which may represent a series of volcanic vents within the caldera.

Two large plutons of the Mystery Island Intrusive Suite have intruded the volcano-sedimentary Echo Bay succession in the northwest part of the property, to the north and west of Glacier Lake, and in the central part of the property, to the southeast of Glacier Lake. These intrusive bodies occur as discordant, to locally subconcordant plutons, sills and dykes which cut the successions and are referred to as the Tut and Glacier Plutons. Smaller, related plugs also cut the andesitic flows of the Surprise Lake Member on Gossan Island and the central core of the Cameron Bay Formation sediments of the circular Cameron Bay peninsula. The Mystery Island Pluton, which is exposed on Mystery Island to the south of the property, is considered to be a related intrusive emplaced at a lower stratigraphic level.

The Tut Pluton in the northwest property area is compositionally zoned from monzonite to diorite and its upper portions have been variably altered to albite, silica+/- pyrite and/or hematite.  The andesitic wallrocks in the hangingwall to the larger plutons/sills host large pyrite +/- silica gossans which may, in part, be related to coeval structures. The only mapped concentration of magnetite +/- actinolite alteration in the hangingwall volcanics to the larger plutons is located to the west of Sparkplug Lake, to the north of the property. In the area from Glacier Lake to Corregidor Bay area, extensive zones of albite are developed in footwall volcanics of the Surprise Lake, Mile Lake and Cobalt Porphyry Members.  In the immediate vicinity of Crossfault Lake and Corregidor Bay, magnetite-actinolite and pyrite+/- silica alteration types also occur. To the southwest, into the area of the Eldorado-Echo Bay Mines, the distribution of the zoned alteration species is more erratic, but notably more intense in areas of documented mineralization.

Structure (Bateman, 1944)

The stratigraphy between Echo Bay and Lindsley Bay has been folded into a broad synclinal structure with a shallowly plunging, north to northwest trending axis. The prominent circular feature which dominates the eastern part of the project has been interpreted by several workers, as a vent (Cameron Bay Vent) within the larger Glacier Caldera. The vent is located at the core of the syncline and some workers have considered the local folding to be related to collapse of the volcanic caldera. The stratigraphy around the vent dips shallowly inwards and defines a topographic high with underlying sheets and dykes of resistant diabase emplaced near the core of the vent.

In the central and eastern area of the project, stratigraphy trends progressively from northwesterly to northeasterly, in an arcuate, inward dipping pattern around the vent. Towards the Port Radium area, the stratigraphy becomes more steeply dipping and overturned into a series of tighter north to northwest trending syncline-anticline fold structures. Some workers have suggested that folding of the strata of this area may be due to updoming related to the emplacement of the Mystery Island pluton (sill), a lower sheet of the Mystery Island Intrusive Complex. Detailed mapping at the Eldorado Mine suggested these folds plunge shallowly to the north and folded sediments have been shown on various sections, as locally cut by the Cobalt Porphyry.

Stratigraphy is cut by prominent faults and strong fracture zones which mostly trend northeasterly. These structures are commonly expressed as distinct 1.5 to 15 metre wide topographic lineaments which are steep walled depressions infilled with glacial debris and talus from flanking bedrock exposures. The most prominent of these structures is the Cameron Bay fault, which extends from the southeast part of Mackenzie Island, and through Lindsley and Cameron bays. This structure displays an apparent 5 kilometres of dextral displacement  which is recognized by offsets of the western part of the Cameron Vent, as well as various laccoliths and sills of the Mystery Lake Intrusive Suite and their associated gossanous zones.

Also prominent in the centre area of the project is the Cleaver Lake Fault.  This structure trends east-westerly, from Great Bear Lake, through Crossfault Lake and the southern part of Glacier Lake, to the north of Cleaver Lake and is truncated by the Cameron Bay Fault. Sinistral displacement along this structure has been noted by offsets of both volcanic-sedimentary units and sills and related gossans of the Mystery Island Intrusive Suite. The dominance of NE and EW trending structural trends is recognized in widespread topographic lineaments and elongate forms of narrow bays, lakes or rivers.  Some earlier developed dip-slip faults related to caldera formation and subsequent collapse have traces which closely parallel these map patterns. The Glacier Lake Fault is a WNW trending structure of this variety, and is located near the northern limit of the property, to the south of Sparkplug Lake.

Numerous NW, NS, and EW trending structures and related splays have been documented in the property area.  The expression of these structures is variable as shear and fracture zones, breccia zones, related alteration zones and tensional fractures. Discrete alteration and quartz and/or calcite and/or sulphides are locally concentrated as veins within these host structures. Regionally documented giant quartz veins are locally emplaced along NE trending structures. These “veins” are actually dense arrays of subparallel quartz veins and stockworks which occur in broad corridors of up to 300 metres wide and up to 20 kilometres long.  These “veins” locally host similar mineralization to the ore zones but in only minor quantities, but could be related to the main veins of the mine sequences.

In the area of the Eldorado Mine, some structures hosting mineralization cut the both the folded sediments, the Cobal Porphyry and the syenogranite pluton to the west. Diabase dykes are locally emplaced along NW and WNW trending structures and are documented as both pre- and post-mineral in timing. These relationships suggest that these structures, and possibly the mineralization hosted within, were developed after the emplacement of both the pluton of the GBMZ and at least one stage of diabase dykes.

Alteration

The occurrence of potassic alteration was previously noted by Hoffman and McGlynn (1977); however, its extent has not been well documented.  Whole rock analyses by Reardon (1992) indicated that the Tut pluton and Glacier plutons of the MIIS have been subjected to weak to moderate potassic alteration, respectively. During 2005 exploration of the flanking Contact Lake property, H. Mumin also noted widespread potassic and local silicic and sericitic alteration within the mapped alteration zones of Reardon. Intense potassic replacements of altered rock locally form felsite masses.

Mumin (2006) also reported that in the Contact Lake area, volcanic rocks with well-preserved primary textures have been altered to a distal propylitic assemblage (chlorite-epidote-carbonate+/-albite, sericite) which have locally been overprinted by the products of more proximal sericitic and potassic alteration, silicification and extensive pyritic gossans.  Hydrothermal centres in the Contact Lake area are characterized by the presence of massive albitites +/- magnetite, Cu-Au-Co sulphides in tourmaline +/-chlorite +/- magnetite, hematite alteration, magnetite-actinolite-apatite stockwork and diatreme bodies (Mumin, 2006).

On the property, the distribution and relative intensity of these alteration species is uncertain; however, several workers have reported evidence of multi-phase iron metasomatism (magnetite-actinolite+/- apatite) which both predates (syn to post MIIS plutons) and postdates (post GMBZ batholiths) the regional folding event. The linear form and apparent dislocation of the alteration types mapped by Reardon suggests that episodic fluid flow may have also been focused along structures of several vintages.

7.0 DEPOSIT TYPES

The Port Radium-Echo Bay project was acquired to assess the potential to host a significant high grade silver-uranium and/or polymetallic IOCG type mineral deposit, in the northern part of the GBMZ. The reported and observed features of mineralization in the property area indicate several similarities with both IOCG and silver-uranium-cobalt vein type models, which are discussed below.  With current commodity prices and increasing demand forecasts, both polymetallic IOCG-type deposits +/- high grade silver-uranium veins are attractive targets for their high unit value and potentially large size. The history of exploration suggests that the potential of IOCG type deposits have been largely untested in the Port Radium-Echo Bay area.

IOCG-Porphyry Copper-Gold Deposits

The IOCG (“Iron Oxide Copper Gold”)deposit class is diverse and incorporates a large range of high iron, low sulphur, multi-element deposits associated with hematite and/or magnetite (Williams, 1999). The best known deposit of this type is the giant Olympic Dam deposit in South Australia. This world class deposit is actually a collection of over 150 mineralized zones which collectively defined a historic inferred resource of in excess of 2.0 billion tonnes grading  1.6% Cu, 0.6 g/t Au, 0.06% U3O8, 3.5 g/t Ag

(Reeve et al, 1990). The deposit is part of a widespread, iron oxide-dominated breccia field that hosts numerous other similar, but smaller, deposits.

Similar to porphyry copper deposits, IOCG deposits are attractive targets because they can be very large and may have a very high unit value due to their multi-element character. The larger IOCG deposits occur primarily in Proterozoic rocks, usually in intra-cratonic, or continental marginal settings, associated with rift faults (Hitzman et al, 1992). They are characterized by a distinctive element suite of copper, gold, cobalt, silver, uranium, bismuth, rare earth elements, barium, molybdenum and fluorine. IOCG deposits usually occur within a mineral district characterized by many similar deposits of widely varying size and grade (e.g Cloncurry District, Australia). Mineralization may occur within breccias and veins, or as replacement zones in the country rock.

The deposits are normally related to major structures, occurring mostly in high or low angle, second order faults and they are commonly localized where structures intersect. In a regional sense, closely coeval felsic to intermediate intrusive and/or extrusive rocks may be spatially associated. Regionally extensive alkali metasomatism commonly exhibits a zonation from higher temperature sodic alteration to lower temperature potassic alteration. The latter alteration type is commonly associated with the introduction of magnetite/hematite +/- copper/gold, REE and other elements, and forms in upflow zones of less than a few kilometers in size (Barton and Johnson, 2004).

Economic mineralization is dominated by late stage chalcopyrite +/- bornite occurring with accumulations of Fe oxides.  Distal and shallow (and later) mineralization is hematite-dominant, while proximal and deeper (and earlier) mineralization is magnetite dominant. Metals not deposited in these S-poor, oxidized settings could form distal halos of Zn-Pb, Mn or Ag-Co-U mineralization (Barton and Johnson, 2004).

Many of the above features are also common to iron-rich porphyry copper-gold deposits, and it has been suggested by several workers that there exists a continuum between these intrusion related deposits. In the processes of formation of both deposit types, components derived from host rocks and/or non-magmatic fluids (Pollard, 2000). A genetic model for IOCG systems requires saline, sulphide-poor, oxidized fluids to account for their observed features, however, the source of fluids and metals can vary widely as well as the types of channels and traps, and degree of fluid-rock interaction. Principal fluid sources can be magma-derived, surface or basin-derived and/or metamorphic-derived, and fluid mixing is very common and integral part of the mineralizing systems.

Arsenide-Silver-Cobalt-Uranium Deposits (Cobalt Type)

This class of deposit is also diverse, and includes several mono-metallic to poly-metallic equivalents. The deposits of this type were important sources of silver until the 1970’s and include the deposits of Cobalt Ontario, where more than 70 mines produced, from 1904-1985, a total of 14,545 t of silver and about 25,000 t of cobalt. Silver bearing veins of the Terra Mine in the GBMZ are considered to be of this class and arsenide-silver-uranium veins of the Echo Bay-Contact Lake Mine area have been considered to be a subtype. Specifics relating to the arsenide silver-uranium vein deposits of the Echo Bay-Contact lake are further discussed in the following section on Local Mineralization.

The arsenide silver-cobalt epigenetic vein deposits of the Cobalt type are localized in areas of basinal subsidence and/or rifting and are spatially associated with regional structures and mafic intrusives. The distribution of the veins is commonly controlled by the structures and/or contact zones between the diabasic intrusives (e.g. Nipissing Diabase) and the flanking supracrustal rocks.

The silver-nickel-cobalt-arsenide mineralization is concentrated in short (mostly <100m) veins which can locally be up to 1000 m long, near steeply dipping contact zones. Alteration halos developed in wallrocks to the veins contain calcite, chlorite, epidote, K-feldspar, silica, muscovite and anatase (Ruzicka and Thorpe, 1996). In the uranium bearing subtypes, pervasive hematite staining developed in the early hydrothermal stages.  Mineralization occurs as three principal assemblages: a minor base metal assemblage in the supracrustal rocks, an arsenide-cobalt assemblage near the dyke contacts and a late stage sulphide assemblage, along the margins of reopened arsenide-cobalt veins.  A wide range of temperatures have been obtained for the ore bearing fluids which deposited the silver-arsenide class of deposits and compositions may have been mixtures of basinal brines and meteoric waters. In the case of the uranium bearing arsenide vein systems, granitic or felsic tuffaceous sequences may have been necessary as metal sources. Component metals may have been leached from country rocks and redeposited as open space fill along fractures.

8.0

MINERALIZATION

8.1

Regional Mineralization

Mineralization in the GBMZ is of various ages. Widespread iron metasomatism is related to the early intermediate, sill-like intrusions in the Camsell River and Echo Bay-Contact Lake areas (Hildebrand, 1986) and also in the southern GBMZ at the Sue-Dianne and Nico deposits (Ghandi, 1994). Copper-cobalt-gold mineralization in the GBMZ may be related to this metasomatic event. The silver-copper-uranium veins of the Port Radium/Echo Bay and Camsell River camps have been considered to be younger than the Great Bear magmatism by 200-400 Ma (Changkakoti et al, 1986), cutting the iron oxide alteration and associated mineralization.

Mineral occurrences and deposits in the region are of six distinct metallogenic types (Gandhi, 1994). The argillaceous and silty beds of the Proterozoic metasedimetary sequence host synsedimentary/diagenetic sulphide and magnetite concentrations, some of which also served as favourable host rocks for later epigenetic mineralization. Occurrences genetically related to the Great Bear magmatic activity are of four types: felsic volcanic-associated uranium occurrences; monometallic and polymetallic iron oxide-rich veins and breccia-fillings exemplified by the magnetite-apatite-actinolite veins of Kiruna-type and the copper-uranium-gold-silver-rare-earth-bearing breccia zones of Olympic Dam-type; granite-related molybdenum-uranium±copper occurrences; and bismuth-cobalt-copper-gold-bearing hydrothermal arsenopyrite-pyrite veins and disseminations. The occurrences have been considered by several workers, to postdate the Great Bear magmatic activity.  They occur mostly as fracture-fillings and quartz veins containing pitchblende and copper sulphides, including those mined at the Contact Lake, Eldorado and Echo Bay mines in the Port Radium area.

The Great Bear Magmatic Zone has long been known as a uranium-silver metallogenic domain, with numerous past producers and prospects of vein and/or breccia types.  Many of these occurrences are polymetallic, with variable concentrations of U +/- Ag +/- Co +/- Ni +/- Cu and Bi. Some minor gold occurrences have also been reported. Most of the uranium-silver production has come from mines hosted by the volcanics of the Labine Group and the veins occur in structures which crosscut alteration envelopes related to the Mystery Lake Intrusive Complex.

The most prolific uranium and/or silver producers were in the Port Radium/Echo Bay and Camsell River districts; the most notable production is presented in Table 2.  Some high grade pitchblende was also exploited from Beaverlodge Lake. The Rayrock Mine, in the southern GBMZ, produced low tonnages of pitchblende from veins hosted by metasediments of the Snare Group.

In recent years, diverse polymetallic deposits have been discovered using the IOCG deposit model type and a guide to exploration. A wide diversity of mineralization styles from barren Kiruna-type magnetite-apatite to Olympic Dam-type magnetite-hematite breccia to replacement type ores have been identified. Although historic mineralization was found in the area of these deposits, their overall potential as IOCG targets was largely overlooked during the exploration for silver-uranium veins.

The most notable IOCG type deposits identified in the Great Bear Magmatic Zone are:

NICO Deposit (Co-Bi-Au)-Fortune Minerals

1.86 Ga Mt-Hem rich ironstones in amphibole-biotite altered siltstone and wacke. Replacement ores of Co-arsenopyrite, cobaltite, bismuth, cpy, Au-Bi-Te, Au

7.0	mt (underground)*	2.60	g/t	Au	0.16%	Co	0.22%	Bi
9.3	mt (open pit)*	0.35	g/t	Au	0.11%	Co	0.12%	Bi
(stripping ratio of 1.75)
(* Indicated Resources, N. Miner July 22-28, 2005)

SUE-DIANNE Deposit (Cu-Ag)-Fortune Minerals

1.83 Ga Mt-Hem cemented diatreme breccia in rhyodacitic ignimbrites

17 Mt  0.72% Cu, 2.7 g/t Ag, 0.02 g/t Au

LONGTOM Deposit (Cu-Co-Ag-U)-Alberta Star

DAMP ZONE-breccia of sodic altered dacitc fragments in a hematite cement Mineralized with bornite, chalcopyrite, magnetite CEGB Drillhole result from ZEB88-8

18 metres true width 0.21% Cu, 0.07% Co, 2.24 g/t Ag, 0.015% U

Tyhee Drillhole result from LT97-1

58.1 metres   0.12% Cu, 0.04% Co, 6.62 g/t Ag, 0.005% U

8.2 Local Mineralization

The Port Radium-Echo Bay area is best known for significant past production from its silver and uranium deposits at the Echo Bay and Eldorado Mines, which have yielded in excess of 31 million ounces of silver and over 15 million pounds of U3O8 (Cannuli, 1988), as shown below in Table 3. In addition to the silver and uranium production, there was significant production of other metals, including radium, copper, cobalt, nickel and lead. All documented production in the Port Radium-Echo Bay area was from high grade veins which were mined intermittently as underground operations, from the 1930’s to the late 1970’s. Additional uranium production was from the Contact Lake Mine and minor silver and copper was also produced from the Bonanza and El Bonanza Mines. The Contact Lake, Bonanza and El Bonanza mines are part of the Contact Lake Project area, which is also currently held by Alberta Star.

Historic exploration and production was focused on the discovery of high grade uranium, silver and copper veins, during specific periods of elevated commodity prices of the time. During the late 1980’s, CEGB first initiated exploration in the area for bulk tonnage polymetallic mineralization of the IOCG type. Subsequent exploration programs also considered the precious metal potential of both IOCG and vein type mineralization. While several interesting prospects were identified in the area, followup activities were most commonly terminated due to depressed metal prices. Several uranium +/- polymetallic sulphide occurrences have been documented in the area, within mostly NE and EW trending brittle fracture zones. The occurrences are hosted by volcanic, sedimentary and intrusive rocks of the supracrustal sequence (Eldorado, Corregidor Bay, Long Bay, Hook Island and Contact Lake, SC, SCE), as well as flanking GBMZ batholiths and diabase dykes (Thompson showing) appear   These occurrences appear to be concentrated near the margins of the monzogranitic to syenogranite batholiths of the Great Bear Magmatic Zone and commonly in the vicinity of diabase dykes.

Polymetallic and gold bearing occurrences are common throughout the area and have been documented as massive sulphide zones, vein and breccia structures and local disseminations.  These styles of mineralization are concentrated most commonly, but not exclusively within the volcanic and sedimentary rocks of the Labine Group. Sulphides reported in the area include: pyrite, chalcopyrite, bornite, galena, sphalerite, cobalt-nickel arsenides, and arsenopyrite, as well as a wide range of silver minerals, local bismuthite, and various oxides.

Table 3: Mineral Production from Port Radium-Echo Bay-Camsell River Camps (Cannuli, 1988)

PORT RADIUM	Echo Bay Mine	23,779,178 oz		Ag
CAMP		9,230,547	lbs	Cu
	Eldorado Mine	15,000,000 lbs U3O8
		8,000,000	oz	Ag
		450	gm Ra
		250	tons Cu
		250	tons Co
		140	tons Ni
		110	tons Pb
1,000 mc polonium
CONTACT LAKE	Contact Lake Mine	625,035 oz Ag (approx)
6,933 lbs U3O8
CAMSELL RIVER	Terra Mine (Silver Bear)	12,580,000 oz		Ag
CAMP		4,000,000 lbs Cu (approx)
	Terra Mine (Norex)	2,000,000	oz Ag (approx)

In 2005, Alberta Star conducted an aggressive exploration program on the Contact Lake property to further investigate reported high grade uranium vein type and IOCG style mineralization.  Property scale and detailed grid mapping confirmed the presence of centers of hydrothermal flow, as well as broad areas of polymetallic mineralization, such as at the K2 occurrence.

The K2 occurrence includes a prominent 70 metre long gossanous face which is underlain by potassic-altered andesitic flows and tuffs. Alteration of rocks in the area progressively intensifies into the showing area, which is characterized by strong potassic (Kfeldspar) alteration, abundant tourmaline and quartz-tourmaline veining.  Patchy, weak to moderate magnetite bearing alteration in veins and patches are overprinted a zone of hematite alteration. Pyrite (1-10%), chalcopyrite and/or arsenopyrite mineralization in the area occurs along a general NW-SE trend which is broadly coincident with an airborne magnetic high anomaly. At the K2 occurrence, sulphides are concentrated within a 500 metre diameter donut-shaped ring which circumscribes the K2 hill. In this area, hydrothermal and structural breccias are common, and variably altered and mineralized andesite clasts have been recemented with a silicified and/or tourmalinized matrix +/- sulphides.  Sulphides reported at the K2 showing include: 2-25% pyrite, chalcopyrite, bornite, arsenopyrite, cobaltian arsenopyrite and glaucodot.  Chip and channel samples collected in the area returned significant results for copper, cobalt and gold over interval sampled widths of up to 26 metres.

8.3 Property Mineralization

The Port Radium-Echo Bay property is best known for significant past production from its uranium-silver and silver-copper deposits of the Eldorado and Echo Bay Mines, which have collectively yielded in excess of 31 million ounces of silver and over 15 million pounds of U3O8 (Cannuli, 1988). In addition to the silver and uranium production, there was significant production of other metals, including radium, copper, cobalt, nickel and lead.

A summary of the types of mineralization identified on the property is provided in Table 4 below. Mineralization types are loosely grouped by style (i.e. vein hosted, disseminated, massive sulphide) and the main commodity present. The documented production for the property was sourced from high grade uranium and silver-copper veins of types (1) and (2) below, which were mined intermittently as underground operations at the Eldorado and Echo Bay mines, from the 1930’s to the late 1970’s.

Until the late 1980’s, exploration activities were largely focused on similar mineralization types and therefore, few geochemical analyses were completed for other elements. More recent sampling programs have demonstrated the diversity of mineralization styles and ore assemblages of the mineral occurrences of the Port Radium-Echo Bay property, which may  be the product of sequential and episodic mineral deposition consistent with the paragenetic sequence documented for the ore zones of the Eldorado-Echo Bay mine areas.

As part of their initial property evaluation in 2005, Alberta Star engaged H. Mumin, P.Eng., to conduct reconnaissance reviews and selective rock sampling. Recent property reviews by the author, J. Fingler, in June 2006, also corroborated historic sampling results at selected occurrences. The highlights of available results from historic sampling, as well as those from the June 2006 site visit by the author are presented in the following sections. Sample descriptions and assay certificates for the 2005 sampling by H. Mumin are presented in Appendices 2a and 2b. Sample descriptions and assay certificates for the 2006 site visit by J. Fingler are presented in Appendices 3a and 3b.

A summary of the main mineral occurrences documented on the Port Radium-Echo Bay property is presented in Table 4 below:

Table 4: Port Radium-Echo Bay Project-Summary of Mineral Occurrences Types
Mineralization Type	Occurrence		Associations
1-Uranium Veins	Eldorado Mine	NE and EW trending qtz-carb-sulphide
(+/-Ag, Cu, Co, Ni, As, Bi)	(U-Ag-Cu-Co-Ni-As-Bi)	vein/fracture network; silver and Co-Ni
arsenides associated; mostly tuff/sediment
hosted; within magnetite/pyrite alteration zones
	Corregidor Bay	NE trending vein/fracture network; multiple
	(U-Cu+/- Ni, Co)	stages	of uranium,	silver,	sulphide
mineralization. Little information available.
	Crossfault Lake West	Converging NE trending Bear Bay shear/No. 1
	(U-Cu+/-Pb, Zn)	Eldorado Vein, and EW Cleaver Fault. Shaft
dump sample of qtz-carb breccia returned U-Cu
values. Anomalous Ba; Mn wad, hematite.
	Long Bay	Hematitic pods, fractures and breccias along EW
	(U-Cu)	structure. Pitchblende, chalcopyrite reported in
three parallel qtz vein/fracture sets. Mn wad.
	Glacier Bay(?)	Uncertain location. EW trending U-Cu bearing
	(U-Cu-Ag)	fracture zones near Glacier Bay.
	Hook Island	Converging	NE-EW-ESE pyrite-malachite
	(U-Ag-Au-Cu)	fractures, pods along NW trending qtz stockwork
2-Cu-Ag Veins	Echo Bay Mine	NE trending qtz-carb-sulphide vein/fracture
(+/- Pb, Zn, Ni, Co, As, U-	(Cu-Ag-Pb-Zn-Ni-Co-As-U-Au)	network; mostly tuff hosted; partly within pyritic
Au)		gossan and magnetite alteration zones.
Anomalous Ba. Local hemtitic tuff horizons.
	Gossan Island	Weakly anomalous Cu-Ag mineralization in
	(Cu-Ag+/- Pb, Zn)	narrow quartz veins within strong pyritic gossan.
	Glacier Lake/Cleaver Fault	3 pyritic gossans near the fault. Gossan 1 near
	(Cu-Ag+/-Au)	Glacier Lake is developed in silica, Kfeldspar,
hematite altered tuffs with py, cpy, hem in local
silica pods and quartz veinlets.
3-Cu-Au Veins; Breccias	Suki/RAD	Strong local bornite and/or chalcopyrite
(+/- Ag, Co, As, Bi, Pb, Zn)	(Cu, Ag, Co, Au, Zn, Pb)	mineralization, in NE trending qtz-carb veins.
	Glacier Bay North	NNW trending carb-sulphide-magnetite
	(Cu-Ag-Au+/-Co, Bi)	fractures, veins. Black chlorite/Mn wad present.
	Common Lake	EW trending breccia zone of strongly hematite-
	(Cu-Ag-Au+/-Co, Bi)	kspar-albite altered andesite fragments in a cpy-
py-magnetite matrix.
	Long Bay	EW trending chalcopyrite-pyrite sulphide zone
	(Cu-Au)	along southern edge of Long Bay structure.
3-Pb-Zn-Ag (+/- Au)	Echo Bay Mine SW	Py-ga-sp-cpy+/-po+/- magnetite concentrated as
Massive Sulphide	(Pb-Zn-Ag+/-Au, Cu)	stratiform mineralization in bedded tuffs.
	Crossfault East/Wop Lake SE	Possibly similar to above. (Pb-Zn-Cu+/-Ag)
4-Massive Sulphide (Cu)	Echo Bay	Historic drilllogs indicate unsampled horizons of
	(Cu)	massive py +/- cpy within bedded tuffs.
5-Disseminated/Fracture	SW Gossan Island	Fracture/disseminated hematite in gossan hosting
Hematite	(Cu-Ag-Co-Au)	qtz +/- pyrite-chalcopyrite mineralization.
(Cu-Ag-Co+/-Au)		Similar to K2 occurrence to east (?).
6-Other (Cu)	Cleaver Lake SE/Cameron Fault	Composite sample below pyritic gossan.

Eldorado Mine (U-Ag-Cu-Co-Ni)

Adapted from J. D. Bateman (1944) and D. Campbell (1955)

The site of the Eldorado Mine workings and its former infrastructure is located in the western part of the property, between Labine Point and Crossfault Lake. The principal pitchblende deposits occur in a series of mostly northeast trending structures concentrated in a corridor 1341m (4,400 feet) long and 1219m (4,000 feet) wide. In excess of 40 kilometres of workings were developed over 14 levels, to depths of greater than 500 metres. Underground drifting was extensive in the Port Radium area to access the D, B, No. 2, No. 3 and No. 1 Veins, as well as in the area of McDonough Lake, to access the No. 2 and No. 5 Veins, the Bear Bay shear and related structures. The general geology of the Eldorado-Echo Bay Mine areas and the distribution of mineral occurrences in the area is shown in Figure 8.

The area is underlain by a northward plunging syncline containing bedded tuffs, banded “cherts”, quartzites and limy beds of the Port Radium and lower Echo Bay Formations (Mile Lake Member-Lem). To the southeast, the sequence is overlain by andesitic flows of the upper Echo Bay Formation (Surprise Lake Member-Les) and to the northwest, is cut by a later granitic pluton (Hogarth Pluton). The sediments and tuffs are cut by a minimum of five hypabyssal sills of hornblende porphyry (Cobalt Porphyry-Lec) which may be coeval with volcanism of the Echo Bay Formation. It has been suggested by some workers that folding of stratigraphy in the Port Radium area may be related to emplacement of the porphyry bodies (D. Campbell, 1955).

In the Mine area, the sediment horizons and porphyry bodies generally trend northeasterly and dip variably to the southeast. The main veins cut several diabase dykes and a sheet, which are cut by later veins, as well.  The diabase bodies are thus younger that the earliest quartz veins but older than the main stage mineralization of the veins (D.D. Campbell, 1955). A minimum of two stages of diabase emplacement may have occurred as an early, locally amygdaloidal type (NE trending) and a later, quartz bearing type (EW trending) (Bateman, 1944). The largest diabase in the area outcrops to the southeast of Port Radium, across Labine Bay and also occurs in the Echo Bay mine workings, approximately 1.5 kilometers to the northeast. In the area of exposure, it occurs as a sheet approximately 46 metres thick which trends NS to NE and dips approximately 25Ú to the east (Way, 1976). This diabase sheet cuts all but the latest stages of mineralization and thus indicates that a syn to post mineral episode of magmatism was active in the Port Radium-Echo Bay area. Ore in the Eldorado and Echo Bay Mines was found below and above the diabase sheet respectively. This reflects the relative position of the diabase in the stratigraphic sequence.

The Hogarth batholith to the west is a massive bioitite monzogranite which truncates all supracrustal units of the Port Radium area. The contact of the pluton trends northeasterly and dips 70Ú southeast, where it is exposed in the deeper levels of the mine. Although several host structures to mineralization persist into the pluton, the competency contrast mostly resulted in strong shear zones in sediments and tuffs changing to weaker equivalents as tight, sparsely mineralized fractures.

Metasomatism related to fluids emanating from the Cobalt Porphyry sills and/or a pluton of the Mystery Island Intrrusive suite (on Cobalt Island to the southwest) has resulted in up to 20% of the Port Radium sediments being replaced by metasomatic and contact metamorphic minerals including: hornblende, diopside, plagioclase, magnetite, garnet and scapolite.  As well, flanking bedded and massive chert horizons adjacent to the porphyry bodies are actually recrystallized tuffs. Reardon’s mapping indicates that the sedimentary (Lp) and  tuffaceous (Lem) rocks of the Port Radium have been subjected to strongly metasomatism similar to that associated wwith the MIIS plutons. Discrete zones of albite alteration are found along the western shoreline and are flanked to the east by a broad zone of magnetite-apatite-actinolite which is locally overlapped a more extensive zone of pyrite alteration.

7332000 mN
7330000 mN
454000 mE
456000 mE
Wop Lake
Explorers Lake
Cross Fault Lake
Common Lake
Glacier Bay
LABINE BAY
COBALT ISLAND
Figure 9
CROSSFAULT N
CROSSFAULT NE
CROSS FAULT
CROSSFAULT
CROSSFAULT E
LONG BAY
LONG BAY S
BEACH
BEAR BAY
272 Raise
2-5-10
258 Raise
256 Raise
154 Raise
132 Raise
921 Raise
124 Raise
Adit
ELDORADO VEINS
ELD No. 1 Shaft
West Adit (open)
Adit
ELD No. 2 Shaft
EBM No. 3 Adit
EBM No. 2 Adit
EBM No. 1 Adit
ECHO BAY Veins
ECHO BAY No. 5
RAD 1
RAD 2
ECHO BAY SW
SUKI SW
COMMON NE
COMMON WEST
COMMON MAIN
COMMON EAST
GLACIER BAY N 1
GLACIER BAY N 2
GLACIER BAY N 3
GLACIER BAY S
RUST
LEGEND:
EARLY - MID PROTEROZOIC
Diabase Dykes & sheets
EARLY PROTEROZOIC
GREAT BEAR BATHOLITH
Monzogranite - granodiorite - syenogranite
G3a G3ga G3gk
Diorite Plug - Sparkplug Lake area
Gm - Monzonite Dykes
MYSTERY ISLAND INTRUSIVE SUITE
MIIS Alteration: Pyrite +/- silica zone (gossans)
MIIS Alteration: Magnetite-Actinolite-Apatite Zone
MIIS Alteration: Albite Zone
G1m - Diorite-Qtz monzonite-Qtz syenite-Granodiorite
LABINE GROUP
ECHO BAY FORMATION
Les - Surprise Lake Member: Andesitic flows, breccia
Lec - Cobalt Porphyry Member: Hbl - felds porphyry
Lem - Mile Lake Member: Andesitic tuff, flows
PORT RADIUM FORMATION
Lp - Port Radium Formation: Sediments
Fault
Syncline
Major Mineralized Veins
Underground Access
Mineral Occurences
Ag-Cu+/-Ni, Co, Pb, Zn
Ag-Cu-Au-Co-Pb-Zn
Au-Cu
Au-Cu-Ag
Cu
Cu-Ag
Cu-Au +/- Ag +/- Co
Cu-Co
U-Ag-Cu+/-Ni, Co, Pb, Zn
U-Cu +/- Au
U-Cu +/- Au, Co, Ni
All others
ALBERTA STAR DEVELOPMENT CORP.
Port Radium - Echo Bay Property
ELDORADO-ECHO BAY AREA
GEOLOGY AND MINERALIZATION
Port Radium - NWT
FIGURE : 8

Component minerals of both the magnetite and pyrite alteration zones commonly occur as both fine bedding parallel disseminations and local veinlets and pods. The strong replacement of both sedimentary and tuffaceous rocks by magnetite is also reflected as a prominent airborne magnetic high, which appears to persist offshore to the south east and north of Mystery Island. Drill logs from 1934 exploration of the Ventures leases also reported an intercept of massive magnetite over 1.68 metres (Mustard, 1934).

The overall effects of alteration on the units of the lower Echo Bay Formation is widespread, but not always pronounced, compared to the Port Radium units. These units similarly display broad metasomatized zones related to the Cobalt Porphyry, plutons of the Mystery Island Intrusive Suite, and/or younger syenogranite batholiths. More discrete alteration is focused along narrow structures and is related to vein-type mineralization. Rocks locally appear relatively fresh on surface; however, thin section reviews indicate replacement by carbonate, sericite, magnetite, sulphides, hematite and silica (Bateman, 1944). These alteration species appear to be progressively developed outward from fractures and faults in up to 3 metre wide haloes, and are considered to be related to the vein hosted mineralization. Chloritic and argillic alteration is also associated with fault and shear zones. A prominent red alteration affects all rocks (except the late diabase) and locally obliterates original textures and imparts a jasperoid appearance on the “chert” horizons. It forms a strong envelope around pitchblende bodies and is therefore an indicator for uranium bearing mineralization.

The geological section in the Eldorado area is broken by several faults, strong fracture zones and shear zones which mostly trend northeasterly. Many of these structures are expressed on surface as linear, steep-walled topographic depressions which range between 1.5 to 30 metres wide. The depressions are filled with overburden, angular rock fragments (talus) or ancient beach boulders. The Eldorado Mine system developed on a series these fault and shear zones which trend northeasterly and dip moderately (65Ú) to the southwest, as well as a series of related tension fracture zones which trend easterly and dip vertically (Figures 9 and 10).

The major ore bearing zones are fissure filling vein structures along the main fractures and shear zones. While replacement of wallrock by minor gangue and metallic minerals is not uncommon, pitchblende, silver and arsenides are confined to the ore zones (D. D Campbell, 1955). The principal and most prominent structures of the Eldorado Vein system are the No. 1 Vein and the Bear Bay Shear.  These structures are both major shear zones which converge at Cobalt Island in the southwest and Crossfault Lake in the northwest and bound a lenticular area up to 1.2 kilometres wide. The rocks between these structures have been disrupted by a series of related secondary shear and tension zones (No. 2,3,4 and No. 6,7,8,10, and B, D-Silver Point veins) which are common loci for the pitchblende and silver orebodies. The disposition of these structures and veins in plan and cross-secton are shown in Figures 8 and 9.

Shear zones (No. 1,2,4, 5 Veins and Bear Bay Shear) are characterized by gouge covered slip planes in the footwall and numerous discontinuous chloritic slip planes in zones from 0.3 -12 metres wide (1-40 feet). These zones were complexly mineralized and brecciated during successive movement. Tensional fracture zones (No. 3,7,8,10) generally lack gouge and are characterized by intense fracturing, brecciation, vein filling and pervasive wallrock alteration. These zones range from 5 centimetres to 9 metres in width. The structures which host veins cut all rock types and exhibit different characteristics based on structural competency of the host rock.  The vein structures are relatively narrow and contricted where enclosed completely in porphyry, granite, diabase, massive cherts and metasomatized sediments. Where the narrow structures cross contacts into sediments, they widen and branch sharply to form bulged sections. Beyond the contact and further into the sediments, the veins progressively narrow until another contact is intersected. D. Campbell (1955) reported that the competency contrast in different rock types is the predominant structure control of the development of traps and conditions which controlled the deposition of pitchblende.

FRACTURE PATTERN
LABINE POINT
Great Bear Lake N.W.T.
SCALE
VEIN AND SHEAR ZONE
VEIN
FRACTURE
DIABASE DIKE
ORE BEARING VEINS, ZONES ETC.
MCT SEDIMENTS
Dumpy Lake
BEAR BAY SHEAR
FOOTWALL OF MAIN PORPHYRY BODY
Figure 11: Longitudinal Section
No.1 Shaft
Cobalt Island
SILVER ISLE. VEIN
Figure 10: Cross Section
Labine Bay
No.2 Shaft

SCALE

feet

Approx. Scale : 1/8000

Adapted from Eldorado Corporate Files

ALBERTA STAR DEVELOPMENT CORP.

DRAWING TITLE:

PORT RADIUM AREA

DETAILED FRACTURE PLAN

LOCATION: Port Radium - NWT	FIGURE : 9
DATE: Mar 2006	SCALE: As Shown
DRAWN: TerraCAD 2005	DATA SOURCE: Canadian Ore Deposits

BEAR BAY SHEAR
5
3
4
2A
2
1
SILVER ISLAND VEIN
ADIT LEVEL
GREAT BEAR LAKE
125
250
375
500
650
800
925
1050
1175
1300
VERTICAL CROSS-SECTION OF THE
ELDORADO MINE
Port Radium
N.W.T.
Azim. of section : N15°30'W. Through NE corner of No.1 shaft
SCALE
0 100 200 400
FEET
LEGEND
Diabase
Granite & aplite
Feldspar porph.
Eldorado vent
Sediments
Mass. chert
Vein zones
Mine workings
Diamond drill holes.

SCALE
0 100 200 400
FEET

Approx. Scale : 1/4800

Adapted from Eldorado Corporate Files

ALBERTA STAR DEVELOPMENT CORP.

DRAWING TITLE:

PORT RADIUM AREA
N15W CROSS SECTION
(facing Northeast)

LOCATION:	Port Radium - NWT		FIGURE : 10
DATE:	Mar 2006	SCALE:	As Shown
DRAWN:	TerraCAD 2005	DATA SOURCE:	Canadian Ore Deposits

R. Murphy, who reviewed mine plans and conducted underground examinations for Eldorado, reported evidence was reported of brittle movement along the fault and fracture zones which was concomitant with vein formation (Bateman, 1944). This evidence included the local occurrence of brecciated wallrocks and vein matter, in clay gouge zones in the footwall zones of veins and displacements of rock contacts and pre-mineral diabase dykes. The greatest amount of movement was along the No. 1 Vein, as up to 122 metres (400 feet) of lateral displacement along a series of interlacing slips.

The veins are complex structures, with layered to lenticular forms resulting from recurrent movement and successive quartz deposition. The main ore-bearing zones are fissure fillings contained within fractures and shear zones. Murphy reported that ore shoots within the No. 1 Vein are equally well developed within the sediments and the porphyry unit, while those on the No. 2 and No. 3 veins are confined to the parts of veins cutting sediments, as shown in Figure 11. This discrepancy was explained by the relative difference in strength of the structures, with the No. 1 Vein being a bounding shear structure and the No. 2 and 3 Veins being tension structures. The stronger No. 1 Vein had the strength to overcome the resistance of the porphyry and form fractures within.

Other workers have suggested that where the veins intersect thick porphyry bodies, ore is either not deposited or is confined to narrow zones close to the porphyry footwall. As well, diabase dykes and vein material locally occupy the same structures. Higher grades are reported for ore zones where mineralization is flanked by the dykes. Brittle to brittle-ductile structures cut all rock types in the mine area, including the Hogarth syenogranitic pluton and related aplite dykes emanating from it, as well as the earlier emplaced plutons of the Mystery Island Intrusive Suite. This suggests that the development of the northeast trending fault array and related subsidiary structures, as well the main stage (U-Ag-Cu-Co-Ni) mineralizing episode was syn to post-emplacement of the Hogarth pluton.

In excess of 40 metallic and 9 non-metallic minerals have been documented in ore assemblages for the veins of the Eldorado Mine, which contain a diverse polymetallic suite of elements including cobalt, nickel, lead, zinc, copper, silver, arsenic, bismuth.  The component minerals for both the Eldorado and Echo Bay deposits occur in several assemblages which define a complex depositional history of seven main stages, as documented by Robinson and Ohmoto (1973). Some of the vein related metallic minerals and gangue also locally replace flanking wallrock. The mineralization stages (from oldest to youngest) were:

(1)

quartz-hematite

(2)

pitchblende-quartz (and pre-sulphide stage carbonate deposition-Trueman, 1972)

(3)

Co-Ni-arsenide-quartz stage with native silver, bismuth

(4)

early acanthite

(5)

sulphide (Cu-Pb-Zn-Mo)+/-quartz or carbonates (as three sub-stages)

(6)

late native silver

(7)

mckinstryite

The earlier sulphide phases of Stage 5 are dominated by quartz-chalcopyrite-bornite with subordinate galena, sphalerite, stibnite molybdenite, tennantite, chalcocite and covellite. The later sulphide phases of Stage 5 are dominated by carbonates and silver, with dolomite, rhodochrosite, chalcopyrite, bismuth, argentite, native silver and subordinate hematite (Mursky, 1973). Quartz and carbonate gangue dominate the earlier and later sulphide stages, respectively. Many of the ore textures express a complex history of replacement and pseudomorphism (Mursky, 1973) and vein forms and textures suggest that they developed as a result of episodic open space fill and/or brittle deformation. Banded and comb quartz within the veins are textures which appear to have formed under low-temperature epithermal conditions. Fluid inclusion and sulphur/oxygen isotope work have determined that the temperatures of mineralization ranged from 120°C for Stages 1-4, to 200°C for Stages 5-6, to below 95° for Stage 7 (Robinson and Ohmoto, 1973).

LEGEND
Orebody
Porphyry
Metasediments
Granite
Sedimentary Rocks
21 Orebody
20 Orebody
23 Orebody
24 - 26 Orebodies
125 ft Level
250 ft Level
375 ft Level
500 ft Level
650 ft Level
800 ft Level
925 ft Level
1050 ft Level
1175 ft Level
After D.D. Campbell (1957)
Section 0+00
0
125
250 ft
Scale
ALBERTA STAR DEVELOPMENT CORP.
DRAWING TITLE:
PORT RADIUM AREA
OREBODIES NO. 2 VEIN
LONGSECTION
LOCATION:
Port Radium - NWT
FIGURE : 11
DATE:
Mar 2006
SCALE:
As Shown
DRAWN:
TerraCAD 2006
DATA SOURCE:
Canadian Ore Deposits

The oxygen isotope values suggest that there was little contribution, if any, of magmatic waters in the ore forming fluids. The isotope values and the initial high oxidation state of the hydrothermal fluids could reflect an origin as surface water.  Robinson and Ohmoto (1973) suggested a model involving the circulation and boiling of sea water due to emplacement of diabase dykes, to explain the concentration of salts, enrichment of O18, decreasing oxidation state, decrease pH of fluids and leaching of heavy metals from volcanic and/or plutonic rocks.

In 1932, D. F.Kidd reported that of the three structures  (No. 1,2, 3 Veins) initially exploited for pitchlblende, silver mineralization was only along the northeast end of the No. 2 Vein. D. Campbell (1955) later reported that silver mineralization occurred along additional vertical dipping vein structures (No. 2a, 3,5,7 and D-Silver Island Veins) and formed economic deposits only along the D and No.2 Veins. Pitchblende occurs in several forms and has been extensively brecciated and locally remobilized by successive movement and mineralization along vein structures. The common forms of occurrence of pitchblende are (D. Campbell, 1955):

•

Colloform seams up to 2.5 cm thick

•

Massive veins up to 60 cm thick

•

Strung out pods and lenses in quartz and chlorite shears

•

Discrete massive patches in barren vein material

•

Zones of fragments in quartz, chlorite or sulphides

•

Isolated fragments in late vein material

•

Rims around earlier fragments of quartz or wall-rock

Ore shoots within the extensional (tension) veins are short lenses to elongate bodies which extend from surface to the lower levels of the mine, some extending greater than 800 feet (244m) vertically. Horizontally, the shoots range from less than 100 ft-600 ft (30-60m). The ore shoots common pitch vertically, and have vertical extents which are at least three times that of their horizontal extent. Individual veins of massive pitchblende were <1inch to 2 feet wide (<2 to 60cm).  The lenticular nature of the extensional veins and ore shoots may have resulted from secondary movement along initially sinuous fracture zones. Normal dip-slip movement along such NE structures would have produced lensoid sectors of greater dilatancy within the fracture zone (Robinson and Morton, 1972).

There is little information in the public domain regarding grades for uranium mineralization at the Eldorado Mine. Much of the data obtained by Eldorado was originally confidential under national security measures, but was made available to Echo Bay Mines when they acquired the property in 1964 (G.Woollett, pers comm.). Eldorado subsequently merged with Saskatchewan Mining and Development Corporation to form CAMECO and Echo Bay Mines was acquired by Kinross Gold Corp.. These companies may have relevant information in their corporate files.

Pitchblende was found in locally high concentrations of up to over 60% U3O8 within ore shoots of quartz bearing vein structures (D. Campbell, 1955). It is reportedly megascopically visible and grades of U3O8 drop to trace levels where not visible. D. Campbell (1955) reported that marginal ore was rare, even though the vein persisted beyond the pitchblende zone with other vein components.  The 2005 CDUT report indicated that the average grade of uranium ore mined over the mine life was estimated at 0.69% U3O8, based on one pound of U3O8 for every 143 pounds of mill feed. The highest grades of ore were reportedly mined during the 1930’s, and mined grades decreased steadily until mine closure in 1960.

As the Eldorado leases were in good standing until the mid-1990’s, there are few analytical results in the public domain, for the type mineralization. Limited information obtained by Alberta Star for the Ventures leases gives an indication of some of the ore shoots of higher grade uranium which were discovery on the No. 5 and No. 7 Veins on the 250 Level, to the west of McDonough Lake as well as along the No. 2 Vein on deeper Levels (1300, 1425) of the mine, to the east of the lake. Significant high-grade mineralization was also encountered that the intersection of the No. 5 and No. 7 Veins.  Some of the No. 7 vein and parallel veins were reportedly not included in ore reserves (Bateman, 1958, internal memorandum).

Above the No. 7 Vein ore shoot, a zone of massive chalcopyrite was encountered, and was considered to cut off the uranium rich ore. These area were considered for development and/or exploited by Eldorado during the final years of uranium production from 1957-1959. It remains uncertain any of these areas were exploited during final production before the 1960 shutdown. However, the copper zone above the No. 7 Vein was also later noted as a potential resource by Echo Bay Mines. In addition, significant drilling results were reported from veins in the area of the Eldorado No. 2 shaft as well as along the Bear Bear shear. Exploration and development in the latter area was hindered by reported water incursion problems.

A summary of some of the results from exploration on the Ventures Leases were reported by Eldorado: (Bateman, 1958, internal memorandum from Dominion Explorers)

No.	5	Vein ore shoot	60 m long	x	0.85 m wide	1.58%	U3	O8	(uncut)
No.	7	Vein ore shoot	34 m long	x	1.50 m wide	1.28%	U3	O8	(uncut)
No.	7	Vein DDH 1-136	0.30	metres		4.65%	U3	O8
No.	7	Vein DDH 1-137	1.98	metres		1.10%	U3	O8
No.	7	Vein DDH 1-138	0.46	metres		4.81%	U3	O8
No.	7	Vein DDH 1-141	1.22	metres		2.43%	U3	O8
No.	5	Vein 3-5-12 stope	upper 21m, over 0.91 m			5.98%	U3	O8
No.	5	Vein 3-5-12 stope	upper 14 m, over 0.91m			8.86%	U3	O8
Iintersection of No.5 and No.7 Veins)
No.	2	Vein 1300 level DDH	1.98	metres		1.08%	U3	O8
No.	2	Vein ore shoot 14-2-18	15m long x 0.91 m wide			0.23%	U3	O8	(cut to 1%)
Eldorado No. 2 Shaft Veins
Copper zone above No. 7 Vein
272 Raise DDH V-60-1			5.33	metres		7.66		% Cu
272 Raise DDH V-60-1			3.20	metres		2.92		% Cu
272 Raise DDH V-60-1a			4.42	metres		14.85		% Cu

The TLA partnership more recently staked the Port Radium area as part of their RAD 2 claim, which is now part of the Port Radium-Echo Bay property. A single rock sample of massive sulphides collected from the vicinity of the Eldorado No. 1 shaft returned significant results and demonstrated the polymetallic nature and diverse temperature range of formation for mineralization associated with the deposit:

LD96-23 Greip (1996) : >10%Ni >10% Co >10%As 364ppm Sb 1435ppm Bi 400ppm B

In their review of potential silver resources for the Eldorado Mine, Echo Bay Mines reported that some assaying for silver had been completed and/or the presence of silver minerals was reported in original drill logs. During exploration for additional resources for silver, Echo Bay analyzed rock and drillcore samples for both silver and copper and routinely surveyed radioactivity of drillcore using a scintillometer.

No significant zones of radioactivity and/or uranium mineralization was reported in available information; however, drilling by Echo Bay only targeted areas with indications of higher grade silver mineralization. After Echo Bay took over the Eldorado Mine, mineable reserves were based on a minimum grade of ore to be included as 15 ounces/ton (514 g/t) silver over a minimum mining width of 4.0 feet (1.22 metres). Silver production came principally from the D (Silver Island) Vein, with lesser amounts from the No. 1,2,5,8 and B Veins, the Bear Bay Shear (Woollett, Sept 1980). Additional silver came from reworked tailings from Eldorado’s uranium production

In addition to vein hosted mineralization, Echo Bay drill logs also documented the occurrence of  both broad and narrow zones of disseminated to massive (to >20% py +/-cpy), as well as fracture, breccia and veinlet hosted pyrite +/- chalcopyrite mineralization. This mineralization was commonly reported within variably albite, magnetite and hematite altered sections of massive tuff, agglomeratic tuff, and locally argillitized and hematitized hornblende porphyry.  Such zones were inconsistently sampled and usually only where chalcopyrite was observed, as the exploration focus at the time was for vein hosted silver mineralization. Copper grades in the range of 0.3 ->1% Cu for the intervals sampled were not uncommon.

In June 2006, the author visited the area of the Eldorado Mine and collected three rock samples from the coarse waste rock in the area of the original shaft. The composite grab samples represented different styles of mineralization, similar to that described by previous workers, and returned significant results for Cu, Ni, Co, As, U, as well as elevated Sb and Bi:

Quartz-carbonate-chalcopyrite vein with yellow uraninite coatings

Sample 6569, Fingler (2006) : 3.84%Cu 0.02%Ni 0.01%Co

Massive magnetite breccia with actinolite+/-cpy matrix

Sample 6570, Fingler (2006) : 0.14%Cu 0.07%Ni 0.05%Co

Massive cobalt-nickel arsenises with erythrite oxidation coatings

Sample 6571, Fingler (2006) : 0.10%Cu 0.18%Ni 7.64%Co >1%As >0.4%U

 ECHO BAY MINE

Adapted from Robinson and Ohmoto (1972) and Trueman (1972)

The site of the Echo Bay Mine is located approximately 1.85 kilometres to the east of the Eldorado No. 1 mine shaft and 0.6 kilometres east of the Eldorado No. 2 mine shaft. The mine area is centered on a series of six northeast trending, steeply dipping vein systems, of which three were mined to a depth of approximately 400 metres. Veins and related structures of the mine encompass an area approximately 1200 metres long x 450 metres wide. They are are exposed on surface, both within and beyond the extent of a prominent 300 x 100 metre pyritiic gossan.

Exploration at the Echo Bay mine site and subsequent production records a long history from 1930 to 1981. Hundreds of surface pits and trenches were excavated in the area by early explorers, mostly during the original staking rush of the 1930’s. Early production by Cominco during the 1930’s produced silver and U3O8 from two adit levels. Later production by Echo Bay from 1964-1980 produced mostly silver and by-product copper.

The mine area was originally accessed from the original No. 1 ( 125 foot level) and No. 2 (325 foot level) adits of Cominco in the northeast and the No. 3 (415 foot level) adit of Echo Bay in the south.west. An underground shaft (winze) from the No. 3 Adit level accessed an additional 8 levels to a total depth of 507 metres (1665’) below surface and 381 metres (1250’) below the No. 3 adit level. Early production was focused on the No. 3, 4 and 5 Veins, with most of the later production from the No. 4 Vein.

The mineralized veins are located near the contact between intercalated banded, massive to cherty tuffs and agglomerates of the lower Echo Bay Formation (Lem-Mile Lake Member) and andesitic flows of the upper Echo Bay Formation (Les-Surprise Lake Member). The stratigraphy in this area trends northeasterly and dips moderately to the southeast. The Lem massive tuffs are commonly adjacent to ore bodies and the “A” fault, where the unit has been strongly carbonatized and silicified into a “cherty” variety. The Lem banded tuffs are the most common host for the Echo Bay orebodies.

This unit is characterized by alternating light and dark coloured bands which are due to variable concentrations of chlorite and/or biotite. The Lem pyritic tuff is massive to banded and typically contains greater than 15% pyrite and pyrrhotite combined. The Lem agglomerate, which is transitional between massive tuff and andesite, is typically fine grained with coarse grained segregations of magnetite, actinolite, pyrite and possible diopside.

The volcanic stratigraphy in the area is cut by two each of dykes and sheets of diabase. The dykes and sheets are considered to be pre- and possibly post-ore, respectively (Trueman, 1972). The main sheet of diabase persists along strike to the southwest, towards Labine Bay and dips approximately 25Ú southeast, cutting the more moderately dipping strata. It is up to 46 metres thick and has locally been disrupted by late normal faulting. The diabase dykes range in thickness from a few inches to greater than 100 feet and mostly trend WNW and dip near vertically. A narrow diabase dyke of this type was also emplaced vertically into the main area of mineralization along the No. 4 Vein structure.

Detailed mapping of the mine area by Echo Bay Mines indicates a paucity of granitic-monzonitic plutons of the Mystery Island Intrusive Suite. The only indication of similar hypabyssal intrusives in the area are exposures of hornblende feldspar porphyry (Lec-Cobalt Porphyry) which have been mapped to the immediate northwest of the mine area, beyond the Eldorado No. 2 shaft and the Echo Bay No. 1 adit.

The zoned albite and magnetite-apatite-actinolite alteration zones related to the MIIA plutons were not documented by Reardon in the immediate area of the original vein exposures; however, a broad zone of disseminated and fracture hosted pyrite mineralization was outlined over the area. It is possible that earlier alteration products may have been overlooked by original mapping by Reardon,  if overprinted by the pyrite zone and its weathering products.  Work by Echo Bay in 1975, as well as recent 2005 reconnaissance in this area by H. Mumin; however, confirmed the occurrence of magnetite as fine disseminations along bedding planes within tuffaceous horizons. Local concentrations of magnetite within the banded tuff units impart a megascopic appearance or alterating red, green and grey bands, similar to banded iron formation (H. Mumin, pers.comm.). Approximately 700 metres to the west, near the Eldorado No. 2 shaft, mapping by Echo Bay and Reardon identified a broad area of brecciated tuffs with matrix and veins of actinolite, magnetite, scapolite and rhodochrosite. A series of EW trending Cu-U bearing veins cut this alteration. This area is on claims currently held by Kinross Gold (formerly Echo Bay Mines), but is an important example of a strong locus of hydrothermal activity in relative proximity to both the Eldorado and Echo Bay Mines.

Trueman (1972) reported that the main types of alteration associated with veining at the Echo Bay Mines are silicification, carbonatization, argillization, chloritization. These alteration types are also commonly associated with vein mineralization at the Eldorado Mine. Silicification, hematitization and carbonatization are all associated veining and locally persist along similar trends where veins have narrowed and dissipated. Argillic and chlorite alteration products are common within brittle faults, fractures and veins which have been sheared. Sericite is common and widespread, but difficult to identify.

On surface, there is a prominent yellow-orange limonitic gossan which is related to the weathering of widespread disseminated and fracture controlled pyrite and other sulphides.  Reardon’s mapped pyrite alteration zone in the mine area encompasses an area of 900 metres long x 400 metres wide, and includes the both the main gossan and the wider distribution of pyrite.

More detailed mapping by both Echo Bay Mines and CEGB outlined the prominent gossan as a more discrete, lobate zone which is approximately 230 metres long x 115 metres wide.  Narrower strongly gossanous zones along strike to the southwest and in the footwall to the west appear to follow stratigraphic trends and may be related to weathering of sulphide bearing tuffaceous horizons.

The Echo Bay Mine area is centered on a series of six northeast trending, steeply dipping vein systems, of which three were mined to a depth of approximately 400 metres. The veins are exposed on surface, both within and beyond the extent of the prominent gossan. Veins and related structures of the mine encompass an area approximately 1200 metres long x 450 metres wide, with individual veins persisting up to 160 metres along strike. These structures were originally referred to as the 100, 200, 300, 400, 500 and A-15 Zones (Kidd, 1932) and are partly coincident with a 300 metre long x 100 metre wide pyritic gossan.

Vein type mineralization occurs on three types of structures: NE trending, subvertical shear veins; EW trending, vertical tension veins; and the NE trending, 40-50Ú SE dipping “A” fault. These structures and associated mineralization are mostly developed within variably altered tuffaceous horizons, but also persist more weakly into andesitic flows. Shear veins usually have a gouge filled break on one contact. Tension veins are irregular splays of the shear veins and are commonly parallel to the trend of diabase dykes which may have occupied related structures. These veins are up to 0.5 metres wide and can be traced over 1.5 km along strike. Several of the mineralized zones in the area subcrop under and/or are masked by muskeg filled depressions.

Similar to those in the Eldorado Mine, these structures are interpreted as having local zones of dilation developed along them, as a result of episodic brittle movement on irregular, sinuous structures. In addition to the vein type mineralization, trenching and drilling by Echo Bay Mines also encountered areas of massive sulphide Pb-Zn-Cu mineralization within bedded tuff horizons located to the southwest of the original vein exposures.

 The veins (No. 1-5) and related structures appear spatially related to exposures of pyritic gossan which may be related to plutons of the Mystery Island Intrusive Suite emplaced to the north and south of the mine area. While some of the mineralized veins cross the most intense pyritic gossan, they also persist beyond it, suggesting that the alteration appears to have no direct relationship to the main pitchblende-silver mineralization event (Robinson and Morton, 1972).

The largest of the veins (No. 4) is the most northwesterly and has been exposed in surface pits and trenches over a strike length of 457 metres (1500 feet). Surface exposures of this vein contained native silver, galena and other sulphides within a flow horizon of porphyritic andesite of the Les-Surprise Lake Member. At depth, the vein structures crossed into tuff horizons of the Lem Mile Lake Member, a preferential host to most of the ore grade mineralization. The “A” fault is a brittle, gouge filled break along which reverse dip-slip movement of approximately 60 metres and strike-slip movement of approximately 2.5 metres has been interpreted from off-set ore bodies and diabase dykes (Trueman, 1972). The surface projection of the fault is 75 metres to the northwest of Echo Bay vein system.

In the ores of the Echo Bay mine, a total of 24 metallic minerals associated with gangue of calcite, dolomite and quartz were reported by Trueman (1972). The main ore minerals are native silver, argentite, chalcopyrite and bornite, with minor amounts of pyrargurite, pyrostilpmite, mckinstryite, chalcocite and covellite. Trueman (1972) reported that there is a strong association between silver minerals, cobalt-nickel arsenides and bornite.  Chalcopyrite, galena, sphalerite, pitchblende and marcasite are common to both orebodies and barren veins. Erythrite, annaberfite and pyrargarite are also deposited distal to the deposit. At the Echo Bay Mine, pitchblende uniquely occurs at, or near surface while at the Eldorado Mine, pitchblende is more common at depth.

The paragenetic sequence of mineral deposition in veins is consistent with that documented at the Eldorado Mine, with early stage quartz-hematite, pitchblende-quartz deposition, followed by intermediate stage cobalt-nickel arsenides with bismuth silver deposition and three late stages of  Cu-Pb-Zn-Mo sulphide-carbonate deposition followed by late native silver and argentite. The deposition of carbonate began before late stage sulphide deposition, as well.

Mineralization occurs as four main types, based on Trueman’s  (1972) classification of the vein hosted orebodies and strataform massive sulphides:

•

Veins of persistent, fine grained, cream coloured carbonate with fgr argentite and cgr galena, sphalerite, niccolite +/- pitchblende. Relatively low silver grades (Stopes 301a, 305a, 103)

•

Veins of hematitized quartz-carbonate with cgr, patchy native silver and argentite. Chalcopyrite and cobalt-nickel arsenides are present. (Stopes 109, 209)

•

Vein with a wider silicified-carbonatized zone containing argentite, minor native silver, pyrargarite and disseminated cobalt-nickel arsenides (along A fault), and local bornite. Stopes along the A fault have greater than average silver and copper grades. (Stope 210-bornite).

•

Stratabound lenses of massive sulphides within laminated tuffs; sulphides present are fgr and laminated galena, sphalerite and chalcopyrite (in order of abundance), with mgr bedded pyrite +/- pyrrhotite. Galena is also in crosscutting fractures. (SW of vein surface exposures). Drilled thicknesses of lenses vary between 1.4 to 18.0 metres. (Way, 1975).

Pitchblende occurs as disseminated colloform types within Co-Ni arsenides, within veins, breccias and shear zones. Of the copper minerals within the veins, chalcopyrite is the most abundant, with widespread bornite and minor secondary chalcocite and covellite. Silver occurs as two generations of native silver as well as massive botryoidal acanthite. Early stage silver occurs as leaf forms and late stage silver occurs as thin veinlets, wires and replacement patches (Normin.db).

Bateman (1944) reported that pitchblende was only found in the most southeasterly of the veins (No. 5), located approximately 150 metres to the southeast of the No.1 Adit. This vein is reported as a 122 metre (400 feet) long mineralized crack in a hematitized andesitic flow and was initially exploited by Cominco. Other minor radioactive occurrences were also reported within 200 metres of this structure (Bateman, 1944). Trueman implied that uranium was found in other structures in the mine area, based on work by Echo Bay Mines.

Specifics regarding the disposition and grades of individual ore shoots are not available and need to be reconstructed from original Echo Bay Mine data. However, some general inferences can be made from a longitudinal section prepared by Woollett, for September 1, 1975 ore reserve calculations. Although not indicated in the source data, it is suspected that the longitudinal section is based mostly on the projection of the No.4 Vein, from just below surface, a 300 metre long section was mined to the 2nd adit level (60-70 metres below surface).  Below this level, a 100-150 metre wide corridor plunging subvertically was exploited to the 4th winze level (approximately 300 metres below surface). The plunge of this mine area also corresponds with that of a narrow diabase dyke which has been mapped as flanking the corridor, from the 2nd to 5th levels. This spatial relationship suggests the area may have been the locus of several episodes of structural weakness and dilation. Extending northeasterly from the near surface corridor, a 200 metre wide corridor was also mined, mostly to the 3rd adit level (approximately 150 metres below surface).

The broad area mined below surface corresponds with the strong pyrite-limonite gossan zone over only 150 metres of its most northeasterly extent. Some workers have noted that near surface grades (within a few metres) for silver were lower than those below, suggesting a possible zone of supergene enrichment may have developed below the acid generating pyrite zone of the gossan (Way, 1976).

There is considerable information from the files of Echo Bay Mines, within the holdings of DIAND in Yellowknife. However, the mine data should be reconstructed to better assess controls and distribution of mineralization and grade. As the focus of the mine operations at the time was on silver-copper vein hosted mineralization, rock samples for both surface and underground exploration were usually only analyzed from silver +/- copper. Scintillometer surveying of drill core was also routinely conducted to test for zones of radioactivity and potential pitchblende mineralization. Reserve estimates were conducted using a 15 oz/ton silver cutoff grade, and only >4 oz/ton silver material was consider anomalous.  A documented example of high grade silver mineralization drilled within a narrow vein structure is:

Vein Type Mineralization (ECHO BAY) DDH 72-07: 6202 g/t Ag 1.0% Cu over 0.12 metres (0.4 feet)

While the polymetallic nature of the ore was recognized from mineralogical studies and limited geochemical analyses, Echo Bay Mines made no routine documentation of other elements was made for rock and drill core samples. Surface rock and drill core sampling of the massive sulphide zones (pyrite-galena-sphalerite-chalcopyrite +/- pyrrhotite) within broader zones (to 18 metres) of anomalous metals, returned significant results, as noted below.  Way (1976) reported that the 8-3A stope formerly mined through a lense of massive sulphides dipping 30-40Ú to the southeast. The raise driven to the 213A stope also encountered stratiform sulphides below the base of the stope and a thin lense was intersected in a drillhole near the shaft collar on the 3rd adit level.  Pyrite, galena and sphalerite mineralization within bedded tuffs was also reported in gossanous surface exposures near the No. 1 adit and in trenches approximately 350 metres to the southwest.

Massive Sulphide Type Mineralization (ECHO BAY)

DDH E74-01: 4.56%Pb 2.47%Zn 0.75%Cu 21.94 g/t Ag over 8.23 metres (27 feet) DDH E74-02: 8.40%Pb 0.11%Zn 0.71%Cu 88.11 g/t Ag over 2.41 metres (7.9 feet) DDH E74-02: 2.46%Pb 0.55%Zn 0.20%Cu 14.77 g/t Ag over 8.67 metres (28.5 feet)

Surface rock sampling in the area of the Echo Bay veins by Greip (1996), Mumin (2005) and J. Fingler (2006), during the June 2006 site visit, demonstrated both the polymetallic nature of the mineralization in the mine area, as well as its additional gold potential. Elevated arsenic, phosphorous and manganese values are also associated with the 2006 samples.

				Grab samples in the Echo Bay Mine area-Greip (1996)
R96-LD-116:		1.55	%Cu	2.32	%Pb	>	10	%Zn	129.4	g/t	Ag	0.08	g/t	Au	666	ppm As
R96-LD-133:	>	10	%Cu	0.03	%Pb		0.04	%Zn	355.7	g/t	Ag	0.99	g/t	Au	2264	ppm As

Grab samples in the Echo Bay Mine area-Mumin (2005

Magnetite-hematite-massive sulphide ‘ vein’ from surface trench

203855: 0.98%Cu 24.63%Pb 3.06%Zn 162.0 g/t Ag <.10 g/t Au 1688 ppm As

Grab samples in the Echo Bay Mine area-Fingler (2006)

Selective grab from three <10cm sulphidized shear zones in Echo Bay Trench 20

6563: 0.22%Cu 3.79%Pb 67g/t Ag 0.01%Co 1614 ppm As

Selective grab from magnetite rich area in Echo Bay Trench 21,

with 3-10% disseminated to banded sulphides

6564: 0.61%Cu 0.61%Pb 0.03%Co 843 ppm As

Selective grab from Echo Bay Trench 21, of banded massive magnetite-sulphides,

of pyrite, pyrrhotite, galena

6565: 0.13%Cu 2.71%Pb 0.35%Zn 0.02%Co 936 ppm As

Similar to the Eldorado mine area, drill logs for the Echo Bay mine area identified not only lower grade zones of silver-copper vein mineralization, but multiple horizons of pyrite and/or chalcopyrite, bornite concentrated within banded tuffs.  These zones were not routinedly sampled, unless appreciable concentrations of copper sulphides were noted, and remain a significant exploration target in the area of the Echo Bay Mine.

CROSSFAULT LAKE AREA

The Crossfault Lake area is located approximately 2.5 kilometres to the northeast of the No. 1 shaft of the Eldorado mine and 0.75 kilometers to the north of the Echo Bay No. 1 adit. Alberta Star currently holds mineral rights to all the ground immediately surrounding the lake, with the exception of a single claim (Cobalt #15) to the northwest, which is held by Kinross.

Stratigraphy in the area trends northeasterly, dips moderately to the east, and appears to be continuous from the Eldorado-Echo Bay mine areas. The central and northwestern areas of the lake are underlain by andesitic volcanic flows and massive to cherty tuffs of the Lem Mile Lake Member and lesser Lec Cobalt porphyry. The eastern shore of the lake is underlain by younger andesitic flows and breccias of the Les Surprise Lake Member. These units are locally cut by NE to EW trending diabase dykes and plugs.

The elongate form of the bays of the lake, as well as the disposition of stratigraphic units in the area, is largely controlled by several prominent NE and EW trending structures which converge in central part of the lake. The two southwestern arms of the lake are the topographic expression of the Bear Bay shear and the No. 1 Vein of the Eldorado Mine. These are bounding structures to the prolific Eldorado Vein system which may persist to the northeast of the lake on a related structure extending to the south of Wop Lake. A similar northeast trending structure forms another elongate bay on the northwest side of the lake, and appears to persist along the western shore of Crossfault Lake and though Wop Lake (Wop Lake fault). These parallel structures appear to be part of a very persistent fault network which continues to the northeast through the apex of Glacier Lake and Sparkplug Lake, and beyond Lindsley Bay.

To the west of the Long Bay arm of the lake, an EW trending fault truncates stratigraphy and offsets a northeast to east-west trending diabase dyke. Displacement along the dyke suggests there may have been apparent dextral movement along the structure in this area.

This fault is expressed mostly as an elongate gully to the west of the lake and appears to persist beyond the eastern shore of the lake as a series of similar trending faults, shear zones and concorndant diabase dykes. This east-west trending structural corridor is one of the most prominent on the property, and is referred to as the Cleaver Lake Fault.

Alteration patterns mapped by Reardon indicate complex and locally overlapping trends which commonly have linear, structurally controlled forms.  The most widespread alteration occurs to the northwest and northeast of the lake, as broad zones of magnetite-actinolite-apatite +/- pyrite overprints, with more extensive albite zones which are distal from the lake., but in the immediate footwall of the Glacier Lake MIIS pluton to the northeast.  A lobate zone of albite, magnetite-actinolite-apatite and local pyrite alteration also flanks the western end of the Long Bay (Cleaver Bay Fault) structure. Linear zones of albite and pyrite alteration to the east of the lake coincide with mapped EW trending fault zones, suggesting that at least some syn- to post fault metasomatism may have focused fluids along these structures.

Crossfault Lake Occurrence

Numerous trenches and pits were excavated in the Crossfault Lake area during exploration for uranium during the 1930’s. Where the Wop fault surfaces near the western shore of the lake, a northeast trending radioactive trench is exposed.  Cannuli (1999) describes the occurrence as an open-cut trench approximately 10 metres long x 2-3 metres wide and 5 metres deep, with surrounding surface rubble of broken rock which may have been the original source of ore for the “Crossfault Lake Mine”. No vein is exposed within the trench but the wallrocks are coated with manganese wad and minor broken pieces of sulphide ore remain.

The radioactive material on surface may have been mined at greater depths, since timbers are in place in the floor of the trench (Cannuli, 1989). Way (1976) reported that Echo Bay Mines collected approximately 420 samples at 10 foot centres from the waste piles surrounding the headframe at the Crossfault Lake mine; however, results were not available. The surface rock pile was later sampled by CEGB in 1989, for evaluation as a potential source of ore within a larger mining operation. A series of 2-5 metre long x 20cm wide channel samples were taken along the dump pile, and the volume was estimated between 1800 and 3000 cubic metres.  The results of the channel samples indicated elevated uranium and copper, and suggested that the Eldorado mineralizing system persisted into the Cross Lake Fault area. A grab sample collected by H. Mumin (2005), of quartz-carbonate breccia from the dump, returned similar results.

1999 Sampling of Crossfault Lake Dump-Cannuli (1989) Channel samples ranged from 0.044 -1.47% U and 0.08 -0.49% Cu 2005 Sampling of Crossfault Lake Dump-Mumin (2005) 203852: 1.44% U 0.67% Cu

Long Bay Occurrences

Adapted from Skopik, 1990

The Long Bay Occurrences lie within the Cleaver Fault structure, approximately 300 metres west of Crossfault Lake. CEGB investigated the area in 1988, with detailed geological mapping (1:1000 scale), rock/soil geochemical sampling, and scintillometer surveying over a 550 metre length of the structure.

The area is underlain by porphyritic andesitic flows and sedimentary rocks of the Lem Mile Lake Member which have been cut by the Cleaver Lake fault, which is expressed as a 20-70 metre wide east-west trending gully. Exposures of gabbro/diabasic dyke are found both within the gully and on its north flank. The supracrustal rocks in the area have been strongly albitized, chloritized and have local concentrations of magnetite and minor pyrite. There is strong radioactivity concentrated along the westernmost 250 metres of the structure and its flanking wallrocks, where background values of 300 total cps increase to up to 74,000 total cps. Elevated radioactivity occurs in hematitic pods, fractures and breccias which are both parallel and oblique to the main trend. Pitchblende has been reported with disseminated chalcopyrite in three main quartz vein/fracture sets ranging from 0.1 to 1 metre wide. A broad area rich in manganese wad is also concentrated within the area of high radioactivity. Significant results from the rock sampling include:

CEGB 1988 Sampling of West Long Bay Structure-Skopik (1990)
MC-88-33: 0.18% U 0.72%Cu 5.11 g/t Ag
MC-88-32: 0.20% U 0.72%Cu 7.22 g/t Ag
MC-88-34: 1.21% U

Further to the east of the radioactive zone and on the southern edge of the gully, a series of three rock samples collected by CEGB over a 75 metre trend returned anomalous gold and copper results. The grab samples were collected from a variably fractured host rock which has been albitized, choritized. Locall magnetite and/or pyrite was indicated on CEGB’s detailed map and Skopik (1989) reported that the samples were collected in sulphide rich zones. The samples returned significant gold and copper results:

CEGB 1989 Sampling of the Central Long Bay Structure-Skopik (1990) JAC-1: 0.32% Cu 0.42 g/t Au JAC-2: 0.35% Cu 2.79 g/t Au JAC-3: 0.42% Cu 0.38 g/t Au

During the June 2006, site visit, the author located a blasted pit on the north wall of the Long Bay structure, which displayed weak radioactivitity.  This pit and a broader area of surface radioactivity is previously documented on maps by CEGB (Skopik, 1990), within an area of albitized andesitic flows. A single sample collected at this location returned weak copper and uranium values, and anomalous manganese and bismuth values.

Fingler 2006 Sampling of along Long Bay Structure 6562 : 0.62%Cu 8136 ppm Mn 64 ppm U 224 ppm Bi

Other Occurrences

Historic records suggest that additional radioactive structures were located in the western area of the lake and between Squash Lake to the north and Wop Lake to the northeast.  More recent reconnaissance sampling by Greip (1996) in the area obtained locally anomalous nickel, cobalt, arsenic and barium values to 667 ppm , 450 ppm, 1427 ppm, and 911 ppm, respectively, as well as elevated uranium values in some structures.  Additional sampling to the east and northeast of the lake returned anomalous polymetallic results +/- anomalous gold values.

Greip (1996) Rock Sampling in the Squash Lake area

R96-WK-51 and WK-52 : 0.03% U

Greip (1996) Rock Sampling in the Crossfault East area

R96-WK-191: 0.50%Cu 1.33%Pb 1.49%Zn 8.4 g/t Ag 0.15g/t Au

R96-WK-193: 5.13%Cu 0.02%Pb 1.47%Zn 30.2 g/tAg

Greip (1996) Rock Sampling in the Crossfault Northeast area

R96-WK-50: 2.81%Cu 1.71%Pb 0.01%Zn 119.8g/t Ag 1.33% U

R96-LD-54: 1.04% Cu 0.74 g/t Au

CORREGIDOR BAY AREA

Corregidor Bay is located approximately 3.5 kilometres to the north-northeast of the No. 1 shaft of the Eldorado mine and 1.5 kilometers to the north-north west of the Crossfault Lake trench. The bay encompasses a small peninsula on the eastern shore of McTavish Arm of Great Bear Lake.

Detailed geological mapping of the area was completed by Eldorado, as part of their property wide exploration program.  The area is underlain by volcanic flows and sediments of the Lem Mile Lake Member, which are intruded by local plugs of Lec Cobalt porphyry. To the northeast, the succession is cut by the Tut pluton of Mystery Island Instrusive Suite. In this area, the pluton appears to be discordantly emplaced into the successioin; however, this remains to be verified. To the west, the succession is cut by the younger monzogranite of the Great Bear Batholith. A single NNW trending diabase dyke was also mapped in the area; however, its age relationships to other rock types and structures remain unknown.

Similar to in the Port Radium area, a network of predominantly east-northeast to northeast trending fault structures and related splays have been mapped both within outcrop exposures and underlying topographic lineaments. Several of these prominent structures also transect the Tut pluton to the northeast, through Explorer’s Lake, where a lobe appears to be dextrally offset by a NE trending fault.

Reardon’s (1992) mapping indicates that the supracrustal rocks of  the Corregidor Bay area have been broadly albitized, within a corridor up to 700 metes wide which flanks the footwall contact of the Tut pluton. Pyritic alteration appears to be more restricted to an overlapping northeast trend 500-150 metres wide, over a distance of approximately 2 kilometres from Corregidor Bay. A single locus of magnetite-actinolite-apatite alteration  up to 150 metres in diameter was mapped in the area by Reardon (1992); however, Cannuli (1988) documented additional occurrences of magnetite-actinolite and actinolite-carbonate veining over a broader area.

Scintillometer surveying  by CEGB also found higher levels of radioactivity to 89000 total cps (in a background of 300 cps) associated with numerous hematitic structures over an approximate 1.2 kilometre long x 0.4 kilometre wide area.

On a small peninsula to the northwest, a 100 metre wide zone of northeast trending quartz stockwork is localized at the faulted contact between the supracrustal rocks to the east and the monzogranite to the west. This mineralization is typical of the giant quartz veins reported throughout the Great Bear Magmatic Zone and clearly identifies the host structure and veining as post dating emplacement of the batholith.

Sulphide mineralization has not been well documented in this area; however, extensive diamond drilling by Eldorado suggests that surface indications of elevated radioactivity may be expressions of pitchblende at depth. Mapping by CEGB (1988) indicates several uranium+/- copper bearing occurrences in the area; geochemical results are not available.  Later prospecting in the area by the TLA Partnership identified several of  these occurrences.  Rock sampling indicated significantly anomalous copper and uranium results (Greip, 1996):

Greip (1996) Rock Sampling in the Corregidor Bay Area R96-KG-14: 1.43%Cu 0.02%U R96-LD-101: 0.33%Cu 0.40%U R96-LD-102: 0.81%Cu 0.03%U

 During the June 2006 site visit, the author noted evidence of several historic drill locations, during a fly over of the area; some of which appeared to have remnant boxes of core.  Further investigations are warranted.

SUKI/RAD AREA

Adapted from Ahuja, 1972 and Greip, 1996.

The Suki area is located to the east of the Echo Bay Mine, and encompasses the central part of the broad peninsula between Labine Bay and Glacier Bay. This area refers to the original Rad, and later Suki claim holdings of Great Bear Lake Mines and Echo Bay Mines, respectively. During the 1930’s, hundreds of pits and trenches were excavated, including the RAD shafts, which were sunk on a series of silver-copper bearing veins similar to those of the Echo Bay Mine.

Detailed geological mapping of part of the area comprising the Suki claims was completed by Echo Bay Mines, as part of their property wide exploration program. The area is underlain by andesitic porphyritic to amygdaloidal flows, related flow/tuff breccias and massive tuffs of the Les Surprise Lake Member. An early southeast trending diabase dyke 4-12 metres wide cuts the succession along southeast trending faults which are offset by later northeast trending faults.  An isolated outcrop of later diabase sheet was also mapped in the area. It is similar to the earlier diabase, except for its higher quartz concentration of 5 to 10% and coarser grained texture.

The stratigraphy in the area trends northeasterly and dips 25Ú-40Ú to the southeast and is cut by several steeply dipping faults and fracture sets. The most prominent faults and shear zones trend northeasterly (AZ 040) and dip vertically to steeply northwest. A secondary set of faults trend east-southeast (Az 119) and dip vertically to steeply northeast. A minor set of faults trends east-west (AZ 092) and dips vertical. The northeast and east-southeast trending structures correspond with major faults and mineralized veins in the area and show the greatest continuity. The east-west, as well as some north-northeast trending structures are more discontinuous and irregular, but display strong shearing and brecciation. Ahuja (1972) suggested that field observations indicated that the AZ 119 structures may have developed first and acted as channels for the early diabase dykes. The Az 040 trending fault and fracture zones then developed and offset the early diabase dykes. The Az 092 structures may have developed as related tension structures.

Mapping by Reardon (1992) identified isolated zones of pyrite alteration, but also noted that the Suki/Rad area lies within a broad northeast trending corridor of disseminated and fracture controlled chalcopyrite mineralization. Ahuja (1972) also reported that hematite +/- chlorite alteration of the volcanic flows and tuffs was common, as well as hematite-chlorite-manganese staining of wallrock to mineralized veins.

Thin section studies indicate that plagioclase and hornblende phenocrysts of andesitic volcanics are sericitized and chloritized. Mafic minerals have been chloritized and locally pseudomorphed by magnetite. Magnetite is also common to the matrix of andesitic fragments in breccia horizons and may be part of the original flow. Hematite occurs as a fine dust within the groundmass and some of the phenocrysts, and imparts a red colouration. Weak sericite-chlorite alteration and magnetite pseudomorphs affected the original mafic minerals in the diabase dyke, as well. Drill logs from the 1969 exploration program also indicate argillic+/- hematite-altered zones locally associated with quartz veining and that quartz+/-calcite locally fills amygdules of the amygdaloidal andesitic flows.

Echo Bay Mines identified 88 trenches and two exploration “RAD” shafts in the area of the Suki claims during their 1972 detailed mapping. Correspondance from the corporate files of Great Bear Lake Mines (1932) first described the development at the RAD shafts. The main shaft and surrounding pits were sunk on the northeast trending No. 1 Vein and the northwest trending No. 2 Vein. The shaft was sunk to a depth of 35 metres and approximately 30 metres of drifting and crosscutting was completed on this level (Normin.db Showing ID 086KSW0027).  Several other pits in the area were sunk to depths of  1.5 -5 metres. The No. 1 Vein structure was followed on surface for a minimum strike extent of 114 metres, and was described as a 1.5 metre break within which the “pay streak” was typically 0.3 -0.5 metres wide. Mineralization noted included quartz-calcite gangue with bornite, chalcopyrite, chalcocite, argentite, manganese wad and native leaf silver.

Echo Bay Mines completed detailed reviews of the historic trenches and pits in the area, and found that a numerous trenches show display only hematite-manganese staining and trace indications of copper mineralization as malachite and chalcopyrite. Bornite was found in 7 of the trenches, as well as the main shaft (refered to as SS-2) but strong bornite mineralization was only found in three of these, as well as the shaft. Copper mineralization was noted as massive sulphides within quartz-carbonate veins and as disseminations within the wallrock. Pyrite, hematite, magnetite, rhodochrosite, erythrite and azurite were also reported; however, no silver mineralization was observed. Mineralization appears to be concentrated within the northeast trending, steeping dipping fracture zones which are occupied by the quartz-carbonate veins. Veins range from 2-60 cm in width and up to 3 metres in length. Ahjua (1972) suggested that areas of greater tensional opening were more favorable for mineralization and are localized within less competent tuffs and breccias and along steeper parts of the structures, where adjacent to shallower bends.

Chip samples collected by Echo Bay Mines from 12 of the better mineralized trenches in the area returned anomalous to significant copper results associated with bornite mineralization, but mostly low silver values (Beckett, 1970; Ahuja, 1972). Higher silver results were only associated with mineralized veins exposed in the exploration shafts. Analysis was only completed for silver and copper:

Chip sampling of exploration shafts (Beckett, 1970):

SS-2: 6.40% Cu 240 g/t Ag

SS-1: 0.70% Cu 103 g/t Ag over 0.91 metres

Chip sampling of other pits and trenches (Ahuja, 1972):

ST-2: 4.24% Cu 93 g/t Ag

ST-59: 17.35% Cu 21 g/t Ag

Rock sampling of several pits and trenches in the area by the TLA Partnership demonstrated additional polymetallic and gold potential of the mineralization (Greip, 1996):

Grab sampling of pits and trenches (Greip, 1996):

R96-AJ-65: 4.33%Cu 0.99%Pb 1.75%Zn 41g/t Ag 0.07%Co 1.52g/tAu

R96-AJ-66: 4.59%Cu 0.35%Pb 0.25%Zn 36g/t Ag 0.44%Co 0.95g/tAu

R96-AJ-68: 5.04%Cu 0.31%Pb 0.20%Zn 13g/t Ag 0.32%Co 2.56g/tAu

In 1969, Echo Bay Mines conducted diamond drilling along a 750 metre long northwest trend in area of the Suki trenches.  Nine of these drillholes (S1-S3, S-8, S-9-S14) were relogged during the 1971 exploration program (Ahuja, 1972).  The holes reported widespread quartz+/- carbonate veining and fracturing, with chalcopyrite, pyrite and hematite locally associated. Local narrow zones of disseminated sulphides are also reported, as well as zones of brick red hematite alteration. While only scattered values of weakly anomalous copper and silver results were reported from the drilling, Ahuja (1972) indicated that the extent of bornite mineralization concentrated in several zones on surface still remained prospective targets at depth, particularly where the host structures may intersect tuffaceous horizons at depth. Diamond drilling was considered to have insufficiently tested for Ag-Cu vein-type mineralization.

GLACIER BAY AREA

The Glacier Bay area straddles the north and south shores of the bay, as well as the shore of Echo Bay, to the southeast.  It is located to the immediate southeast of the Suki/Rad area and is approximately one kilometre southeast of the Echo Bay Mine.

Little detailed geological mapping of area was conducted by Echo Bay Mines, as its holdings included only a few claims which flanked the northwest corner of the bay. Regional mapping by Hildebrand (1981) and reconnaissance work by the TLA Partnership (Greip, 1996) indicate the area is underlain by thick porphyritic andesitic volcanic flows of the Les Surprise Lake Member. The stratigraphy in the area trends NS to NE and dips moderately (30-40Ú) to the east and southeast. East-northeast trending diabase dykes were mapped to the south of the central shore of the Bay.

The elongate forms of Glacier Bay and Glacier Lake, with their steep shoreline cliffs, are one of the most prominent topographic lineaments in the area. The lineament appears to be the expression of a major fault structure which can be traced northeasterly over a minimum distance of 6.5 kilometres, from Echo Bay and through Glacier Bay and Glacier Lake.  The topographic expression in this area appears to dA slight deflection in the the trend between the two lakes suggests some secondary offsect along an EW trending structure between the lakes, is possible.

Alteration documented by Reardon (1992) in the Glacier Bay area is limited to local concentrations of pyrite which occur discontinuously along the shoreline of the bay, as well as along the shore of Echo Bay, to the south. At the northwest head of the bay, a broad northeast trending zone of albite alteration has been documented, together with small areas of pyrite and magnetite-actinolite-apatite alteration. The albite zone is in the immediate footwall of the Tut/Glacier pluton of the Mystery Island Intrusive Suite and comprises part of a broad corridor which continues to Corregidor Bay in the northwest. The linear form of the zone in the bay area suggests the alteration may be in part controlled by and/or offset by northeast trending structures. Into the Glacier Lake area, intense pyrite alteration affects the andesitic volcanic of the entire eastern shore of the lake. This alteration zone lies within the immediate hanging wall of the Tut pluton which is exposed on the western shore of the lake.

Limited information in the public domain has documented a number of vein and fracture hosted mineral occurrences near the north and south shores of Glacier Bay, as well as along the shore of Echo Bay.

RUST Occurrence

Assessment report filings indicate that in 1948, Cominco drilled 22 holes along east-west trending structures at the RUST occurrence, which is located along the south shore of the bay.  No information other than sketch maps are available. In 1969, Echo Bay Mines later conducted diamond drilling (DDH 69-G1-6) along a series of previously trenched EW trending, copper-uranium fracture zones. As there lacks reliable location information for this occurrence, other than a map labeled “Glacier Bay”, it is uncertain if this is the mineralization of the RUST occurrence, on the southeast shore of Glacier Bay, or possibly that of the Cirrus mining leases on the northwest shore of Glacier Lake.

An east-west trending structure hosting U-Cu mineralization in the Glacier Lake area would be proximal to the Cleaver Lake fault and similar to the setting of U-Cu mineralization at the Long Bay occurrence to the west.

The area mapped and drilled by Echo Bay Mines documented as series of parallel, narrow EW trending fracture zones, breccias and mineralized veins which have been trenched over a distance of up to 150 metres.  Significant uranium-copper results were returned over narrow widths from several trenches, as well as one of the drill holes. The below results were obtained from a plan map prepared by J.Foster Irwin Engineering and Management Services (1970):

Trench sample results for U-Cu occurrence of uncertain location:

2.45% Cu 13.7 g/t Ag 9.00% U over 10cm

0.35% Cu 20.6 g/t Ag 0.40% U over 8 cm

0.25% Cu 6.9 g/t Ag 0.70% U over 31 cm

2.10% Cu 13.7 g/t Ag 0.80% U over 15 cm

Drill hole intercept for U-Cu occurrence of uncertain location: Drillhole 69-G2: 0.68% Cu 610.3 g/t Ag 9.60% over 0.15 metres

Glacier Bay North Occurrences

In 1996, reconnaissance conducted by the TLA partnership located three areas of mineralized trenches along the northwest shore of Glacier Bay. These areas are herein referred to as GBN-1, GBN-2, and GBN-3, from north to south.  Geochemical results for rock sampling in all three areas is available from an assessement report by Greip (1996); however, only details about the GBN-1 occurrence are available from notes on a 1999 site visit made by S. Gandhi (2002) of the Geological Survey of Canada.

The GBN-1 occurrence is a series of historic trenches located on the shore Glacier Bay, approximately 1.6 kilometre east-southeast of the Echo Bay Mine area. Three clusters of trenches have been excavated along a 215 metre long north-northwest trending fracture trend, with the Main trench being in the central area. The main trench is located that the junction of the main NNW fracture and a NS trending subsidiary fracture. Mineralization along both fractures consists of coarse aggregates of calcite, pyrite, and chalcopyrite, with magnetite concentrated at the main trench. The mineralization in the main trench is up to 30cm wide, in 2 pods 2 metres apart, with magnetite concentrated between them. In other trenches, mineralization is narrower, up to 10cm wide and discontinuous along strike. Calcite veins locally form networks up to 25 cm wide. Wallrock to the vein is altered to black chlorite and/or coated with manganese wad.

The results of geochemical rock sampling in the area of the three occurrences by the TLA partnership are summarized below.  Geochemical results reported by Greip (1996) for the GBN-1 occurrence indicate significant results for copper, silver, gold and bismuth, including up to 88.68 g/t gold.  Results for the GBN-2 occurrence indicate significant results for copper and cobalt, with lower results for gold. Results for the GBN-3 occurrence indicate significant result for copper and bismuth, with anomalous results for silver and gold.

Glacier Bay North Occurrences

Grab sampling of pits, trenches and/or surface exposures (Greip, 1996):

Sample	Occurrence	Cu (%) Ag (g/t) Co (ppm) Bi (ppm) Au (g/t)
R96-AJ-016	GBN-1	2.79	52.4	10		756	12.73
R96-LD-117	GBN-1	7.30	112.1	16		1681	28.95
R96-LD-151	GBN-1	3.44	67.1	30		714	21.37
R96-WK-090	GBN-1	1.13	154.8	15		2153	88.68
R96-LD-149	GBN-2	10.00	5.5	434	<	2	0.35
R96-LD-150	GBN-2	1.80	1.1	1025		12	0.03
R96-WK-116	GBN-2	0.52	0.6	9		3	0.76
R96-WK-117	GBN-2	0.13	0.9	554	<	2	0.08
R96-LD-155	GBN-3	1.38	5.4	88		133	0.04
R96-LD-156	GBN-3	2.23	16.7	55		480	0.48
R96-LD-159	GBN-3	0.93	12.4	13		268	0.05

During the June 2006 site visit, the author located four trenches of the GBN-1 occurrence which are distributed over an approximate 150 metre, north-south trend.  The trenches are focused on a series of narrow quartz and/or carbonate veins with sulphides are clots and disseminations.  Andesitic host rock outside of the immediate vein area appears K feldspar altered and barren. A total of four grab samples were collected from the two northernmost trenches of the occurrence.  Samples returned variable gold values to 38 g/t, with locally elevated copper and/or lead, silver and bismuth values:

Grab sampling of trenches 3 and 4 of GBN-1 occurrence (Fingler,2006):

Composite grab of 2-5cm qtz-carb vnlt with 3-5% py, limontic vugs-Trench 3

6551: 1.12%Cu 0.06%Pb 103 g/t Ag 38.0 g/t Au

Composite grab of 0.5m wallrock on each side of vein-Trench 3

6552: 0.04% Cu 916 ppm Ba

Composite grab of 0.5m calcite-quartz+/-py,bn,galena vein/breccia-Trench 4

6553: 0.22% Cu 3.79% Pb 67 g/t Ag 0.01% Co 0.4 g/t Au

Selective grab of mineralized float of vein, from 10-20cm pods with up to 15% cgr pyrite,cpy clots

6554: 0.99%Cu 30 g/t Ag 2.9 g/t Au

Echo Bay Occurrences

The Echo Bay occurrences are a series of mineralized areas which were sampled during the 1996 reconnaissance conducted by the TLA partnership (Greip, 1996). These occurrences are located along the shore of the peninsular area along Echo Bay, to the south of  Glacier Bay. The area is underlain by andesitic volcanics of the Les Surprise Lake Member which host isolated zones of pyritic alteration. The alteration appears to be localized in the hangingwall of the Mystery Island pluton of the MIIS. To the northeast and south of the shore of Glacier Bay, CEGB (Cannuli, 1989) also mapped widespread occurrences of NW, EW and NNW trending, unmineralized jasper veins.

The results of geochemical rock sampling in the area of the occurrences by the TLA partnership indicate anomalous copper results. A total of 23 rock samples averaged 0.42% copper, to a high of 1.60% copper Eight samples returned greater than 0.4% copper. No anomalism was not for other analyzed elements.

COMMON LAKE AREA

The Common Lake area is located to the east of Crossfault Lake and approximately 1 kilometre northeast of the Echo Bay Mine. The area encompasses an EW trend of copper-gold occurrences which are exposed in several historic trenches along a 1.2 kilometre long structure between Crossfault Lake and the southwest end of Glacier Lake. Common Lake is a small feature located near the western end of the trend.

Detailed geological mapping of the Common Lake area was first completed by Joliffe and Bateman (1944) for Eldorado and later, by Echo Bay Mines as part of their property wide exploration program.  The stratigraphy consists of andesitic porphyritic flows, related flow breccias and tuffs which are cut by a large east-west trending diabase dyke. The Tut pluton of the Mystery Island Intrusive Suite intrudes the succession to the north either discordantly, ore possibly concordantly, within a folded sequence.

The area lies approximately 150-200 metres south of the trace of the east-west trending Cleaver Lake fault. This prominent structure appears to truncate and locally displace broad albitic and pyritic alteration zones within the footwall of the Tut and Glacier plutons.  In the Common Lake area, mineralization is concentrated within a strongly developed east-west trending shear and breccia zone which is flanked by a parallel diabase dyke to the north, and a linear zone of albitic alteration to the west. McCartney (1996) also reported that potassic (K feldspar) alteration of volcanic rocks is also widespread in this area.

Descriptions of the zone and the mineralization within were documented by Greip (1996) and McCartney (1996). From the southwest area of Common Lake, the east-west trending mineralized structure can be followed in trenches for approximately 500 metres, as a well defined linear breccia and/or shear zone zone up to 30 metres wide. Slickensides were observed within several trenches (Mahoney and Woollett, 1982).

Where exposed in the trenches near Common Lake, the breccia zone consists of strongly hematitized and albitized andesite fragments in a chalcopyrite-pyrite-magnetite matrix. Where exposed in the western trenches, the width of the zone ranges from 1-7 metres (McCartney, 1996) and locally occurs as zones of massive veins (to 0.5 metres) of bornite-chalcopyrite-covellite and pyrite, and disseminations and stringers of chalcopyrite.

To the east of the lake, the fracture zone is broader and less well defined. It can be followed uphill until it loses continuity near a later emplaced diabase dyke. Beyond the dyke, scattered malachite bearing quartz-carbonate filled fractures were reported, as well as north-south trending bornite-chalcopyrite+/- galena veinlets (McCartney, 1996). Beyond the diabase, near the eastern end of the trend, a felsic subvolcanic intrusive breccia dyke and a series of banded quartz veins cut the volcanic sequence along a northeast (?) trending rock face (McCartney, 1996). Specular hematite, red hematite and malachite were reported as strongly developed in the dyke margin. A gossanous and hematitic fracture zone at least 7 metres thick is exposed along the rock face.

In 1948, Cominco conducted limited diamond drilling near the trenches to the southwest of Common Lake. One of the holes targeting the trend drilled parallel to the structure and thus did not provide an adequate test of the exposed mineralization.  In 1972, Echo Bay Mines drilled four holes to the north of the Common Lake occurrences, to test the Cleaver Lake Fault within an east-west trending valley. Drilling encountered deep overburden underlain by similar stratigraphy as mapped on surface, with narrow sections of brittle fault gouge. Numerous quartz-carbonate veins/breccias +/- specularite, pyrite and local chalcopyrite were encountered in zones with drilled widths of up to 60 metres.  Narrow chlorite and hematite alteration zones are typically marginal to the veins.

Anomalous results of up to 0.30% Cu 92 g/t Ag over a drilled width of 0.45 metres were obtained from drillhole 72-20 (Brownlee and Woollett, 1973) which tested the Cleaver Fault structure.  Only one drillhole, 72-23, tested a part of the mineralized structure near Common Lake.  Similar results were obtained from a few narrow (< 10cm) quartz-carbonate veinlets with minor pyrite, chalcopyrite and hematite.

The above single drillhole did not adequately test the Common Lake structure and in 1981, Echo Bay Mines cleaned out and sampled nine of the historic trenches. However, sampling was focused on high grade silver vein type mineralization and only silver assays were conducted. Samples ranged from 6.8 to 404.6 g/t (0.2 to 11.8 oz/ton) silver (Mahoney and Woollett, 1982).

In 1996, the TLA Partnership conducted a re-evaluation of the Common Lake trenches to test the the gold potential of known mineralization.  The same series of trenches evaluated by Echo Bay Mines were cleaned and re-sampled. Samples were subjected to multi-element ICP and gold analyses. The sampling returned significant Cu-Ag-Co-Au+/-Bi results in several samples:

Common Lake Occurrences

Grab sampling of pits, trenches and/or surface exposures (Greip, 1996):

Sample	Occurrence		Cu (%)	Ag (g/t) Co (ppm) Bi (ppm) Au (g/t)
R96-WK-075	Common Lake East	>	10.00	281.5	7078	<	2	4.68
R96-AJ-03	Common Lake Main	>	10.00	91.0	4415	<	2	0.89
R96-LD-113	Common Lake Main		3.20	33.2	3655		76	0.89
R96-LD-114	Common Lake Main		2.84	132.9	1908		132	0.79
R96-LD-145	Common Lake Main		6.13	285.7	245		209	4.09
R96-LD-167	Common Lake Main		4.25	117.2	5081	<	2	2.28
R96-LD-080	Common Lake Main	>	10.00	214.6	252		381	7.87
R96-LD-146	Common Lake West		6.18	67.3	2062		203	4.52
R96-LD-163	Common Lake West		4.86	42.3	791		315	6.74
R96-LD-082	Common Lake West		1.00	30.4	915	<	2	4.36

During the 2006 site visit, the author located the original baseline used for control by the TLA partnership during 1996, as well as four of the trenches (TR1-4, as indicated below) in the Common Lake Main area of the structure. The location of the trenches is well documented in maps by Greip (1997); trenches were easily located in the field. A total of seven samples were collected from semimassive sulphide/breccia veins of bornite, chalcopyrite, pyrite and galena, as well as related oxides, hosted by variably kfeldspar and magnetite-actinolite altered/brecciated andesite. Analytical results returned locally significant results for copper +/- lead, silver, cobalt and gold, with elevated results for manganese and bismuth. The best results were obtained from Trench 4, where a sample tag for R96-LD-145 was noted.

		Common Lake Main Occurrences
		Grab sampling of trenches (Fingler, 2006)
Sample	Occurrence		Cu%	Pb%	Ag gpt	Ni%	Co%	Au g/t
6555	Common	Main-Tr1	3.94	<.02	31	0.02	0.10	3.4
6556	Common	Main-Tr1	0.29	<.02	1	0.01	0.01	0.2
6557	Common	Main-Tr2	0.19	<.02	1	0.01	0.01	<.1
6558	Common	Main-Tr3	0.34	<.02	2	0.01	0.01	<.1
6559	Common	Main-Tr3	3.84	0.03	41	0.02	0.01	1.5
6560	Common	Main-Tr4	8.34	2.80	309	0.03	0.04	4.2
6561	Common	Main-Tr4	8.39	5.32	366	0.02	0.03	2.4

GLACIER LAKE-CLEAVER LAKE

The Glacier Lake to Cleaver Lake area corridor is an east-west trend which straddles the east-west trending Cleaver Fault. The area was mapped in 1946 by Fortier, at a scale of 1inch to 400 feet. Detailed mapping was completed to the immediate east of Glacier Lake, on the former FT claims of Echo Bay Mines; however, only reconnaissance mapping has been recorded in the area of Cleaver Lake.

In the Glacier Lake area to the west, the Cleaver Fault cuts andesitic flows/tuffs and sediments of the Les Surprise Lake upper caldera sequence, the synvolcanic Glacier Lake Pluton, and a broad corridor of pyrite+/-silica alteration concentrated in the immediate hangingwall to the pluton.  In the Cleaver Lake area to the east, the structure cuts andesitic to dacitic ash flow/ash tuff sheets as well as arkose, sandstone and conglomerate of the Cameron Bay Formation of the upper caldera (Way, 1976). To the east of Glacier Lake, a north dipping, WNW trending diabase dyke was mapping to the north of the fault, and appears to have been segmented and dextrally offset by a series of minor NW trending faults. Small dykes of quartz feldspar porphyry and syenite were encounted in a single diamond drill hole in the area.

Apparent sinistral displacement of both stratigraphic trends and the MIIS related alteration patterns suggest the Cleaver Fault may have developed late in the deformational history of the area, similar to the north-east trending Cameron/Reid Fault. To the southeast of Cleaver Lake, movement along the converging Cameron and Cleaver Faults has developed fault bounded blocks of Echo Bay Formation rocks to the west and northwest, and Cameron Lake Formation rocks to the east and northeast. Dextral displacement of stratigraphic trends and the MIIS related alteration patterns suggests the broad pyritic alteration in the hangingwall of the Glacier Pluton is correlateable with the prominent gossan of Gossan Island, to the south-southwest.

In 1975 Echo Bay conducted an initial phase of rock sampling in the gossanous area to the east of Glacier Lake and to the north of the Cleaver Fault. Rock samples returned anomalous results for copper, silver and gold (Way, 1976). A single hole (75-1) was drilled 328 metres, to test the area of anomalous samples. The hole intersected a 24 metre wide, north dipping horizon of strongly silicified, feldspathized and hematized tuffs, within a thicker succession of porphyritic andesitic flows.  The tuffs are cut by a series of thick, diabase dykes.

Brittle faults +/- argillitized zones cut both the volcanics and contact zones of the diabase dykes. Anomalous copper and silver mineralization was returned from only 3 of 4 samples collected over narrow (<1.1 metre) intervals.

During additional followup work for the 1977 exploration program by Echo Bay Mines, a total of 33 rock samples were collected from the same area (Beckett, 1977). Widespread limonitic weathering with local 0.4 -2 foot wide zones of siliceous pods and quartz veins were reported were reported. Quartz veins are hosted by sheared to brecciated chloritic andesite. Pyrite +/- chalcopyrite and local hematite are disseminated within both the siliceous pods and veins. Chip samples across the pods and stringer zones varied from 0.12 -0.60 metres. Signficant results were obtained for the silver and copper analyses conducted on the surface rock samples; however, no anomalous uranium results were returned, as shown below.

In 1987, additional reconnaissance mapping and rock sampling was conducted by CEGB in the area to the south of the Cleaver Fault.  Three discrete zones of intense gossan development were mapped within Reardon’s broader pyrite alteration corridor: Gossan 1-to the north of the fault and east of Glacier Lake; Gossan 2-to the south of the fault and further east of Glacier Lake; and Gossan 3-to the south of Cleaver Lake.  Traverses with a scintillometer also defined smaller areas of enhanced radioactivity within each gossan. Composite chip and grab sampling of outcrop exposures returned generally low multi-element (including gold) results.

Grab and chip sampling of outcrop exposure-Gossan 1: (Way, 1976):

19121: 6.65% Cu 461 g/t Ag 0.41 g/t Au

Diamond drilling result-Gossan 1: (Way, 1976)

DDH 75-1: 0.60% Cu 151 g/t Ag over 1.00 metres

Grab and chip sampling of outcrop exposures-Gossan 1: (Beckett, 1977):

FT-18: > 2.00% Cu	167 g/t Ag
FT-22: 3.25% Cu	127 g/t Ag

The above surface rock sampling programs by Echo Bay Mines and CEGB only discovered local copper-silver +/- gold mineralization within narrow structures. However, in 1967, prospecting and mapping of the Jim claims by Mylandex, discovered widespread disseminated copper mineralization within Gossan 3, to the south of Cleaver Lake. A broad chip sample (31308) collected near the base of the cliff expression of the Cameron fault returned an anomalous result of 0.27% Cu and trace Ag over 152 metres. (Stokes, 1969).

GLACIER LAKE NE

The Glacier Lake area is underlain to the west and northwest by the Tut pluton and to the east and northeast by andesitic volcanics, tuffs and sediments of the Les Echo Bay Formation of the lower caldera. Further to the northeast, the area is underlain by younger tuffs and sediments of the Lc Cameron Bay Formation of the upper caldera. Reardon (1992) mapped a continuous zone of pyrite alteration along the steep cliffs of the eastern shore of the lake, within the hangingwall of the pluton.

The linear form of the lake and the flanking alteration zone may be controlled by a north-northeast trending fault centered within the lake. To the east, Hildebrand (1982) has mapped a series of similar NE to NNE trending structures which transect and locally offset stratigraphy, as well as earlier developed MIIS related alteration zones.

A corridor of northeast trending fault structures appears to trend from the Crossfault Lake and across the northern apex of Glacier Lake; this may be the continuation of brittle-ductile structures which bound mineralization at the Eldorado Mine to the southwest.

No significant mineralization has been reported from rock sampling programs in the Glacier Lake Northeast area. Local concentrations of barren northeast trending quartz veins mapped near Wood Lake may be expressions of the regionally extensive giant quartz veins. In 1950, Frobisher Ltd. drilled three diamond drill holes to test the uranium potential of a northeast trending fault structure at the northern apex of Glacier Lake. The holes were drilled across a northeast trending depression and encountered only variably pyritic and hematitic granodiorite with minor fault and breccia zones.  No radioactivity was reported.

HOOK ISLAND

Adapted from Skopik, 1990

Hook Island straddles the northeastern corner of the property, in the southeastern end of Lindsley Bay. During the 2006 exploration program, Alberta Star geologists have referred to this as “Breccia Island”. The channel to the east of the island is part of a prominent north-south trending topographic lineament which extends through Boundary Lake, along the eastern property boundary. The numerous elongate bays trending EW, NE, ENE and NW off Lindsley Bay suggests that several structures converge in the immediate vicinity of the island. The island is approximately 2 kilometres long x 1 kilometre wide, with an internal northwest trending bay which imparts an overall  “hook” shape.  The only reference to mineralization in this area is documented by Skopik (1990), who reported on the results of 1989 reconnaissance programs conducted by CEGB. Geological mapping at a scale of 1:2000 during the 2006 program by Alberta Star has confirmed the reconnaissance observations of CEGB and provides additional detail. Approximately 40 rock samples have been collected in the area; results are pending.

The island is located on the northeastern edge of the prominent circular form of the upper caldera sequence (Cameron Bay Formation). An additional, but smaller circular cone/vent feature is located on the mainland to the immediate north of the island. The centre of the island is underlain by Lc arenites and dolomites, with Lef andesitic breccias and Lmt ash flow tuffs to the west, and Lef andesitic flows and granodiorite of the GBMZ to the east. The arcuate shape of the island and the distribution of stratigraphic units outline a cone/vent complex with minimum diameter of 1.5 kilometres.

Regional alteration patterns on the west side of the island are recognized as intense pervasive albitization (?) and pyrite gossan development within the Lc arenites. Magnetite, actinolite and specular hematite also locally occur as replacements along arenite bedding planes and within the matrix of andesitic breccias. On the west side of the island, a series of southeast trending aplite dykes (similar to those at Port Radium) are offset by later northeast trending magnetite-actinolite veins. Also in this area, patches and veinlets of epidote cut extensive zones of albite and pyrite alteration.  On the mainland to the south of the island, occurrences of magnetite-actinolite veining were noted, as well as local cobbles of magnetite within conglomerates. These observations suggest that polyphase magnetite-actinolite alteration occurred in the area, as both syn-volcanic events, as well as post-volcanic events which are syn- to post- emplacement of the plutons of the GBMZ.

Skopik (1990) reported that a major northwest (Az120) trending quartz stockwork-vein system is localized at the south-centre area of the island, between the western andesitic breccias and eastern andesitic flows. The structure ranges from 4-15 metres wide and extends for a minimum of 600 metres. The quartz veins display colloform banding and are cut by siderite veinlets. The wallrock is variably albite and chlorite altered and hosts common hematite-quartz veinlets.

Prospecting and rock sampling by CEGB discovered two areas of uranium-gold mineralization near the southern end of the island. The occurrences lie along the eastern and western margins of the main quartz stockwork and high radioactivity (to 32,000 cps-EDA, TCI) was associated with the western showing.

At the eastern occurrence, small pods of pyrite and malachite stained fractures are concentrated over a 225 sq. metre area along the eastern margin of the main NW trending quartz stockwork. Multiple fractures in the area trend AZ045, 080, 115 and dip steeply to the north. At the western occurrence, chalcopyrite and malachite were reported along thin (<2cm wide), AZ085 trending fractures which are concentrated over a 50 metre trend of albitized and sillicified ash flow tuff at the western margin of the main stockwork. Elsewhere on the island, a large boulder of chalcopyrite-carbonate breccia was also found.

The results of rock sampling by CEGB returned significant gold and uranium results, as noted below:

CEGB Grab sampling of western occurrence-Hook Island (Skopik, 1990)

BRO-266: 0.15% Cu 62 g/t Ag 11.45 g/t Au 0.93%U
BRO-267: 0.11% Cu >200 g/t Ag 6.04 g/t Au 0.27% U
BRO-269: 0.17 % Cu 190 g/t Ag 0.19 g/t Au 1.65%U

CEGB Grab sampling of eastern occurrence-Hook Island (Skopik, 1990) BRO-272: >1.00% Cu 10 g/t Ag 1.28 g/t Au

During the June 2006 site visit, the author located and sampled mineralization as described for the eastern occurrence of CEGB:

Grab sampling of eastern occurrence-Hook Island (Fingler,2006) Selective grab across 2 metre face of 2-3% copper oxides on fracture surfaces 6566: 1.92% Cu

GOSSAN ISLAND

Adapted from Mahoney and Woollett, 1982

Gossan Island is located near the southern boundary of the property, near the convergence of southwest and southeast arms of Echo Bay. Since the 1930’s, much of the island was held as the five mineral claims, MINK 1 to 5, which became mineral leases 3025 to 3029 inclusive. The leases expired in 2002 and the area was recently restaked and aquired by Alberta Star.

Gossan Island, because of its extensive and prominent yellow to orange-brown limonitic gossan, was probably known prior to 1930, and would have received considerable attention following the discovery of pitchblende, silver deposits at Port Radium, located 6 km to the northwest. M. Feniak (1947) first mapped Gossan Island at a scale of 1:4,800 for the Geological Survey of Canada, and commented on a possible origin of the gossans of the island. R. S. Hildebrand (1982) later mapped Gossan Island as a part of his 1:50,000 scale mapping of the area for the Geological Survey of Canada. Geological mapping at a scale of 1:2000 during the 2006 program by Alberta Star has confirmed the mapped observations of Feniak and provides additional detail. Approximately 80 rock samples have been collected in the area; results are pending.

The island is underlain by porphyritic andesite and lesser amounts of amygdaloidal andesitic flows of the Les Surprise Lake Member which are intercalated with minor quartzite, argillite, tuff and greywacke (Feniak, 1947). Stratigraphy trends mostly north-south tp northwesterly. In the northwestern part of the island, the volcanic rocks have been intruded by various dykes of aplite, quartz monzonite, granodiorite and diorite. These intrusives occur as relatively small bodies, reaching 15,000 m2 in area, and usually trend parallel to contacts of the enclosing volcanics. Contact zones are marked by alteration and bleaching of the wallrock.. Late, east-west trending diabase dykes cut earlier rocks.

Several faults were mapped by Feniak, principally along northeasterly and northerly trends. Feniak (1947) commented that “…the rocks of Gossan Island are intensely fractured. Pyrite has been introduced along these fractures, and has penetrated the surrounding rocks to such an extent that oxidation has produced large masses of loose gossan. The pyritization bears no relation to the late northeast faults that cross the island and was introduced prior to the diabase dykes.” While Reardon (1992) has mapped the overall distribution of pyrite alteration on the island as located in the hangingwall of the Contact Lake/Glacier pluton, both Feniak (1947) and Cannuli (1989) have also mapped more discrete zones of intense gossaning and Feniak (1947) provided descriptions.

In addition to pyrite alteration, widespread silicification is recognized as a grey, cherty quartz which commonly infills the amygdules of the andesitic flows. Reardon (1992) also mapped isolated zones of magnetite-actinolite-apatite alteration on the westernmost and southernmost tips of the island.

The largest of the gossans is a north-west trending zone (400 m long x 200 m wide) in the north-central area of the island. It appears to be due to weathering of finely disseminated pyrite within a network of fine, dark coloured veinlets.  A prominent Radem EM anomaly is coincident with this gossan (Way, 1976). Along the most northwestern point of the island, the gossan is due to weathering of finely disseminated pyrite in a grey-white fine grained tuff and nodular pyrite within a darker massive tuff. Gossan development is very strong along the steep cliffs of the western shoreline, where variably weathered pyrite occurs as fracture fillings concentrated near quartz monzonite and diorite dykes. Local fine, dark quartz veinlets also occur in gossanous recessive zones near the intrusive contacts.  At the southern end of the island, a gossan contains a 60 cm wide white-grey quartz-carbonate vein with hematitic patches and cubic boxworks. Local malachite was also reported (Trigg, 1984).

Feniak noted that the colours, intensity and size of the gossans on Gossan Island are similar to those of gossans developed on similar volcanic rocks above the productive veins of the Echo Bay Mine. Surface sampling of veins at the Echo Bay Mines returned low silver values and when the veins were mined from below, a zone depleted in silver depleted was encountered to several metres below surface levels. In the upper portions of some veins, significant high grade silver was encountered were found below a lower grade, near surface zone.  Some workers have suggested this grade variability in silver may be due to localized supergene enrichment.

Rock and chip sampling was conducted by Echo Bay during 1972 and 1981.  Weakly to moderately anomalous copper and silver values were obtained from grab samples collected from variably pyritized gossanous zones and quartz veining. Results from 1972 grab samples ranged from 0.05% to 1.95% Cu and 6.9 g/t to 41.1 g/t Ag.  Results form 1981 grab samples ranged from trace to 109.7 g/t Ag. The 1981 samples were only analyzed for silver, with the exception of a single sample of the quartz vein which returned 1.03% Cu.

SOUTHWEST OF GOSSAN ISLAND

Adapted fromWebb, 2001

The area to the southwest of Gossan Island is a peninsula which is bounded by two subparallel northwest trending arms of Echo Bay. The area straddles the southern boundary of the property, but is flanked by the Contact Lake property which is also held by Alberta Star.

M. Feniak (1947) first mapped the area from Gossan Island through to the Mile Lake area, to the southwest. at a scale of 1:4,800. The mainland to the immediate southwest of the island is underlain by porphyritic andesite and lesser amounts of amygdaloidal andesitic flows of the Les Surprise Lake Member. To the southwest, the succession has been intruded by a northwest trending subvolcanic syenogranite laccolith of the MIIS. Zoned patterns of metasomatism have widely affected the volcanic rocks in the hangingwall of the pluton in this area of the peninsula. Zonations similar to that documented in the Contact Lake area have been noted, of albite, magnetite-actinolite-apatite and pyrite. Mapping suggest that the occurrence of magnetite in this area is considerably more widespread than on Gossan Island.

Reconnaissance reviews by Tyhee Development Corporation in 2001 located a zone of mineralized gossan (D1 occurrence) on the mainland area which may be related to the larger zones on the island (Webb, 2001). The occurrence is exposed discontinuously over a 100 x 150 metre area, as two outcrop areas separated by a swamp. The prominent gossan consists of fracture and disseminated hematite, within which quartz +/- pyrite-chalcopyrite mineralization occurs. Significant copper, silver and cobalt values were returned from grab samples collected by Tyhee Development, as noted below:

Grab and chip sampling of outcrop exposure-D 1 Occurrence: (Webb, 2001): D-3: 3.97% Cu 23 g/t Ag 0.12% Co 0.31 g/t Au D-4: 1.82% Cu 112 g/t Ag 0.61% Co 0.15 g/t Au

During the June 2006 site visit, the author located historic sample sites of the D1 occurrence and collected two samples from narrow (<20cm), northeast trending silica+/-calcite-chalcopyrite+/-magnetite veins cutting pyrite altered gossan mapped by Reardon. It is possible that similar veins may continue along the trend, on to Gossan Island. Sample results indicated elevated copper, cobalt, arsenic and gold values, with anomalous antimony (to >4000 ppm), phosphorous (to 2.39% ) and rare earth elements (to 327 ppm La).

		Grab sampling of D1 outcrop exposure: (Fingler, 2006):
6567	:	1.59	% Cu	134 g/t Ag	0.10	% Co	0.3 g/t Au	2760 ppm As
6568	:	8.71	% Cu	32 g/t Ag	0.05	% Co	0.4 g/t Au	1910 ppm As

9.0 EXPLORATION

With the discovery of the silver-uranium veins of the Port Radium-Echo Bay area in the early 1930’s, a staking rush ensued and in excess of 3000 mineral claims were recorded for the area.  Since then, the current property area was held discontinuously by numerous different prospectors and companies. Little exploration work was recorded for the early years of 1932-1950; however, subsequent programs documented many of the mineral occurrences that were trenched at that time.

More comprehensive exploration, including diamond drilling, was executed when larger ground positions were secured after the 1940’s. Eldorado conducted detailed prospecting, geological mapping, and radiometric surveys and intensive diamond drilling, to define uranium reserves for their mining operation. Cominco also conducted trenching and drilling in the area of the Echo Bay mine. The most comprehensive map of the Port Radium area was produced by Eldorado and the Geological Survey of Canada, at an approximate 1: 10,000 scale. During the late 1950’s, Eldorado also commissioned airborne magnetic and local airborne electromagnetic surveys over a broad region in the northern GBMZ, including the current area of the property.

With increased silver and copper market prices during the late 1960’-early 1970’s, Echo Bay Mines acquired a significant ground position which included the original Echo Bay and Ray claims of Cominco. Intensive exploration was mostly focused on the area of the Cominco veins, for the discovery and definition of silver-copper ore for future production. Surface exploration consisted of detailed property scale mapping, soil geochemistry, limited geophysical surveying, and diamond drilling. After the initial exploration push for resource definition for the Echo Bay mine, exploration was later focussed on the optioned Eldorado Leases, for additional silver-copper vein hosted mineralization.

After the closure of the mines in the early 1980’s, little exploration was conducted in the area of the current property until CEGB acquired several claims. From 1985 to 1989, CEGB initiated a regional exploration program formulated on an exploration model based initially on the characteristics of the Port Radium and Camsell River polymetallic vein deposits and later, on the characteristics of polymetallic IOCG deposits and caldera related gold deposits. This program discovered the Longtom IOCG deposit in the central GBMZ and also located and reviewed numerous historic occurrences in the Port Radium-Echo Bay-Contact Lake area. The program included airborne magnetic-VLF-EM surveying over most of the current Port Radium-Echo Bay property. Prospective trends were further tested and ground truthed by prospecting and VLF-EM coverage, using an EM-16 unit. Reconnaissance and detailed mapping was conducted in the area of selected occurrences. No further work was documented for the area until 1996, when the TLA partnership conducted reconnaissance reviews of historic occurrences, to test the gold potential of the area. Although operated under limited time and budget constraints, these programs yielded encouraging results and indications of IOCG type polymetallic and precious metal rich mineralization.

Prior to 2005, Alberta Star had not conducted prior exploration on the Port Radium-Echo Bay property. In June 2005, H. Mumin conducted a brief visit to various sites and collected rock samples from three locations on the current property. The relevant geochemical results for rock samples collected by Mumin have been previously presented in the section of Mineralization and are listed in appendices 2a and 2b. On June 7-9th, 2006, the author, J. Fingler, conducted an initial site review and collected rock samples from selected occurrences. The relevant geochemical results for rock samples collected by Fingler have been previously presented in the section of Mineralization and are listed in appendices 3a and 3b. Exploration activities on the property, by Alberta Star, have been underway since July, 2006. These activities were in progress as of the author’s site visit on August 8-9th. As the results for the current exploration program are incomplete and remain to be compiled with the results of additional work, the author therefore reports below only on the types of work in progress. Results for the program will be presented by the company in due course, after full compilation and review by the qualified person.

CURRENT EXPLORATION-in progress

Alberta Star’s 2006 exploration program is currently in progress. Data collection is on-going and results remain to be received and/or compiled. The program is supervised by Alberta Star’s qualified person, H. Mumin, P.Eng..  The below section summarizes procedures and activities completed up to August 9th, 2006, as a result of on-site discussions with H. Mumin and observations of the author. Exploration data and results are pending and thus remain confidential. Results will be presented in due course (T. Coupland, President, Alberta Star Development Corp., pers. comm.).

As of the author’s site visit on August 8-9th, 2006, Alberta Star had completed airborne VTEM/magnetic and gradiometer/radiometric surveys over the property (H. Mumin, pers. comm.). The helicopter VTEM survey was conducted by GEOTECH Ltd. was flown along 100 metre spaced lines.  The gradiometer/radiometric survey was conducted by Terrquest Ltd., and was also flown along 100 metre spaced lines by a King Air 80 aircraft, as part of a larger regional survey. Preliminary results for the VTEM survey were observed by the author; however, these results remain to be reviewed by a consulting geophysicist and remain confidential.

As there is a paucity of reliable topographic base data for the property area, Eagle Mapping Inc. was engaged to fly survey controlled airphotogrammetry over the entire property area. This will provide an accurate and detailed topographic base and quality airphotos for both mapping and compilation purposes.

Linecutting of an extensive 100m x 25m grid was also in progress over the Echo Bay Mine area, from Wop Lake to Labine Point. This grid was being installed as control for detailed mapping and ground geophysical surveys. Grid lines and stations will also be tied in with a GPS, for correlation with airborne geophysical and reconnaissance geological surveys. Induced polarization surveys were being initiated in the grid area by crews contracted from Scott Geophysics. The survey consists of a pole-dipole array reading n=1-5, along 25 metre stations, using an IPR12 receiver. A grid controlled ground magnetic survey will also be conducted by personnel of Scott Geophysics.

Two-man mapping crews under the supervision of H. Mumin, the qualified person for the project, were also conducting 1:5000 scale reconnaissance mapping of the property. As well, 1:2000 scale mapping had been completed on the Gossan Island and Hook Island areas, with approximately 79 and 40 samples, respectively, collected from these areas. As of the August site visit by the author, approximately 240 rock samples had been collected throughout the property area, with results pending.

As part of the 2006 program, a series of drillholes have been planned to provide a broad section through the Port Radium/Echo Bay Mines and to test specific targets for mineralization. As of the August 8-9th, 2006 site visit of the author, the second drillhole was in progress in the Port Radium area. Both the first and second drillholes were drilled from the same setup, as part of a stratigraphic/structural profile across the area. Drilling is currently being conducted by Connors Diamond Drillling, using B25A fly rigs which recover NQ core. Drill rigs and moves are supported with an A-star helicopter of Great Slave Helicopters Inc.  The drilling program is supervised by H. Mumin, qualified person, and managed by J. Camier. Further details of procedures are presenting in the DRILLING section of this report. Core logging and sampling for the two holes drilled is currently underway.

Sampling of tailings in the Murphy and McDonough Lake areas of Port Radium was completed. Approximately 72 samples were collected in the two areas.  In the Murphy area, samples of a mix of tailings and coarser waste rock were collected where available and tied in with GPS coordinates. In camp, the samples were sieved to -20 mesh and placed in a labeled 6ml poly bag for analysis.  For selected samples, the +12, +20 and -20 fractions were sieved out, and all three were sent for analysis.

As the McDonough Lake area is currently underwater, samples were collected by boat using a lake sediment sampling torpedo. A total of 40 sites (GPS controlled) were sampled as traverses across the lake, through overlying water depths of up to 15 metres. The wet samples were placed into a labeled 6ml poly bag which was placed into a second poly bag containing the sample tag. Bags were sealed with zap straps.

HISTORICAL EXPLORATION

Geological and Geochemical Surveys

Detailed geological mapping of the western part of the property (west of Glacier Bay) was conducted by Eldorado and Echo Bay Mines. Mapping was conducted at 1:4800 scale for surface exposures and at 1:240 scale for underground workings. The eastern area of the property has only been mapped on a regional scale and prospected at a scale of 1:10,000.

Detailed soil grids of 100 to 200 foot line spacing and 50 foot stations were completed over several vein targets within the original Echo Bay/Eldorado holdings. Samples were typically run for copper, silver +/-uranium; some samples were also run for nickel and arsenic. Detailed soil surveys in the vicinity of the surface exposures of the Echo Bay Mine veins determined that arsenic and silver were the best indicator elements for high grade silver mineralization within narrow vein structures.  Within the Eldorado area, anomalous nickel values were also commonly associated with mineralized veins.

Lake sediment sampling of Crossfault Lake was conducted by Echo Bay. Weakly to moderately anomalous results were found to be concentrated along a deep NE trending trough within the eastern part of the lake.

Geophysical Surveys

The Port Radium-Echo Bay project area was covered by the 1977 airborne magnetic surveys of the Geological Survey of Canada.  A more recent helicopter borne magnetic-EM and VLF-EM survey was flown by CEGB in 1999, to cover an approximate 10 km x 10 km area covering the area between Labine Point and Lindsley Bay. The survey provided coverage of approximately 50% of the current property area, between Cameron Bay and Corrigedor Bay. The survey was flown along 200 metre spaced, NW-SE trending lines and the results were interpreted for CEGB by R. Tykaljo. Survey details and results are documented by Skopik, 1990. The compiled magnetic and EM results from both the CEGB and regional airborne surveys are presented in Figure 12.

The magnetic responses from both government and private airborne surveys reflect a combination of underlying lithology, alteration (magnetic-actinolite-apatite) and/or magnetite bearing vein systems. Discontinuites and disruptions to the trends appear to express underlying structures of varying age. The mapped distribution of the Tut and Glacier plutons is expressed as a relatively low magnetic response. Flanking supracrustal rocks display higher responses which may, in part be related to marginal zones of magnetite-actinolite-apatite alteration.

Local areas of higher magnetic response (>60,500 gammas) are centred over the Port Radium-Echo Bay mine area, immediately northwest of Cameron Bay, and along a north-south trend located along Boundary Lake and Hook Island. The Port Radium area has the highest magnetic response; however, the Boundary Lake-Hook Lake anomaly is of similar size and magnitude of that associated with the K2 occurrence on the Contact Lake property. The total field magnetic high responses from the CEGB area are also shown in Figure 12. These anomalies are more discrete than those from the government survey and appear to more closely reflect the distribution of magnetite-actinolite-apatite alteration and/or diabase dykes. Some of the anomalies coincide with pyritic gossans, thus suggesting the presence of zoned alteration at depth.

LEGEND:
Diabase Dykes & sheets
Mystery Island Intrusive Suite (MIIA)
MIIS Alteration: Magnetite-Actinolite-Apatite Zone
Airborne Total Filed Magnetic Highs - CEGB
Airborne Total Field Magnetic Contours - Regional
Airborne Electromagnetic Anomalies - CEGB
Major Faults
Past Producing Mines
Mineral Occurences
455000 mE
460000 mE
465000 mE
7330000 mN
7325000 mN
SPARKPLUG LAKE
LINDSLEY BAY
HOOK ISLAND
CROSS FAULT
ECHO BAY
ELDORADO
Cleaver Fault
GLACIER LAKE
GLACIER BAY
COBALT ISLAND
MYSTERY ISLAND
Cameron / Reid Fault
CAMERON BAY
GOSSAN ISLAND
CEGB - AIRBORNE GEOPHYSICS AREA
ECHO BAY
South East Arm
0
750
1,500
metres
ALBERTA STAR DEVELOPMENT CORP.
Port Radium - Echo Bay Property
AIRBORNE GEOPHYSICS
Port Radium - NWT
FIGURE : 13
Mar 2006
TerraCAD 2006

The area block flown over the Port Radium area provided a template geophysical signature for the mineralized structures of Eldorado and Echo Bay Mines. The No. 5 Vein of the Eldorado mine had an EM response characterized by multiple, low amplitude positive quadrature responses coincident with strongly negative in-phase departures. The response was considered to be typical of conflicting conductivity and magnetic permeability effects caused by a weak sulphide conductor occurring in proximity to high magnetite concentration (Skopik, 1990). The EM anomaly corresponds with a VLF total field anomaly and a large amplitude magnetic high. The Echo Bay mine area had a template signature similar to that of the Eldorado No. 5 Vein, with strong spikes in ground VLF-EM profiles corresponding to the veins. No close analogue to the Eldorado template response was detected in the survey area..

Additional low amplitude EM anomalies were picked by Aerodat as bedrock conductors, on the basis of short spatial wavelengths. Other anomalies are broad, conductive sheet responses. The highest amplitude EM responses and many low amplitude VLF-EM anomalies correlate with lakes, low lying areas and topographic features. Where these reponses occur within magnetic highs, lows, or their flanks, they are considered as possible weakly conductive faults in bedrock.

The compiled results of the CEGB airborne survey identified additional areas of interest in the Cross Lake Fault area.  The South Cross Fault Lake anomaly is characterized by a strong airborne EM conductor associated with widespread albite and magnetite-actinolite-apatite altered andesite, near the southeastern shore of the lake. The North Cross Fault Lake anomaly is a similarly strong EM response, in an area of widespread magnetite-actinolite-apatite and albite altered andesite/diorite. Pyrite-chalcopyrite-chlorite-quartz-carbonate-hematite mineralization occurs along NE trending structures in the area. The underlying structures which the geophysical responses express are considered to be extensions of the prolific Eldorado vein system (Skopik, 1990).

To the north of Long Bay, a prominent VLF-EM conductor corresponds with a chloritic shear flanked by a set of massive magnetite veinlets, in an area of elevated radioactivity.  Local uranium and copper mineralization is noted in the area. A series of airborne EM conductors are also clustered along a 1.6 kilometre northeast trend within Glacier Lake. No landward extension of this response was found (Skopik, 1990).  The EM response of large wavelength, low amplitude profiles are characteristic of horizontal conductors, and may be due to lake bottom sediments.

Radiometric Surveys

The usefulness of radiometric surveys was first identified by Eldorado and Geiger counters were reportedly employed in the field as a prospecting tool to detect zones of elevated radioactivity.  Echo Bay also routined surveyed drillcore with scintillometers. There is no record of gridded radiometric survey in the public domain; however, a general view of the distribution of radioactive responses throughout much of the property was compiled from reconnaissance data of CEGB. Figure 13 presents a series of data points which represent scintillometer readings of TC1 (total count) responses collected during traverses across the area. The point data is presented as specific ranges, with a broader grid interpolated between sites. The results give a visual indication of the distribution of radioactive responses which may (or may not) be associated with documented uranium mineralzation on surface.

The results clearly display a cluster of elevated total count radioactivity in the area of the Eldorado and Echo Bay Mines, as well as in the north Crossfault Lake to Corregidor Bay areas. Uranium occurrences are documented throughout these area. Isolated sites of higher radioactivity are also associated within the pyritic gossans of the Glacier Lake to Cleaver Lake corridor. No significant uranium mineralization has been encountered in this area.  A highly anomalous radioactive response corresponds with the surface uranium mineralization on the southern end of Hook Island. The extent of this mineralization has yet to be determined.

LEGEND:
Mystery Island Intrusive Suite (MIIA)
Major Faults
Past Producing Mines
Mineral Occurences
Radimetrics (Counts per second)
CEGB 1988
5,000 to 89,000 (15)
1,000 to 5,000 (44)
500 to 1,000 (32)
250 to 500 (118)
100 to 250 (53)
7335000 mN
7330000 mN
7325000 mN
455000 mE
460000 mE
465000 mE
SPARKPLUG LAKE
LINDSLEY BAY
HOOK ISLAND
GLACIER LAKE
CROSS FAULT
Cleaver Fault
ECHO BAY
ELDORADO
GLACIER BAY
COBALT ISLAND
MYSTERY ISLAND
Cameron / Reid Fault
CAMERON BAY
GOSSAN ISLAND
ECHO BAY
South East Arm
0
750
1,500
metres
ALBERTA STAR DEVELOPMENT CORP.
Port Radium - Echo Bay Property
GROUND RADIOMETRICS
Port Radium - NWT
FIGURE : 13
TerraCAD 2006

10.0 DRILLING

HISTORIC DRILLING-in progress

Alberta Star Development Corporation has not conducted diamond drilling on the Port Radium-Echo Bay property prior to 2006. As part of the 2006 program, a series of drillholes have been planned to provide a broad section through the Port Radium/Echo Bay Mines and to test specific targets for mineralization. As of the August 8-9th, 2006 site visit of the author, the second drillhole was in progress in the Port Radium area. Both the first and second drillholes were drilled from the same setup, as part of a stratigraphic/structural profile across the area. Drilling is currently being conducted by Connors Diamond Drillling, using B25A fly rigs which recover NQ core. Drill rigs and moves are supported with an A-star helicopter of Great Slave Helicopters Inc.

The drilling program is supervised by H. Mumin, qualified person, and managed by J. Camier.  The drillholes were spotted with a collar picket and front sites, using GPS coordinates. High magnetite content in the surrounding outcrop renders compass use unreliable and a sun compass or GPS must be used instead. A REFLEX downhole survey tool is used for documentation of drillhole deviation; however, the compass is unreliable due to local magnetism of the rock.  Drill core is delivered to the core shack by helicopter after each shift and is checked and quicklogged by a geologist. Boxes are labeled with metal DYMO tape. Coreboxes are placed in core racks until detailed logging and sampling are completed, and then moved to the helicopter pad area for storage in crosspiles.  Details regarding the sampling and analytical procedures are documented in the SAMPLING and ANALYTICAL sections of this report.

During recent site visit, the author confirmed the location of a drill rig on the Port Radium/Echo Bay property and observed core drilled from the site.  As core logging and sampling is in progress, this information currently remains confidential and will be released in due course (T. Coupland, president).

HISTORICAL DRILLING

Most of the recorded drilling campaigns conducted on the property by previous workers were focused on exploration and delineation of resources for the Eldorado and Echo Bay Mines. There are few records of diamond drilling in the public domain, since early exploration data by Eldorado was confidential, under national security measures, and Echo Bay Mines did not file assessment work for the property.  The earliest public records of diamond drilling are from the late 1940’s, by Frobisher Mines and Cominco; however the limited information is incomplete. Some surface exploration reports for Echo Bay Mines were graciously provided by G. Woollett; this data presents many drillhole locations, as well as several drill logs and assay certificates. Widths for drilled intercepts and surface sampling are considered as apparent widths only, as insufficient information is available to assess and verify true widths of mineralized intersections.

Figures 14 and 15 present the location of historic diamond drillholes, as compiled from surface plans of various scales. While the figures provide a clear indication of extensive drilling along the Eldorado and Echo Bay Vein structures, it is uncertain if there was additional surface drilling. Limited data received from South Malartic provided information about some underground drilling on the Ventures leases. Underground drillhole locations are also shown on detailed mine plans of the Echo Bay Mine; these remain to be compiled.  The results of historic diamond drilling, where known, have been previously been presented the mineralization section of this report. Table 5 below presents a brief summary of the various recorded diamond drill programs. From the available information, it appears that diamond drilling was conducted sporadically from the 1930’s to the late 1970’s. Only AX core was drilled during this period and assaying was most commonly completed by the assay lab of the mine.  Echo Bay Mines only assayed drillcore for silver +/- copper and routinely surveyed the core for radioactivity with a scintillometer. Since drilling and sampling at the time was focused on vein type mineralization, some sulphide rich intervals within bedded tuffs were never sampled.

455000 mE
460000 mE
465000 mE
7330000 mN
7325000 mN
Figure 15
SPARKPLUG LAKE
LINDSLEY BAY
HOOK ISLAND
GLACIER LAKE
Cleaver Fault
GLACIER BAY
COBALT ISLAND
Cameron / Reid Fault
CAMERON BAY
MYSTERY ISLAND
GOSSAN ISLAND
ECHO BAY
South East Arm
LEGEND:
EARLY - MID PROTEROZOIC
Diabase Dykes & sheets
EARLY PROTEROZOIC
GREAT BEAR BATHOLITH
Monzogranite - granodiorite - syenogranite
G3a G3ga G3gk
Diorite Plug - Sparkplug Lake area
Gm - Monzonite Dykes
MYSTERY ISLAND INTRUSIVE SUITE
MIIS Alteration: Pyrite +/- silica zone (gossans)
MIIS Alteration: Magnetite-Actinolite-Apatite Zone
MIIS Alteration: Albite Zone
G1m - Diorite-Qtz monzonite-Qtz syenite-Granodiorite
LABINE GROUP
CAMERON BAY FORMATION
Lc - Cameron Bay Formation: Sediments
Lst - Stevens Tuff: Ash flow sheet
Lmt - Mackenzie Tuff: Composite ash flow sheet
Lrf1 - Lindsley Tuff: Ash flow sheet
Lt: Undefined tuff
ECHO BAY FORMATION
Les - Surprise Lake Member: Andesitic flows, breccia
Lec - Cobalt Porphyry Member: Hbl - felds porphyry
Lem - Mile Lake Member: Andesitic tuff, flows
PORT RADIUM FORMATION
Lp - Port Radium Formation: Sediments
Fault
Syncline
Past Producing Mine
Mineral Occurences
Diamond Drill Hole - Echo Bay Mines
Diamond Drill Hole - Eldorado
Diamond Drill Hole - Others
0 750 1,500
metres
ALBERTA STAR DEVELOPMENT CORP.
Port Radium - Echo Bay Property
HISTORICAL DIAMOND DRILLING
Port Radium - NWT
FIGURE : 14

7332000 mN
454000 mE
456000 mE
Wop Lake
Explorers Lake
CROSSFAULT
Cross Fault Lake
Common Lake
272 Raise
2-5-10
McDonough Lake
258 Raise
256 Raise
EBM No. 2 Adit
EBM No. 1 Adit
ELD No. 2 Shaft
154 Raise
EBM No. 3 Adit
7330000 mN
921 Raise
132 Raise
124 Raise
Adit
RAD 1
RAD 2
ELD No. 1 Shaft
West Adit (open)
Adit
LABINE BAY
COBALT ISLAND
GLACIER BAY
LEGEND:
EARLY - MID PROTEROZOIC
Diabase Dykes & sheets
EARLY PROTEROZOIC
GREAT BEAR BATHOLITH
Monzogranite - granodiorite - syenogranite
G3a G3ga G3gk
Diorite Plug - Sparkplug Lake area
Gm - Monzonite Dykes
MYSTERY ISLAND INTRUSIVE SUITE
MIIS Alteration: Pyrite +/- silica zone (gossans)
MIIS Alteration: Magnetite-Actinolite-Apatite Zone
MIIS Alteration: Albite Zone
G1m - Diorite-Qtz monzoinite-Qtz syenite-Granodiorite
LABINE GROUP
ECHO BAY FORMATION
Les - Surprise Lake Member: Andesitic flows, breccia
Lec - Cobalt Porphyry Member: Hbl - felds porphyry
Lem - Mile Lake Member: Andesitic tuff, flows
PORT RADIUM FORMATION
Lp - Port Radium Formation: Sediments
Fault
Syncline
Major Mineralized Veins
Underground Access
Mineral Occurences
Diamond Drill Hole - Echo Bay Mines
Diamond Drill Hole - Eldorado
Diamond Drill Hole - Others
0 250 500
metres
ALBERTA STAR DEVELOPMENT CORP.
Port Radium - Echo Bay Property
ELDORADO-ECHO BAY AREA
HISTORICAL DIAMOND DRILLING
Port Radium - NWT
FIGURE : 15
Mar 2006
TerraCAD 2006

Year	Company	Property	Reference	Area 1	Number of Drillholes	Metres Drilled	Drillhole ID
1948	Cominco	Echo Bay	NWT Assessment Report 15206	Common Lake (Echo Bay 3 claim); Glacier Bay East (Rust27,27 claims)	22	na	DDHX-1 to 12 along EW trend east of Glacier Bay; DDHX13-15 at 200' to south; DDHX16-22 along WNW trend 500' to SSW; DDHX23-25 along NE trend to SW of Common Lake
1950	Frobisher Ltd.	Marc claims	NWT Assessment Report 61521	NE Glacier Lake	4	na	DDH1-4
1950?	Eldorado	Eldorado/Ventures Leases	Lasby, R.W; 1"=400' map; Surface Plan-Port Radium Area	Area between Labine Pt, McDonough Lake, and Labine Bay; also West shore of Crossfault Lake	58 on map	na	various, poorly legible
1951	Eldorado	Eldorado/Ventures Leases	Lasby, R.W; 1"=400' map; Surface Plan-Port Radium Area	Area between Bear Bay and Wedge Lake; also area west of Crossfault Lake.	20 on map	na	various, poorly legible
1952	Eldorado	Eldorado/Ventures Leases	Lasby, R.W; 1"=400' map; Surface Plan-Port Radium Area	Corregidor-Quartz Bay area	18 on map	na	various, poorly legible
1953	Eldorado	Ventures Leases	Woollett, 1976b (Nov)	McDonough Lake	2 on map	na	various, poorly legible
1954	Eldorado	Ventures Leases	Lasby, R.W; 1"=400' map; Surface Plan-Port Radium Area	McDonough Lake to Crossfault Lake	25 on map	na	various, poorly legible
1955	Eldorado	Eldorado/Ventures Leases	Lasby, R.W; 1"=400' map; Surface Plan-Port Radium Area	NW of Crossfault Lake; near Squash Lake	3 on map	na	various, poorly legible
1956	Eldorado	Ventures Leases	Woollett, 1976b (Nov)	McDonough Lake	2 on map	na	various, poorly legible
1960	Eldorado	Ventures Leases	Memorandum	McDonough Lake	2	na	2 underground holes
1963	Northwest Explorers	Echo Bay	none available, noted on maps from Woollett, 1976 (Nov); Map A4-06-1	Echo Bay Mine	11	?	63-1 to 11
1964	Echo Bay Mines	Echo Bay	none available, noted on maps from Woollett, 1976 (Nov); Map A4-06-1	Echo Bay Mine			
1965	Echo Bay Mines	Echo Bay	none available, noted on maps from Woollett, 1976 (Nov); Map A4-06-1	Echo Bay Mine			
1967	Echo Bay Mines	Echo Bay	Map A4-06-01	Echo Bay Mine	12	na	67-1 to 12
1968	Echo Bay Mines	Echo Bay	Map A4-06-01 Map A4-06-02	Echo Bay Mine	13	na	68-1 to 13
1968?	Echo Bay Mines	Echo Bay	unlabelled map by Echo Bay Mines	Glacier Lake?-possibly near RUST showing?			

Table 5: Summary of Historical Diamond Drilling (continued on next page)

11.0 SAMPLING METHOD AND APPROACH

Few details are available regarding sampling methods and approach, for the exploration programs conducted prior to 1975. Several vintages of resampling of the various occurrences has been conducted to corroborate previous results and to assess the polymetallic nature of mineralization by geochemical analysis of a broader suite of elements.  Historic sampling has included rock samples taken as grab (selective and composite) and chip samples from outcrop and trenched exposures. The location of sample sites was mostly determined by their position relative to topographic features and/or claim locatons. The use of GPS receivers was only documented by H. Mumin, in his brief field visit conducted for Alberta Star, during 2005.

During the 2005 property visit by H. Mumin, the rock samples were collected as either grab, composite grab, selective grab (high-grade) or chip samples. These samples were put into labeled and tagged 6ml poly sample bags which were closed with flagging tape or cable ties. GPS coordinates for the sample locations were obtained from a hand held unit. During the June 2006 site visit by J. Fingler, rock samples were collected in the same manner and were closed with cable ties. Each sample site was flagged and labeled with metal tags and/or flagging, to allow for field verification. At camp, samples were collected into metal pails with lids. These pails traveled with the author to Yellowknife, and were received by the expeditors, Matrix Solutions Inc., who then delivered them to a preparation facility of Acme Analytical Labs, also in Yellowknife.

During the 2006 exploration program, H. Mumin reported that rock samples were being collected into labeled and tagged 6ml poly sample bags which were closed with cable ties. GPS coordinates for the sample locations were obtained from a hand held unit. Each geologist has a sample tag book with unique sample numbers. Only sample sites considered significant were marked with flagging (H. Mumin, pers. comm.). For the rock samples, blank material is added as a sample into each rice bag of samples. The frequency varies between every 7-17 samples. No standards or field duplicates are inserted.

Drillcore sampling procedures were provided through discussions with J. Camier. Drillcore samples are labeled and tagged in core boxes by the logging geologists. Sample intervals are mostly in the 0.5 -One sample tag is stapled into the core box, while another is placed into labeled 6ml poly sample bags. Core is either split using a manual splitter or using a rock saw, as indicated by the geologist. A ½ split of each sample interval of core is placed into the sample bag and is sealed with a cable tie. A ¼ duplicate split is sampled for every 1 in 10 core intervals samples. The insertion of blank material into the sample stream was about to be initiated. No standards were available for insertion into the sample stream.

Sampling of tailings in the Murphy and McDonough Lake areas of Port Radium was completed. Approximately 80 samples were collected in the two areas.  In the Murphy area, samples of a mix of tailings and coarser waste rock were collected where available and tied in with GPS coordinates. In camp, the samples were sieved to -20 mesh and placed in a labeled 6ml poly bag for analysis.  For selected samples, the +12, +20 and -20 fractions were sieved out, and all three were sent for analysis.  As the McDonough Lake area is currently underwater, samples were collected by boat using a lake sediment sampling torpedo. Approximately 40 sites (GPS controlled) were sampled as a traverse across the lake, from depths of up toe 15 metres. The wet samples were placed into a labeled 6ml poly bag which was placed into a second poly bag containing the sample tag. Bags were sealed with zap straps.

Daily samples are securely stored in a designated building and are packaged in labeled rice bags secured with duct tape, for shipment to Yellowknife. The expeditor, Matrix Exploration Logistics, receives the sample bags from charter aircraft and delivers them to a preparation facility of Acme Analytical Labs in Yellowknife.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

There are no details available for sample security for pre-1990 exploration programs conducted on the property. Cannuli (1988, 1990), Skopik (1990) and Greip (1996) documented sample preparation and analytical procedures and/or provide assay certificates within reports. For all other programs, details are sketchy and/or incomplete; however, analytical procedures can be determined from some of the photocopies of laboratories certificates.

Rock samples from the 2005 site visit by H. Mumin were transported to camp using a helicopter chartered by Alberta Star. At the camp, samples were sealed in labeled rice bags and were sent to Yellowknife via charter airplane. An agent of the expeditor, Matrix Helicopter Solutions, met the plane and delivered the samples to the ACME Analytical Labs preparation facility in Yellowknife. Rock samples from the June 2006 site visit were also transported to camp using a helicopter chartered by Alberta Star. At the camp, samples were placed into metal pails and stored in a designated area. Sample pails traveled to Yellowknife with the author and were delivered sealed, to Matrix Solutions Inc., for delivery to the ACME Analytical Labs preparation facility in Yellowknife.  Rock samples were prepared and analyzed using the below procedures; pulps were prepared in Yellowknife and were forwarded by ACME to their full service lab facility in Vancouver, BC.

Sample descriptions and copies of analytical certificates the 2005 property visit by H. Mumin are presented in Appendices 2a and 2b. Sample descriptions and copies of analytical certificates the 2006 property visit by J. Fingler are presented in Appendices 3a and 3b. No comprehensive QA-QC programs were implemented as a part of the 2005/2006 property visits. Acme Analytical Labs is an ISO 9002 registered facility which internally monitors analytical precision and accuracy through the regular insertion of standards and duplicates into the sample stream.

Drill core samples from the current program are split or cut by designated personnel under the supervision of J. Camier. Similar to rock samples, drill core samples samples are sealed in labeled rice bags and are sent to Yellowknife via charter airplane. An agent of the expeditor, Matrix Exploration Logistics, meets the plane and delivers the samples to the ACME Analytical Labs preparation facility in Yellowknife.

For the 2006 exploration program, the ACME was instructed to return pulps to the company and retain rejects for 3 months.

92
Table 6: Sample Preparation and Analytical Methods
Year		Company	Analytical Lab	Sample Preparation		Sample Analysis
2006		Alberta Star	Acme Analytical	As for 2005		As for 2005. Select samples also
		Development Corp.	Labs, Vancouver			subjected to additional whole rock,
trace element and REE analyses.
2006		J. Fingler	Acme Analytical	As for 2005		As for below, with gold included in
		June Site Visit	Labs, Vancouver			ICP package.
2005		Alberta Star	Acme Analytical	Rocks-Crush 1 kg of		41 element scan with ICP-MS or
		Development Corp.	Labs	sample to 70% passing 10		ICP-ES finish. Gold by fire assay and
			Vancouver, BC	mesh, then split 250g and	AA finish.	Digestion used included:
				pulverize to 95% passing	4-acid	(HClO4 -HNO 3 -HCl-HF)
				-150 mesh		digestion, lithium borate fusion andl
eaching with aqua regia solution
(HCl-HNO3 -H2 0). All analyses for
Cu, Ag, Au, U, Co, Ni, Bi, Pb, and
Zn exceeding upper limits for
geochemistry were re-assayed for
final correct value using an aqua
regia digestion and ICP-ES finish.
2001		Tyhee Development	Acme Analytical	Similar to above ?		32 element scan with ICP finish.
		Corp. (Webb, 2001)	Labs			Gold by fire assay and AA finish.
Vancouver, BC
1996		TLA Partnership	Acme Analytical	Similar to above ?		32 element scan with ICP finish.
		(Greip, 2006)	Labs			Gold by fire assay and AA finish.
Vancouver, BC
1996		I.D.McCartney	Acme Analytical	Similar to above ?		32 element scan with ICP finish.
		1996 site vist	Labs			Gold by fire assay and AA finish.
Vancouver, BC
1990		CEGB	Eco-Tech Labs	Soil-dried and sieved		30 element scan with AA or ICP
		(Skopik, 1990)	Kamloops, BC	through -80 mesh		finish. Digestions of hot aqua regia,
				Rock-crushed and riffled		lithium borate fusion, sodium
				to pulp; pulverized to -		peroxide fusion, ammonium iodide
				140 mesh		fusion, potassium bisulphate fusion.
Uranium by hot HCl digestion and
fluorometric finish. Gold by fire
assay and AA finish.
1988		CEGB	Barringer Labs	Soil-dried and sieved		Soils-for Au, Cu, Ag only
		(Cannuli, 1988)	Yellowknife, NT	through -80 mesh		Rocks-for Au, Cu, Ag only
				Rock-crushed and riffled		Gold and silver by fire assay, aqua
				to pulp; 500g pulverized		regia digestiong with AAS finish. Cu,
				to -100 mesh.		Ag, Ni, Co by nitric-perchloric
digestion and AA finish.
1969-		Echo Bay Mines	Onsite-Ag,Cu	Not available		Silver +/- copper by fire assay from
1981						on site laboratory.
Pre		Eldorado	Onsite ?	Not available
1960	’s

13.0 DATA VERIFICATION

The author acquired and reviewed relevant assessment reports pertaining to exploration conducted on the property, from the NORMIN website. As well, literature searches were completed for relevant information from government and academic sources.  The relevant reports and articles were reviewed at the GSC Library in Vancouver, BC and the NWT Geoscience Office in Yellowknife. Consulting geologist P. Read acquired additional Echo Bay and Eldorado Mine area data from Yellowknife, as well as from G. Woollett. This data was reviewed by the author; however, detailed mine plans need to be compiled for a more thorough assessment of Echo Bay and Eldorado deposits.

Original references for earlier historic information relating to the Eldorado and Echo Mine areas were, in several cases, unavailable for review. Subsequent workers reported information that had been obtained from either their own, or third party reviews of private company files.  Such information could not be verified by the author.

A GIS compilation (UTM83z11 datum) of the area geology, based on the work of N. Reardon and Hildebrand was completed by F. Shirvani of Terracad Inc. The author added some cursory compilation of selected historic data, to better locate reported mineral occurrences in the field. Compilation and verification of historic data is on-going, by Terracad.

The author visited the property on June 7-10th ,2006 and again from August 8-9th,2006. Several occurrences were reviewed during the June visit and progress of the 2006 exploration program was reviewed during the August visit. H. Mumin, on behalf of Alberta Star, first visited selected areas on the current Port Radium-Echo Bay Property during his recent reconnaissance conducted from June 24-27th, ,2005.

14.0 ADJACENT PROPERTIES

The Port Radium-Echo Bay Property is located in the prolific uranium-silver producing district of the northern Great Bear Magmatic Zone.  It is located approximately 8 kilometres southeast of the former producing Eldorado (uranium) and Echo Bay (silver-copper) Mines. It is also located 5 kilometres to the east of the former producing El Bonanza and Bonanza (silver) Mines.

The property is currently surrounded by claim holdings of both Alberta Star and other companies. It is flanked to the southeast, by the Contact Lake property of Alberta Star. The oldest property in the area is a group of 16 mineral claims held by Echo Bay Mines Ltd. (now Kinross). These mining leases and mineral claims were in place since 1939 and 1934, respectively. These holdings consist of a large contiguous block around the tip of Labine Bay at Port Radium and a single claim to the northwest of Crossfault Lake. The single claim is surrounded by those of the Port Radium-Echo Bay property. Another large internal claim held by Cooper Minerals is located to the east of Glacier Lake.

Renewed interest in the area since 2005 had resulted in numerous claims being staked around and beyond the property. Companies currently holding an interest (or option to acquire an interest) in claims of the district include: Cooper Minerals, Solitaire Minerals, and Great Bear Resources PLC.

15.0 MINERAL PROCESSING and METALLURGICAL TESTING

Alberta Star Development Corporation has not conducted mineral processing and metallurgical testing of ores from the Port Radium-Echo Bay Property. Milling of ores was completed at the Eldorado site, for the duration of production from both the Eldorado and Echo Bay mines. Concentrates were shipped offsite. A summary of the historic production is provided below.

Pitchblende was found in locally high concentrations of up to over 60% U3O8 within ore shoots of quartz bearing vein structures (D. Campbell, 1955). It is reportedly megascopically visible and grades of U3O8 drop to trace levels where not visible. D. Campbell (1955) reported that marginal ore was rare, even though the vein persisted beyond the pitchblende zone with other vein components.  The 2005 CDUT report indicated that the average grade of uranium ore mined over the mine life was estimated at 0.69% U3O8, based on one pound of U3O8 for every 143 pounds of mill feed. The highest grades of ore were reportedly mined during the 1930’s, and mined grades decreased steadily until mine closure in 1960.

The ore grades of the various mine products were summarized as (CDUT report, 2005):

•

Hand cobbed high grade ore up to 83% U3O8 and generally ranging between 20-45% U3O8

•

Gravity concentrate produced from the mill ranged in grade between 15-48% U3O8

•

Chemical concentrate prepared by leaching ore with sulphuric acid and then precipitated with aluminum, resulting in an approximate grade of 45% U3O8

•

Yellowcake (sodium diuranate) produced during the last three years of operation contained approximately 80-85% U3O8

The Eldorado Mine was the first modern mining operation of the Northwest Territories, with production starting in December 1933. The mine initially produced radium and uranium and later silver. In 1944, the mine became part of a crown corporation. Over the period from 1933-1950, milling rates increased progressively from 50 to 170 tons per day and in 1950, a 300 ton/day day mill was installed. Woolett (September, 1980) reported that the Eldorado mine was closed in September 1960, due to exhaustion of uranium ore reserves.

Historic production was initiated in 1976 and operated by Echo Bay until 1982, with most production reported from re-processing of the tailings from uranium mining operations of both the Eldorado and Contact Lake Mines, as well as from the Eldorado Mine. The mine remained into operation until 1981, when it was phased out due to declining average silver grade and depressed silver prices. By 1982, the Eldorado mine was decommissioned and several claim/lease holdings later lapsed and reverted to the crown.

Total tailings production has been estimated to be approximately 910,000 tons of uranium oxide (U3O8) at an average head grade of 0.75% U3O8 and approximately 800,000 tons of silver tailings (based on milling rates of 140 tons/day over 18 years from 1964-1982). An estimated 170,000 tons of uranium tailings were placed in surface depressions and in the Silver Point area and the remaining 740,000 tons were placed mostly in the Cobalt Channel area of Great Bear Lake. Historic records indicate silver tailings were deposited into McDonough Lake (CDUT Final Report, 2005).

When Echo Bay Mines Ltd. entered into an agreement with Ulster Petroleums Ltd. in 1975, 381 tons of stockpiled ore and 2,085 tons of tailings were removed from the Contact Lake Mine area for processing. By 1977, 1,089 tons of tailings and surface stockpiles had been milled at Echo Bay grading 1.03 to 1.71 kg/t silver (30 to 50 oz/ton). This material was depleted in 1977 and no work was done in 1978. Echo Bay milled ore from a stockpile that contained 1089 t. They also purchased the tailings pile.

The stockpile was reportedly mostly depleted in 1977 (Brophy et al., 1983-NWT Mineral Industry Report 1979 EGS-1983-9). In 1979, the workings were re-opened and an additional 4,900 tons was mined from the adit level. Approximately 7750 kg of silver were recovered for an average grade of 1.72 kg Ag/t (50 oz/ton), or approximately 245,000 ozs of silver. (Brophy et al., 1983-NWT Mineral Industry Report 1979 EGS-1983-9).

16.0 MINERAL RESOURCE ESTIMATION

Alberta Star has not completed a NI43-101 mineral resource/reserve estimation for the Port Radium-Echo Bay property. The current information available is insufficient and is not of NI43-101 standards, to permit a compliant resource calculation to be attempted.

During mine operations, quarterly reserve reports were prepared by consultants Trigg and Woollett, for Echo Bay Mines. This reporting is historical in nature and is not considered to be 43-101 compliant; it should NOT be relied upon. The reports do not detail economic factors affecting the operations at the time. Nevertheless, they are useful for an understanding of the mine production strategy near the end of operations.

In 1974, Echo Bay Mines Ltd. entered into an agreement with Eldorado Mining and Smelting, to exploit silver ore from the Eldorado Mine. The Eldorado mine was de-watered in 1975 and potential silver ore reserves were calculated by Woollett (September 1975). Based on existing Eldorado information, historic silver ore reserves at the time totalling 13,450 tons averaging 62 oz/ton Ag were reported on mostly the D (Silver Point) Vein and a lesser amount on the No. 5 Vein. Most of the historical reserves on the D vein were based on drill results on the 250, 500 and 650 levels. Prospective areas for Ag-Cu ore were also identified on the No. 1, 5, 8, D and B veins and the Bear Bay shear, where 21 Eldorado drill log descriptions indicated the presence of silver minerals.  No silver assays were completed for these drillholes. A prospective lens of massive chalcopyrite, pyrite and magnetite was also identified on the No. 7 Vein, above the 250 level.

In his September 1975 report, Woolett indicated that the Echo Bay Mine had been “thoroughly explored and little potential exists for the discovery of additional ore”.  Limited remaining silver and copper historical reserves were reported in several veins on the three adit levels, totalling 14,100 tons averaging 32 oz/t Ag and 1.77 % Cu. In addition, it was estimated that 6,400 tons of tailings averaging 15 oz/t Ag and 0.59% copper could be recovered from tailings disposal areas. It is uncertain if some of these remaining historical reserves were exploited during the final months of production at the Echo Bay Mine.

Also in his September 1975 report, Woolett suggested that there remained good potential to discover additional Ag-Cu ore on the Eldorado No. 1,5,8, D and B veins and the Bear Bay shear. As well, he suggested that the extent of silver on the D and No. 5 Veins had not been fully delineated. At the Eldorado Mine, subsequent silver production came mostly from the D vein, with lesser amounts from the No. 1,2,5,8 and B veins, and the Bear Bay Shear.

In his December 1980 report of ore reserves for the Eldorado Mine, Woollett indicated that insitu ore remained on the No. 8 and No. 5 veins, lesser amounts on the No. 1,2 and D veins and the Bear Bay shear. The historical reserves at that time included 7,850 tons of proven and probable ore averaging 31 oz/ton Ag, 6,500 tons of possible ore averaging 37 oz/ton Ag and 19,450 tons of broken ore averaging 30 oz/ton Ag (253,925 oz Ag). It is uncertain if these remaining historical reserves were exploited during the final months of production at the Echo Bay Mine.

17.0 INTERPRETATION AND CONCLUSIONS

At the Port Radium-Echo Bay property, the geological setting, as well as the types and styles of alteration/mneralization, bear many similarities to IOCG deposits worldwide. Specific settings and types of mineralization may vary between IOCG type deposits due to differences in local fluid flow conditions, source rocks, and presence and degree of fluid mixing; however, there are several fundamental characteristics that remain the same:

•

Early to Mid Proterozoic setting

•

Continental arc volcanism forming calc-alkaline stratovolcanos

•

Near volcanic-sedimentary-plutonic unconformities

•

Zoned alteration related to syn-volcanic epizonal plutons (A type)

•

Corridor of major trancurrent and extension structures and lineaments

•

Evidence of widespread hydrothermal fluid flow

•

Diverse fluid flow conditions demonstrated by range of alteration forms as disseminations, veins to breccias.

•

Widespread zoned Alkali metasomatism, from higher T sodic to lower T potassic

•

Widespread Fe metasomatism-as magnetite and hematite (both earthy and specularite)

•

Some deposits display Kiruna and, Missouri style magnetite-apatite-actinolite alteration

These combined elements have the potential to form giant IOCG deposits such as Olympic Dam, where geological and chemical conditions combined to generate optimal fluid channeling within diverse traps. This 1.59 Ga deposit consists of hematite-rich diatreme breccias in granite and felsic volcanics and has a reported resource of (Reeve et al., 1990): 2 billion tons of 1.6% Cu, 0.6 g/t Au, 3.5 g/t Ag, 0.6 kg/t U3O8.

The geological features observed in the area of the Port Radium-Echo Bay property suggest that the region has been subjected to a protracted event of episodic mineralization temporally related to caldera development, GBMZ magmatism and/or dyke emplacement. Field relationships indicate that widespread polymetallic IOCG and gold mineralization is spatially, and possibly temporally, associated with synvolcanic intrusives of the Mystery Island Intrusive Suite, as well as later batholiths of the Great Bear Magmatic Zone.

IOCG-type mineralization in the region has been recognized within different stratigraphic levels of the supracrustal successions of the McTavish Supergroup. At the Nico and Sue-Dianne deposits of the southern GBMZ, polymetallic retrograde mineralization and alteration are related to local magmatic-hydrothermal systems which have affected the rocks of the higher level Faber and Sloan Groups. In the Port Radium-Echo Bay area of the northern GBMZ, IOCG-type mineralization is hosted by rocks of the Labine Group. In each area, evidence linking observed features to magmatic-hydrothermal systems has been identified. If the mineralizing events are related to local volcanism and caldera collapse, this would suggest that multiple IOCG-type mineralizing events may have occurred episodically throughout the belt, over a 30 Ma time span.

Recent work by Webb (1999, 2001) and Mumin (2005) has confirmed the presence of IOCG type mineralization at the K2 zone, on the Contact Lake property.  This mineralization is associated with a magnetite-hematite transition, and the involvement and/or interaction of two types of mineralizing fluids may have occurred.  The association of sulphides with tourmaline suggests that the mineralizing fluids could have been, in part, related to a magmatic-hydrothermal episode and late stage fractionation of a source magma. In the Port Radium-Echo Bay area, early synvolcanic intrusives such as the Cobalt Porphyry and Mystery Island Intrusive Suite, and/or later batholiths of the GBMZ may have played a role in the local alteration and mineralization events.

Historic exploration was focussed on narrow structure hosted mineralization of specific commodities (uranium, silver), as prices fluctuated the 1930’s to present. Uranium and silver-copper mineralization was mined from narrow structures at the Eldorado and Echo Bay mines, according to specific grade cut-off values.  Mineralization was focused along NE and EW trending brittle structures, which cut the supracrustal sequence, as well as late batholiths of the GBMZ (Eldorado Mine), and a diabase dyke within the batholith (Thompson showing-Contact Lake property). These associations suggest the mineralization of narrow structures occurred after, or during the late stage of crystallization of the batholiths. In both the Eldorado and Hook Lake areas, aplite dykes emanating off the batholiths cut the early alteration patterns, and there is also evidence of later stage iron metasomatism as magnetite-actinolite veining.

The principal uranium vein-hosted occurrences within and around the Port Radium-Echo Bay property are distributed near the margins of the GBMZ batholiths, within brittle structures. Diabase dykes of several ages occur in the vicinty of the occurrences, as well. Spatial relationships suggest that intrusive phases of the batholiths may have played a role in the mineralizing process as a metal, heat and/or fluid source. The association of cobalt-nickel sulphides with many of the occurrences suggests that these metals could have been leached from the dykes and/or sourced from related mafic magmatic phases at depth. As the dykes are volumetrically a small part of the succession, it is unlikely that they could have been a major heat or fluid source to the mineralizing systems. At the Eldorado and Echo Bay Mines, uranium and polymetallic mineralization within the structures, is preferentially localized within sedimentary and volcaniclastic units of the host succession. It has been suggested that the primary control on the occurence of the mineralization is structure, with the different rock types providing secondary rheological control. Sulphide and pitchblende lenses were localized at dilational sites developed where the structures transected units of varying competency.

On the Port Radium-Echo Bay property, both the volcanic-caldera related and batholith related (?) styles of mineralization have the potential to contribute to the discovery of the major polymetallic+/- uranium deposit. The timing of mineralizing events and the types of fluids involved are subject to debate and warrant further investigation. The early stage IOCG style and the later vein type mineralization may have occurred as a long protracted event which spanned a period of regional folding and pre- to syn-folding plutonism.  It is also possible that mineralization occurred as discrete temporal events.  Both scenarios have been documented at known IOCG deposits. Broader zones of IOCG disseminated, replacement and fracture mineralization may have been developed during the stages of vein mineralization, are may have been overlooked in the pursuit of narrow vein hosted mineralization.

It is also only recently that brief exploration programs discovered mineralization over broad areas within the metasomatic alteration zones. As well, recent sampling has confirmed that widespread and significant gold values are associated with both vein and disseminated style mineralization. The overall distribution and diversity of mineral occurrences in the area of the Port Radium-Echo Bay property suggests that mineralizing hydrothermal systems were active over a large area. The area is unique in that the potential of the property to host a significant polymetallic deposit is augmented by the documented occurrences of high grade uranium and silver-copper vein mineralization of the Eldorado-Echo Bay type, in close proximity with broader mineralized prospects of the IOCG type. With forecasts for increasing metal demand, such polymetallic deposits are favorable targets, for their high unit value and common high tonnages.

The combined potential of IOCG and vein type targets can be assessed by identifying and evaluating favourable channels and traps for fluid flow within the stratigraphy. The architecture of the structural and alteration systems needs to documented and evaluated together on a property scale, from both geological and geophysical evidence. Prior work on the property has been completed at mostly large scales and/or has not considered these elements collectively.  Success in the exploration of such complex IOCG settings requires an intergrated approach, which assesses geological, geochemical, structural and geophysical parameters, to fully evaluate the potential of the property. Target areas recommended for investigation in 2006 are shown in Figure 16 below.

LEGEND:
EARLY - MID PROTEROZOIC
Diabase Dykes & sheets
EARLY PROTEROZOIC
GREAT BEAR BATHOLITH
Monzogranite - granodiorite - syenogranite
G3a G3ga G3gk
Diorite Plug - Sparkplug Lake area
Gm - Monzonite Dykes
MYSTERY ISLAND INTRUSIVE SUITE
MIIS Alteration: Pyrite +/- silica zone (gossans)
MIIS Alteration: Magnetite-Actinolite-Apatite Zone
MIIS Alteration: Albite Zone
G1m - Diorite-Qtz monzonite-Qtz syenite-Granodiorite
LABINE GROUP
CAMERON BAY FORMATION
Lc - Cameron Bay Formation: Sediments
Lst - Stevens Tuff: Ash flow sheet
Lmt - Mackenzie Tuff: Composite ash flow sheet
Lrf1 - Lindsley Tuff: Ash flow sheet
Lt: Undefined tuff
ECHO BAY FORMATION
Les - Surprise Lake Member: Andesitic flows, breccia
Lec - Cobalt Porphyry Member: Hbl - felds porphyry
Lem - Mile Lake Member: Andesitic tuff, flows
PORT RADIUM FORMATION
Lp - Port Radium Formation: Sediments
Fault
Syncline
Past Producing Mine
Areas of Interest
Mineral Occurences
Ag-Cu+/-Ni, Co, Pb, Zn
Ag-Cu-Au-Co-Pb-Zn
Au-Cu
Au-Cu-Ag
Cu
Cu-Ag
Cu-Au +/- Ag +/- Co
Cu-Co
U-Ag-Cu+/-Ni, Co, Pb, Zn
U-Cu +/- Au
U-Cu +/- Au, Co, Ni
All others
455000 mE
460000 mE
465000 mE
7330000 mN
SPARKPLUG LAKE
LINDSLEY BAY
HOOK ISLAND
GLACIER LAKE
CROSS FAULT
ECHO BAY
ELDORADO
COBALT ISLAND
MYSTERY ISLAND
Cleaver Fault
Cameron / Reid Fault
CAMERON BAY
GOSSAN ISLAND
ECHO BAY
South East Arm
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
0 750 1,500
metres
ALBERTA STAR DEVELOPMENT CORP.
Port Radium - Echo Bay Property
2006 AREAS OF INTEREST
Port Radium - NWT
FIGURE : 16

18.0 RECOMMENDATIONS

An aggressive exploration program of two phases is recommended, at a total budget of approximately CDN $ 4,000,000. In order to take advantage of the optimal exploration season in the area, Phase 1 will be underway at the time of the site visit.

Phase 1 ($ 2,000,000) consists of target generation and refinement activities, including geological mapping, sampling and both airborne and ground geophysical surveys.

Administrative

•

Permitting and community relations should be on-going to establish an effective and communicative relationship with both the regulatory agencies and the communities of the area.

•

A comprehenisive safety and environmental operating plan should be established by the company, to provide a consistent code of contact for all Alberta Star personnel, contractors, and consultants.

•

Support research by government and educational institutions, either financially or in-kind, with field support.

Compilation

•

Acquisition and compilation of mine data for both the Eldorado and Echo Bay Mines. As a minimum, the position of mine workings should be known before any drilling is considered in these areas. Extensive historic data for the Echo Bay Mines is public files at the DIAND warehouse in Yellowknife; however, little historic data for the Eldorado Mine is in the public record. It is recommended that CAMECO and KINROSS be contracted for potential data acquisition arrangements.

•

Complete an assessment of the structural architecture of the Eldorado and Echo Bay Vein systems and the distribution of mineralization and grade, to determine the potential for additional narrow high grade mineralized zones, as well as any indications of widespread IOCG style mineralization.

•

Contact lead coordinators for the Canada-Deline Uranium Table to request access to historical information and recent research in hardcopy and/or digital data. Request any information regarding recent evaluations of the various tailings storage areas.

•

Generate a photomosaic base from existing airphotos. Topographic and claim post tie-ins can help to approximate the position of the base into a GIS. This base will be very useful in advance acquisition of images from the more detailed survey proposed.

Field

- The locations of boundary claim and line posts should be prioritized in advance of legal surveying. This will ensure that both targeting and field activities are focused on holdings of ASX only.

- Legal surveying of the GLAC 1, GLAC 2, ECHO and WATT claims. Applications need to be filed to take these claims to lease.

- Fly color 1:15,000 airphotos over the area; complete orthophotos and full digital mapping of topography. Surveyors will need to position various airphoto targets in advance.

- Fly an airborne magnetic and radiometric survey over the property area, at 50-100 metre line spacings. It is recommended that an independent geophysicist be contracted by Alberta to be on-site during the survey, to conduct QA-QC on the survey procedures and to acquire all essential preliminary data. Preliminary on-site processing should be conducted, to allow immediate use of the data by geological personnel during the 2006 program.

- Review the Echo Bay and Eldorado areas, acquiring numerous GPS tie-ins for existing detailed historical mapping previously completed in the area. Then use georeferenced historical maps as geological bases, together with photomosaics, on to which alteration and mineralization can be mapped during this program. Mapping should be completed and presented at an appropriate scale.

- Review additional target areas, acquiring numerous GPS tie-ins for existing detailed historical mapping previously completed in the area. Conduct prospecting and mapping, using airborne survey data as an additional targeting tool. Establish grids as required, but tie-in completely using a GPS unit.

- Conduct comprehensive grab, channel and chip sampling in prospective areas, to provide complete information on the distribution of mineralization and grade. Previous programs conducted mostly selective grab sampling of mineralized veins and discrete structures. Ensure that industry standard sampling, QA-QC procedures, data recording methods and appropriate security is implemented for both mapping areas and drilling. It is recommended that pulps be returned to the company and that rejects also be stored indefinitely, to retain material for custom standards (if feasible).

- Establish local geophysical grids for IP, magnetics and ground radiometrics of selected targets. It is imperative that grid points be tied-in accurately using a GPS.

Phase 2 ($ 2,000,000) consists of 5000 metres of helicopter supported diamond drilling and is contingent of the results of Phase 1. Based on initial results, this program could be expanded, for additional drilling in 2006 and/or the spring of 2007. Routine magnetic susceptibility and scintillometer surveying of drill core is recommended. Downhole EM surveying should also be considered for drillholes targeting high grade vein hosted uranium+/-sulphide mineralization.

Respectfully Submitted,

10th August, 2006

Janice L. Fingler, P.Geo., M.Sc.

						101
Table 7a: Port Radium-Echo Bay Project
	2006 Budget Proposal-Phase 1
WAGES	NO. #	Unit	# Units	RATE	SUBTOTAL	TOTAL
Project Manager-Pre/Post Program	1	$ /day	100	$600	$60,000
Project Manager-Field/Travel	1	$ /day	80	$600	$48,000
Senior Geologist-Pre/Post Program	2	$ /day	30	$500	$30,000
Senior Geologist-Field	2	$ /day	80	$400	$64,000
Junior Geologists/Technicians	2	$ /day	80	$250	$40,000
Labourers, Cook Helper, Camp Helper	3	$ /day	80	$250	$60,000
Cook/First Aid Attendant	1	$ /day	80	$500	$40,000
Geophysical Consultant	1	$ /day	20	$800	$16,000	$358,000
CONTRACTS	NO. #	Unit	# Units	RATE
Aircraft Charters-Mob to Plummers Main	1	flights	4	$9,500	$38,000
Aircraft Charters-Plummers Main to camp	1	flights	16	$1,600	$25,600
Aircraft Charters-Camp Support	1	flights	15	$5,400	$81,000
Aircraft Charters-Fuel Flights	1	flights	4	$11,000	$44,000
Camp Set Up/Pack Up	4	mandays	14	$400	$22,400	$211,000
Helicopter-Project Activities	1	hours	75	$1,300	$97,500
Helicopter Fuel-Jet B Airborne Survey	1	drums	40	$400	$16,000
Helicopter Fuel-Jet B Project Activities	1	drums	50	$400	$20,000	$133,500
Airborne Survey-Magnetics, Radiometrics					$145,000
GPS Rental	1		120	$100	$12,000
Scintillometer Rental	1	days	120	$50	$6,000
Linecutting/Grid Establishment-60km	2	days	30	$300	$18,000
Grd Magnetometer/Scintillometer Survey	1	km	60	$200	$12,000
Grd MAX-MIN field checks	1	km	5	$700	$3,500
IP Surveying	1	km	20	$2,500	$50,000
Grd Geophysical Crew Mob/Demob					$7,500
Grd Geophysics Processing/Report/Maps					$7,500	$261,500
Surveying-Mineral Claims to Lease					$70,000
Surveying-Airphoto Targets and other					$20,000
Photomosaic Generated					$15,000
Airphoto Acquisition, Mapping, Survey Targets					$80,000	$185,000
ANALYTICAL	NO. #	Unit	# Units	RATE
Rock samples-Geochemistry	1	samples	1000	$25	$25,000
Rock samples-Assays, whole rock	1	samples	60	$25	$1,500
Petrography	1	samples	15	$150	$2,250
Microprobe	1	days	15	$400	$6,000	$34,750
PROJECT SUPPORT and SUPPLIES	NO. #	Unit	# Units	RATE
Travel Airfare, Hotels, Meals	32	flights	1	$1,800	$57,600
Camp Rental-Glacier Lake	1	mandays	800	$75	$60,000
Room and Board-Glacier Camp: Geology Crew	11	mandays	80	$75	$66,000
Room and Board-Glacier Camp: Contractor Crew	11	mandays	80	$75	$66,000
Field durables					$15,000
Field expendibles					$20,000
Fuel-P50/Oil for generators	1	drums	40	$300	$12,000
Fuel-Gas	1	drums	16	$250	$4,000
Fuel-Propane	1	cylinder	16	$200	$3,200
Rentals-First Aid Equipment, Spill Kit	1	days	80	$50	$4,000
Rentals-Boat	1	days	80	$55	$4,400
Rentals-ATV	3		80	$75	$18,000
Rentals-Generator, incinerator, tools, pumps, saws	1	days	80	$500	$40,000
Freight-Land					$7,000
Expediting Services					$45,000
Communications-Sat phone, Radio Rentals					$6,000	$428,200
COMPILATION and REPORTING	NO. #	Unit	# Units	RATE
Data Compilation and Acquisition					$50,000
Drafting					$35,000
Printing, Copying, Reference Material					$10,000
Courier Charges					$1,000	$96,000
PERMITS/CLAIMS MANAGEMENT
Land Use Permits, Consultations					$25,000
Claims to Lease	1	acres	4452	$1	$5,990
Assessment Filing	1	acres	9968	$0.1	$599	$31,589
				Subtotal		$1,739,539
				Contingency 15%		$260,931
				TOTAL PHASE 1 :		$2,000,470

						102
Table 7b: Port Radium-Echo Bay Project
	2006 Budget Proposal-Phase 2
Project Geologist-Pre/Post Program	1	$ /day	70	$600	$42,000
Project Geologist-Field/Travel	1	$ /day	50	$600	$30,000
Senior Geologist-Pre/Post Program	2	$ /day	50	$500	$50,000
Senior Geologist-Field	2	$ /day	50	$500	$50,000
Junior Geologist/Technician	1	$ /day	25	$250	$6,250
Labourers, Cooks Helper, Camp Helper	2	$ /day	50	$250	$25,000
Cook/First Aid Attendant	1	$ /day	50	$500	$25,000
Geophysical Consultant	1	$ /day	10	$800	$8,000	$236,250
CONTRACTS	NO. #	Unit	# Units	RATE
Aircraft Charters-Mob to Plummers Main	1	flights	2	$9,500	$19,000
Aircraft Charters-Plummers Main to camp	1	flights	12	$1,600	$19,200
Aircraft Charters-Camp Support	1	flights	8	$5,400	$43,200
Aircraft Charters-Fuel Flights	1	flights	8	$11,000	$88,000
Camp Set Up/Pack Up	4	mandays	6	$400	$9,600	$179,000
Helicopter-Project Activities	1	hours	180	$1,200	$216,000
Helicopter Fuel-Jet B Project Activities	1	drums	130	$400	$52,000	$268,000
Drill Crew Mob/Demob to Yellowknife					$15,000
Drill and Crew Mob/Demob to camp					$60,000
Diamond Drilling-Operating Costs	1	metres	5000	$100	$500,000
Diamond Drilling-NonOperating Costs	1	hours	500	$150	$75,000
Diamond Drilling -Fuel P50	1	drums	70	$250	$17,500
Diamond Drilling-Consumables-steel					$20,000
Diamond Drilling-Consumables-salt	1	50 lb bag	40	$20	$10,000
Diamond Drilling-Consumables-coreboxes	1	NQ corebox	1800	$15	$27,000	$724,500
ANALYTICAL	NO. #	Unit	# Units	RATE
Rock samples-Geochemistry, includes QA-QC	1	samples	2000	$25	$50,000
Rock samples-Assays, whole rock	1	samples	200	$25	$5,000
Petrography	1	samples	15	$150	$2,250	$57,250
PROJECT SUPPORT and SUPPLIES	NO. #	Unit	# Units	RATE
Travel Airfare, Hotels, Meals	4	flights	1	$1,800	$7,200
Fishing Lodge (Plummer's Branson)	1	days	50	$725	$36,250
Room and Board-Glacier Camp	10	mandays	50	$65	$32,500
Camp/Waterline Winterizing					$10,000
Field durables					$8,000
Field expendibles (include rock saw blades)					$8,000
Fuel Berm-Construction and Materials					$4,000
Fuel-P50/Oil for generators, stoves	1	drums	40	$300	$12,000
Fuel-Gas	1	drums	10	$250	$2,500
Fuel-Propane	1	cylinder	8	$200	$1,600
Rentals-First Aid Equipment, Spill Kits	1	days	50	$75	$3,750
Rentals-Generator, incinerator, tools	1	days	50	$500	$25,000
Magnetic Susceptibility Meter/Scintillometer Rental	1	days	50	$75	$3,750
Rock Saw Rental	1	month	2	$1,500	$3,000
Snowmobile or ATV Rentasl	2	days	50	$85	$8,500
Freight-Land					$5,000
Expediting Services					$40,000
Communications, Radio Rentals					$5,000	$216,050
COMPILATION and REPORTING	NO. #	Unit	# Units	RATE
Data Compilation					$10,000
Drafting					$20,000
Printing, Copying, Reference Material					$2,000
Courier Charges					$1,500	$33,500
PERMITS/CLAIMS MANAGEMENT
Land Use Permits, Consultations					$25,000	$25,000
				Subtotal		$1,739,550
				Contingency 15%		$260,933
				TOTAL PHASE 2 :		$2,000,483

17.0 REFERENCES

Ahuja, S.P., 1971: Surface Diamond Drilling-1971, Echo Bay 1 and Ray 7 Mineral Claims, Port Radium, Northwest Territories. Internal company report for Echo Bay Mines Ltd.

Ahuja, S.P., 1972: Exploration-1971, Suki Claim Group, Great Bear Lake, MacKenzie Mining District, NWT. Port Radium, Northwest Territories. Internal company report.

Badham, J.P.N., Robinson, B.W., and Morton, R.D,, 1972: The geology and genesis of the Great Bear Lake silver deposits; 24th International Geological Congress, Montreal 1972, Section 4, p.541-548.

Barton, Mark D. and Johnson, D.A., 2000: Alternative Brine Sources for Fe-Oxide (-Cu-Au) Systems: Implications for Hydrothermal Alteration and Metals; in Porter, T.M. (Ed.), Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1; PGC Publishing, Adelaide, pp43-60.

Bateman, J.D., 1944: The Uranium Investigation of 1944 Eldorado Mine Area, NWT; Internal report for the Geological Survey of Canada.

Bateman, J.D., 1959: Dominion Explorers Ltd. Report on the Port Radium Property; Internal company report for Dominion Explorers.

Beckett, R.J., 1977: Exploration-1977, FT Mineral Claims, Mackenzie Mining District, NWT. Internal company report for Echo Bay Mines Ltd.

Bowring, S.A. and van Schmus, W.R., 1982: Age and duration of igneous events, Wopmay orogen, Northwest Territories, Canada: Geol. Society Am., Abstracts with Programs, v. 14, p. 449

Brownlee, A. and Woollett, G.N., 1973: Surface Diamond Drilling and Geological Examinations-1972, Ray 6, Echo Bay 1, Echo Bay 2, Echo Bay 3, Echo Bay 5, Echo Bay 10 Mineral Claims, Port Radium, NWT.

Campbell, D.D., 1955: Geology of the pitchblende deposits of Port Radium, Great Bear Lake, NWT, Ph.D. thesis, California Institute of Technology, 323p.

Canada-Deline Uranium Table-Final Report, 2005: Concerning Health and Environmental Issues Related to the Port Radium Mine.

Cannuli, M., 1988: Geological, Geochemical and Geophysical Report, BUD 1-8 Claim Group; NWT Assessment Report 82907, filed by CEGB.

Changkakoti, A., Ghosh, D.K., Krstic, D., Gray, J. and Morton, R.D., 1986. Pb and Sr isotope compositions of hydrothermal minerals from the Great Bear Lake silver deposits, N.W.T., Canada: Economic Geol., v. 81, pp. 739-743.

Cherer, R.M. 1988. Petrology and geochemistry of three plutons of the Mystrey Island Intrusive Suite. District of Mackenzie, Northwest Territories; B.Sc. thesis, University of Toronto, Toronto.

Day, B., 1933. Resume of the Exploration and Mining Development Work carried out by Bear Exploration and Radium Limited in the Echo Bay, Great Bear Lake Mining Field during the year 1932.

Feniak, M., 1952: MacAlpine Channel, Great Bear Lake, Northwest Territories; Geological Survey of Canada, Map 1011A, map at 1:63360 scale (1 in = 1 mile).

Fingler, J., 2005: Technical report on the Contact Lake property, District of MacKenzie, Northwest Territories, Canada; 43-101 technical report for Alberta Star Development Corp.

Furnival, G.M., 1935: The large quartz veins of Great Bear Lake, Canada; Economic Geology, v. 30, p. 843-850.

Furnival, G.M., 1939: Geology of the area north of Contact Lake, N. W. T.; American Journal of Science, v. 237, p. 478-489.

Gandhi, S.S. 1988: Volcano-plutonic setting of U-Cu bearing magnetite veins of the FAB claims, southern Great Bear magmatic zone, Northwest Territories; in Current Research, Part C, Geological Survey of Canada, Paper 88-IC, p. 177-187.

Gandhi, S.S. and Bell, R. T., 1989: Magnetite deposits of the Great Bear magmatic zone, Canada; in abstracts with Programs, Geological Society of America, v. 21, no. 6, p. A33

Ghandi, S.S., 1994. Geological setting and genetic aspects of mineral occurrences in the southern Great Bear Magmatic zone, Northwest Territories: in Studies of Rare-Metal Deposits in the Northwest Territories, (ed.) W.D. Sinclair and D.G. Richardson, Geological Survey of Canada, Bulletin 475, pp. 63-96.

Goad, R.E., Mumin, A.H, Duke, N.A., Neale, K.L., Mulligan, D.L., and Camier, W.J., 2000: The NICO and Sue-Dianne Proterozoic, Iron Oxide-Hosted, Polymetalllic Deposits, Northwest Territories: Application of the Olympic Dam Model in Exploration in Exploration and Mining Geology, Vol. 9, No.2, pp. 123-140, 2000

Greip, J.L., 1996. Report on Geology and Prospecting, Tut Area, District of Mackenzie, Northwest Territories, Mineral Claims RAD, TUT1, TUT2. NWT Assessment Report 083964.

Greip, J.L., 1996. Report on Geology and Prospecting, Cobalt Area, District of Mackenzie, Northwest Territories, Mineral Claims COBALT 1,2,3,4 and 5. NWT Assessment Report 083962.

Greip, J.L., 1996. Report on Geology and Prospecting, Glacier Bay Area, District of Mackenzie, Northwest Territories, Mineral Claims GLAC 1, GLAC 2, ECHO, WATT. Assessment Report 083965.

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Griffith, J.W., 1967. The Uranium Industry-Its History, Technology and Prospects; Mineral Resources Division, Department of Energy, Mines and Resources, Ottawa, Mineral Report 12.

Haynes, Douglas W., 2000: Iron Oxide Copper (-Gold) Deposits: Their Position in the Ore Deposit Spectrum and Modes of Origin; in Porter, T.M. (Ed.), Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1; PGC Publishing, Adelaide, pp71-90.

Hildebrand, R.S.,1981: Early Proterozoic LaBine Group of the Wopmay Orogen: Remnant of a volcanic arc developed during oblique convergence; in Proterozoic Basins of Canada, ed. F.H.A. Campbell; Geological Survey of Canada, Paper 81-10, p. 133-156.

Hildebrand, R.S., 1982. Geology of the Echo Bay-MacAlpine Channel area, District of Mackenzie, Northwest Territories, Geological Survey Canada, ‘A’ Series Map 1546.

Hildebrand, R.S., 1984. Geology, Rainy Lake-White Eagle Falls, District of Mackenzie, Northwest Territories: Geological Survey of Canada, Map 1589A, scale 1:50,000.

Hildebrand, R.S., 1984. Geology of the Rainy Lake-White Eagle Falls area, District of Mackenzie: Early Proterozoic cauldrons, stratovolcanoes and subvolcanic plutons: Geological Survey of Canada, Paper 83-20, 42 p.

Hildebrand, R.S., 1986: Kiruna-type deposits:their relationship to intermediate subvolcanic plutons in the Great Bear magmatic zone, northwest Canada; Economic Geology, v. 81, p. 640-659.

Hildebrand, R.S., 1988: Ore deposits in the Great Bear magmatic zone, an early Proterozoic arc terrane in Wopmay orogen, northwestern Canadian Shield; International field conference on the tectonic setting of Proterozoic volcanism and associated ore deposits, Turku, Finland, abstract volume, August 1988, p. 12.

Hildebrand, R.S., Hoffman, P.F. and Bowring, 8.A., 1986: Tectono-magmatic evolution of the 1.9 -Ga Great Bear magmatic zone, Wopmay Orogen, northwestern Canada; Journal of Volca- nology and Geothermal Research, v. 32, p. 99-118.

Hoffman, P.F. 1980: Conjugate transcurrent faults in north-central Wopmay Orogen (early Proterozoic) and their dip-slip reactivation during post- orogenic extension, Hepburn Lake map-area (86J), District of Mackenzie; in Current Research, Part A, Geological Survey of Canada, Paper 80-IA, p. 183-185.

Hildebrand, R.S., Hoffman, P.F., and Bowring, S.A., 1987a: Tectono-magmatic evolution of the 1.9 Ga Great Bear Magmatic Zone, Wopmay Orogen, Northwestern Canada: Jour. Volcanology and Geothermal Research, v. 32, pp. 99-118.

Hildebrand, R.S., Bowring, S.A., Andrew, K.P.E., Gibbins, S.F., and Squires, G.C., 1987b. Geological investigations in Calder River map area, central Wopmay Orogen, District of Mackenzie: in Current research, Part A, Geological Survey of Canada, Paper 87-1A, pp. 699-711.

Hildebrand, R.S., and Bowring, S.A., 1988. Geology of parts of the Calder River map area, central Wopmay Orogen, District of Mackenzie: in Current Research, Part C, Geological Survey of Canada, Paper 88-1C, pp. 199-205.

Hildebrand, R.S., Bowring, S.A., and Housh, T., 1990. The medial zone of Wopmay Orogen, District of Mackenzie: in Current Research, Part C, Geological Survey of Canada, Paper 90-1C, pp. 167-176.

Hitzman, M.W., Oreskes, N. and Einaudi, M.T., 1992. Geological characteristics and tectonic setting of Proterozoic iron oxide (Cu-U-Au-REE) deposits: Precambrian Research, v. 58, pp. 241-287.

Hitzman, M.W., 2000: Iron-Oxide-Cu-Au Deposits: What, Where, When and Why; in Porter, T.M. (Ed.), Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1; PGC Publishing, Adelaide, pp9-25.

Hoffman, P.F. and McGlynn, J.C. 1977: Great Bear Batholith: volcano-plutonic depression; in Volcanic Regimes in Canada, ed. W.R.A. Baragar, L.C. Coleman andJ.M. Hall; Geological Association of Canada, Special Paper 16, p. 170-192.

Jory, L.T., 1964: Mineralogical and isotopic relations in the Port Radium pitch-blende deposit. Great Bear Lake, Canada; Ph.D. thesis, California Institute of Technology, 275 p.

Kerans, C., Ross, G.M., Donaldson, J.A., and Geldsetzer, H.J., 1981: Tectonism and depositional history of the Helikian Hornby Bay and Dismal Lakes groups, District of Mackenzie; in Proterozoic Basins of Canada, ed. F.H.A. Campbell; Geological Survey of Canada, Paper 81-10, p. 157-182.

Kidd, D.F.

1932: A pitchblende-silver deposit, Great Bear Lake, Canada; Economic Geology, v. 27, p. 145-159.

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Lord, C.S., 1952: Camsell River 86F, District of Mackenzie; Geological Survey of Canada Map 1014A.

Mahoney, E. and Woollett, G.N., 1982: Exploration-1981, Port Radium Area, NWT. Internal Report for Echo Bay Mines Ltd.

McCartney, I.D., 1996: Preliminary Evaluation Report-GLAC Gold Property, Port Radium, NWT.

McGrath, P .H. and Hildebrand, R.S.

1984: An estimate, based on magnetic interpretation, of the minimum thickness of the Hornby Bay Group, Leith Peninsula, District of Mackenzie; in Current Research, Part A, Geological Survey of Canada, Paper 84-IA, p. 223-228.

Mumin, A.H., 2006: Mineral Potential of the Contact Lake Belt: Report on 2005 Exploration in the Contact Lake Belt, Great Bear Magmatic Zone IOCG project, Northwest Territories, Canada. Internal report for Alberta Star Development Corporation. 177p.

Mursky, G.,1973 : Geology of the Port Radium map area, District of Mackenzie; Geological Survey of Canada, Memoir 374, 40p.

Pollard, P.J., 2000: Evidence of a Magmatic Fluid and Metal Source for Fe-Oxide Cu-Au Mineralization; in Porter, T.M. (Ed.), Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1; PGC Publishing, Adelaide, pp27-41.

Porter, T.M., 2000: Hydrothermal Iron Oxide Copper-Gold and Related Ore Deposits; in Porter, T.M. (Ed.), Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective, Volume 1; PGC Publishing, Adelaide, pp3-5.

Reardon, N.C. ,1989: The Mystery Island intrusive suite and associated alteration haloes, Great Bear Lake, District of Mackenzie, N. W. T.; in Current Research, Part C, Geological Survey of Canada, Paper 89-IC, p. 37-42.

Reardon, N.C., 1990. Altered and mineralized rocks at Echo Bay, NWT, and their relationship to the Mystery Island intrusive suite; in Current Research, Part C, Geological Survey of Canada Paper 90-1C, p. 143-150, 1990.

Reardon, N.C., 1992. Altered rocks associated with the Mystery Island Intrusive Suite, Echo Bay, Northwest Territories; Geological Survey of Canada Open File 2507, map at 1:25,000 scale.

Reeve, J.S., Cross, K.C., Smith, R.N. and Oreskes, N., 1990. Olympic Dam copper-uranium-gold-silver deposits: in Hughes, F.E. (ed.), Mineral Deposits of Australia and Papua New Guinea, Australasian Institute of Mining and Metallurgy, v. 14, pp. 1009-1035.

Robinson, B. W. 1971: Studies on the Echo Bay silver deposit, N.W.T., Canada; Ph.D. thesis, University of Alberta.

Robinson, B. W. and Morton, R.D 1972 : The geology and geochronology of the Echo Bay area, NWT., Canada; Canadian Journal of Earth Sciences, v. 9, p. 158-171.

Robinson, B. W. and Ohmoto, H. 1973: Mineralogy, fluid inclusions, and stable isotopes of the Echo Bay U-Ni-Ag-Cu deposits, Northwest Territories, Canada; Economic Geology, v. 68, p. 635-656.

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Stokes, R.B.,1969. A Geological Report on the Mylandex Properties, Great Bear Lake, consisting of the C.P.M Group, Contact Lake Group, Cameron Group, Mackenzie District, Northwest Territories, Canada; for Mylandex Mines Ltd.; NWT Assessment Report 60442.

Thorpe, R.I., 1971: Lead isotopic evidence on age of mineralization, Great Bear Lake; Geological Survey of Canada, Paper 71-1, Part B, p. 72-75.

Thorpe, R.I., 1974: Lead isotope evidence on the genesis of the silver-arsenide vein deposits of the Cobalt and Great Bear Lake areas, Canada; Economic Geology, v. 69. p. 777-791.

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Woollett, G.N., 1975:Echo Bay Mine and Eldorado Mine, Ore Reserves and Prospective Ore Sources, Internal company report for Echo Bay Mines Ltd.

Woollett, G.N., 1976: Surface Diamond Drilling-1976, Echo Bay 1 Mineral Claim, Port Radium, NWT. Internal company report for Echo Bay Mines Ltd.

Woollett, G.N., 1976: Exploration-1976, Eldorado Property, Port Radium, NWT. Internal company report for Echo Bay Mines Ltd.

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CERTIFICATE OF QUALIFICATIONS

I, Janice L. Fingler, of 204-2352 West Broadway Avenue in the city of Vancouver and of business address of 1409-675 West Hastings Street in the city of Vancouver, in the province of British Columbia, certify that:

1. I am an independent consulting geologist providing exploration services to the mineral exploration community.

2. I am a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (21566).

3. I am a graduate of the University of Manitoba with a Bachelor of Science (Honors) in Geology in 1985 and a Master of Science in Geology in 1991.

4. I have practiced my profession continuously since 1985 and have been involved in projects and evaluations exploring for precious and base metals in Canada, Mexico, South and Central America and Russia

5. As a result of my experience and qualifications, I am a Qualified Person as defined in National Policy 43-101.

6. I am independent of Alberta Star Development Corporation in accordance with the application of Section 1.5 of National Instrument 43-101. I do not, indirectly or directly, hold any shares in Alberta Star Development Corporation.

8. I have conducted site visits of the Port Radium-Echo Bay property from June 7-10th, 2006 and August 8-9th , 2006.

9.

Dated at Vancouver, BC, this 10th day of August, 2006

PROFESSIONAL
PROVINCE OF
J. L. FINGLER
BRITISH COLUMBIA
GEOSCIENTIST

Janice L. Fingler, M.Sc., P.Geo.

APPENDIX 1: Listing of Abbreviations

Units of Measure
cm	centimetre
m	metre
km	kilometer
g	gram
kg	kilogram
oz	ounce
lb	pound
g/t	grams per metric tonne
oz/T	ounces per imperial ton
ha	hectares
ac	acres
Geochemical/Geophysical
ICP	inductively coupled plasma
AA	atomic adsorption
EM	electromagnetic
VLF	very low frequency
IP	induced polarization
TC	total count (radiometrics)
Geological
Ga	billion years ago	Cu	copper
Ma	million years ago	Ag	silver
DDH	diamond drillhole	U	uranium
mt	magnetite	Fe	iron
act	actinolite	Au	gold
ap	apatite	Pb	lead
kfels	potassium feldspar	Zn	zinc
ab	albite	As	arsenic
tour	tourmaline	Bi	bismuth
ca	calcite	Sb	antimony
carb	carbonate	REE	rare earth elements
qtz	quartz	Co	cobalt
vn	vein	Ni	nickel
vnlt	veinlet	Mo	molybdenum
bx	breccia	B	boron
		Ba	barium
cpy	chalcopyrite
py	pyrite
bn	bornite
cc,cv	chalcocite, covellite
mal	malachite
az	azurite
aspy	arsenopyrite
gal	galena
sp	sphalerite
po	pyrrhotite

APPENDIX 2a:

Alberta Star Rock Sample Listing (Mumin, 2005)

Sample #	Date	Location		NAD27z11E NAD27z11N		Notes
		NW Fault Lake, 100m N of				Mt-Py-alt'n. zone in andesite tuff
203851	23-Jun-05	Cross Mine		455156	7331250
		Cross mine site on Fault Lake				Qtz / carbonate veins; breccia - sulphides
203852	23-Jun-05			455000	7331100
		Echo Bay Mine Area				alt'd / mineralized f.g. andesite
203853	23-Jun-05			454768	7330134
		Echo Bay Mine Area				alt'd / mineralized f.g. dark andesite
203854	23-Jun-05			454766	7330157
		Echo Bay Mine Area				Mt-Hem-sulphide massive; specular vein in
						massive trench ~30m N of 1st trench
203855	23-Jun-05			454792	7330170
		Echo Bay Mine Area				layered mineralized andesite (right beside
						vein sample 203855); from Louise Couriveau
						in 2nd blasted trench
203856	23-Jun-05			454792	7330170
		Echo Bay Mine Area				mineralized andesite tuff, directly below
						203856 (in 2nd blasted trench)
203857	23-Jun-05			454792	7330170
		Gossan Island - in site of				sulphidized f.g. andesite along cliff
203858	23-Jun-05	Branson's Camp		458384	7325753
203877	24-Jun-05	West of Cauldron		460573	7329501	Py & f.g. silver mineral
		Cauldron Gossan				hematized and sulphide-rich andesite (10-
203878	24-Jun-05			460467	7329533	15% Py)
		Mainland Trav. SW	of Gossan			porphyritic monzonite
203879	25-Jun-05	Isl		456861	7323896
		Mainland Trav. SW	of Gossan			porphyritic monzonite, <1% Py m.g.
203880	25-Jun-05	Isl		456903	7323914
		Mainland Trav. SW	of Gossan			altered monzonite
203881	25-Jun-05	Isl		457110	7323933
		Mainland Trav. SW	of Gossan			f.g. andesite
203882	25-Jun-05	Isl		457248	7324030
		Mainland Trav. SW	of Gossan			f.g. andesite with actinolite & minor Py
203883	25-Jun-05	Isl		457287	7324034
		Mainland Trav. SW	of Gossan			f.g. alt'd andesite with Mt
203884	25-Jun-05	Isl		457385	7324054
		Mainland Trav. SW	of Gossan			f.g. alt'd andesite with Mt
203885	25-Jun-05	Isl		457431	7324078
		Mainland Trav. SW	of Gossan			f.g. andesite with trace Py
203886	25-Jun-05	Isl		458137	7324071

APPENDIX 2b:

Alberta Star 2005 Laboratory Certificates

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9001 Accredited Co.)

GEOCHEMICAL ANALYSIS CERTIFICATE

Alberta Star PROJECT Contact Lake File # A510078 Page 1

200 - 675 W. Hastings St., Vancouver BC V6B 1N2 Submitted by: Hamid Mumin

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppm	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %
ROCK	.5	101.0	6.2	95	.1	119.2	52	2215	8.92	4	1.7	<.1	.6	108	.2	.4	.1	256	6.55	.027
203851	.3	243.0	99.9	367	.9	101.1	80	1581	18.17	46	2.8	<.1	13.9	40	.2	1.3	.5	653	2.52	.494
203852	8.0	6658.4	3779.4	5201	23.9	63.6	45	10659	4.27	253	>4000	<.1	11.2	17	16.9	61.3	41.9	235	3.60	.251
203853	13.7	4775.7	>10000	489	171.7	73.6	182	21243	10.35	3352	91.0	<.1	14.8	52	.9	26.6	15.4	219	3.78	1.169
203854	108.4	1939.4	4779.9	1037	37.1	136.0	134	19993	8.89	149	4.5	<.1	9.2	25	1.6	1.6	64.0	283	2.01	.485
203855	277.5	9168.7	>10000	>10000	161.6	164.1	295	>50000	8.02	1688	4.2	<.1	3.8	8	73.7	142.1	112.6	241	1.64	.186
203856	1.2	497.0	2037.0	1020	4.8	156.8	272	3177	38.25	2240	11.6	<.1	8.7	24	2.5	4.8	2.6	1208	3.90	.696
203857	2.0	3253.8	1952.6	1071	4.9	157.8	262	7154	34.14	1365	6.2	<.1	15.6	24	2.5	5.5	2.8	1051	4.78	.660
203858	10.6	145.0	3513.4	475	3.2	36.0	20	1296	6.58	76	16.8	<.1	15.7	15	1.2	56.1	4.6	440	.22	.095
203859	6.2	1206.9	114.0	140	1.3	36.0	778	2107	18.48	9555	8.2	.2	16.6	9	.3	64.9	11.7	110	.24	.076
203860	7.5	>10000	113.0	136	5.2	70.2	891	1150	21.24	3910	7.0	.5	16.9	7	.5	23.5	34.0	170	.24	.076
203861	6.3	4495.7	726.9	151	4.1	105.3	>4000	844	20.04	>10000	6.2	.5	14.5	7	.1	89.5	40.1	74	.15	.058
203862	3.2	678.1	49.9	62	3.3	26.2	691	888	10.78	>10000	11.2	.5	21.7	42	.2	27.6	55.4	101	.16	.064
203863	45.2	524.0	56.8	25	6.0	23.3	126	149	6.70	315	5.7	<.1	3.8	42	.1	18.9	12.9	121	.20	.036
203864	6.4	1241.6	159.6	43	1.8	29.5	1006	545	7.91	>10000	2.2	.3	6.4	26	.1	26.0	15.5	67	.17	.048
203865	5.4	795.4	66.7	23	9.3	8.2	81	222	8.10	3470	4.0	.1	4.3	9	.1	21.8	30.7	32	.06	.019
203866	5.7	8234.1	26.6	58	5.9	122.9	2777	868	17.07	>10000	4.7	.9	12.3	18	.2	152.7	41.7	95	.21	.088
203868	12.1	225.9	105.0	19	1.5	41.7	90	839	9.34	1980	3.3	.1	10.3	35	.1	18.3	14.2	103	.16	.042
203869	1.6	1341.7	22.5	176	1.4	10.9	29	2336	6.29	329	6.8	<.1	17.4	43	.4	71.1	11.8	88	.19	.089
203870	.7	175.6	11.3	60	.3	13.8	60	1588	6.25	508	2.8	<.1	10.4	46	.1	13.1	1.4	66	.31	.121
RE 203870	.5	180.9	10.0	62	.4	12.9	61	1746	6.46	538	3.3	<.1	10.6	49	.1	13.3	1.4	70	.32	.128
RRE 203870	.5	21.1	16.7	59	.2	12.0	29	1273	5.99	72	2.9	<.1	10.3	46	.2	12.1	.8	67	.31	.117
203871	21.5	28.5	11.5	33	.3	5.7	19	373	5.40	62	2.3	<.1	10.5	47	.2	13.8	1.2	81	.32	.127
203872	5.6	60.9	17.4	12	1.0	15.7	69	148	5.00	246	1.9	<.1	3.8	37	.1	22.4	33.9	133	.25	.068
203873	1.7	2383.8	68.9	192	3.0	87.2	213	857	13.36	7357	3.4	<.1	11.6	63	.1	32.3	43.7	200	.78	.338
203874	.4	456.6	26.8	287	.6	49.3	51	9814	20.65	164	4.3	<.1	16.8	53	.1	12.1	3.7	473	.70	.066
203875	1.1	267.3	19.8	20	1.3	3.9	20	269	3.97	198	6.3	<.1	12.4	68	.2	11.2	2.8	56	.28	.153
203876	3.1	86.2	38.9	36	5.0	5.9	11	71	3.54	273	3.3	<.1	9.3	10	.3	9.2	7.7	53	.09	.099
203877	7.9	132.6	16.6	60	.8	29.4	42	637	10.03	53	5.4	<.1	11.8	13	.1	15.6	4.4	66	.23	.088
203878	5.2	154.8	13.1	68	.6	11.8	53	364	9.27	103	5.0	<.1	10.7	38	.1	7.5	2.8	154	.17	.074
203879	3.1	50.6	16.8	53	.3	12.6	13	1045	4.05	56	9.2	<.1	43.2	106	.4	1.9	.3	74	.83	.056
203880	2.4	23.3	16.9	50	.2	10.6	11	1446	4.14	26	10.7	<.1	47.9	114	.2	2.6	.2	71	.86	.053
203881	.7	45.1	11.8	26	.2	.9	2	326	.87	17	2.5	<.1	8.6	54	.3	1.0	.2	2	.19	.003
203882	.4	60.4	16.1	50	.1	4.1	8	469	5.16	17	.7	<.1	.8	48	.1	2.1	.1	8	.14	.001
STANDARD DST6	12.3	125.4	36.3	172	.4	30.6	14	976	3.96	28	7.6	<.1	7.3	297	5.6	5.2	4.8	116	2.25	.094

SAMPLE#	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	Al %	Na %	K %	W ppm	Zr ppm	Ce ppm	Sn ppm	Y ppm	Nb ppm	Ta ppm	Be ppm	Sc ppm	Li ppm	S %	Rb ppm	Hf ppm	Sample kg
ROCK	3.3	369.6	3.84	116	.492	7.06	1.652	.57	.5	25.7	8	.4	14.7	2.0	.1	<1	33	23.4	.1	14.1	1.1	-
203851	95.6	170.9	4.12	220	.398	5.84	2.570	1.73	1.0	73.3	200	2.9	44.0	7.2	.4	2	22	53.3	1.3	122.1	2.8	1.0
203852	37.1	63.0	2.56	224	.241	4.29	.209	3.50	19.2	78.4	127	1.5	212.5	5.3	.4	2	28	39.6	1.0	97.2	2.6	2.5
203853	172.7	94.6	1.36	241	.232	3.78	.571	2.23	1.7	67.6	349	1.7	64.7	4.2	.4	2	19	32.9	1.1	94.1	2.5	1.5
203854	76.9	56.7	1.73	169	.162	3.56	.293	1.02	.9	36.1	163	1.3	37.4	2.9	.3	2	11	53.3	2.6	56.8	1.4	2.5
203855	20.0	26.7	1.06	25	.117	2.27	.021	.73	3.7	25.7	46	1.6	16.6	1.1	.1	1	7	34.3	6.9	21.8	1.0	2.5
203856	75.9	70.7	1.57	169	.763	3.08	.279	.78	1.8	48.8	179	2.3	52.0	4.3	.4	4	13	13.8	4.2	36.3	1.8	1.5
203857	85.4	60.9	1.65	65	.604	2.69	.205	.87	1.7	43.2	198	2.8	68.2	4.8	.3	2	16	21.3	4.4	27.7	1.6	1.5
203858	22.9	162.5	.76	41	.087	6.32	.128	2.60	6.8	138.5	43	12.0	38.6	2.1	.2	2	85	20.7	4.2	156.7	5.0	1.5
203859	33.4	88.8	1.17	145	.183	5.59	.057	.52	46.3	129.8	65	3.6	20.7	4.2	.4	2	10	44.0	2.4	29.6	5.1	1.5
203860	39.5	90.6	1.09	18	.222	5.77	.025	1.37	>200	127.6	79	4.9	22.3	5.8	.6	1	13	30.9	8.1	71.4	5.0	1.5
203861	10.6	78.9	.73	88	.155	5.13	.035	.56	122.5	113.4	20	4.0	14.3	4.0	.4	2	9	35.7	5.8	36.7	4.3	1.0
203862	39.2	40.0	.63	45	.205	7.04	.072	6.26	13.0	102.1	80	1.9	13.0	7.6	.7	1	10	12.8	3.3	208.9	6.9	2.0
203863	86.5	13.0	.78	65	.175	4.31	.327	.64	10.1	89.7	165	12.1	7.4	4.5	.4	1	13	7.5	3.7	29.1	3.2	2.0
203864	5.0	40.2	.39	93	.006	2.74	.194	.32	15.0	41.6	10	5.8	6.3	1.7	.2	1	12	14.6	5.1	16.4	1.5	1.5
203865	3.0	22.4	.23	34	.075	1.85	.056	.64	9.8	42.0	7	1.8	3.8	1.7	.2	1	4	17.9	5.4	29.6	1.5	.5
203866	12.7	71.5	.74	42	.166	4.56	.176	.70	29.9	96.1	25	8.4	14.3	3.7	.4	1	16	22.9	6.7	32.1	3.5	.5
203868	2.7	65.5	.73	35	.179	4.04	.356	.09	27.8	102.3	5	25.2	9.8	3.0	.3	2	14	12.6	6.2	5.7	3.9	.5
203869	158.2	83.8	.71	697	.315	7.37	.068	7.60	27.9	165.3	281	2.0	23.5	8.5	.8	1	10	14.0	.5	219.1	5.4	1.0
203870	156.3	9.6	.59	1143	.232	7.25	.139	5.40	15.1	134.2	281	4.5	16.5	6.3	.4	1	6	15.7	.6	175.3	4.5	2.0
RE 203870	157.9	9.8	.62	962	.248	7.49	.146	5.39	15.8	136.1	282	4.9	15.6	5.7	.5	1	6	16.4	.6	183.9	4.5	-
RRE 203870	157.2	12.6	.58	1924	.239	7.07	.141	5.32	18.9	131.2	277	4.9	16.1	6.8	.5	1	6	15.2	.5	173.9	4.5	-
203871	268.8	15.0	.65	1170	.180	6.13	.232	3.62	8.7	127.5	501	10.2	18.3	4.1	.3	1	8	11.2	.6	113.3	4.2	2.5
203872	31.5	21.9	.89	61	.173	4.36	.395	.12	2.1	86.3	60	11.0	6.4	2.3	.3	1	9	9.7	2.4	5.2	3.0	.5
203873	122.3	8.8	.78	44	.216	6.93	.155	5.02	49.6	129.5	238	5.9	28.6	4.2	.5	1	6	21.6	4.2	333.8	4.6	4.0
203874	26.9	12.1	1.54	760	.304	8.31	.086	5.29	73.7	145.5	46	6.1	14.5	3.7	.4	2	4	26.8	1.5	148.6	4.6	2.5
203875	11.8	8.8	.30	2843	.288	8.28	.201	9.25	23.8	164.0	26	1.8	13.7	9.8	.5	1	11	2.6	.6	291.0	5.5	3.0
203876	24.8	17.1	.18	62	.215	5.07	.059	2.68	7.4	154.7	52	3.4	16.8	4.6	.3	1	7	2.3	2.7	106.6	5.0	1.0
203877	11.9	47.1	.95	20	.124	4.94	.111	1.79	9.7	108.6	23	4.8	11.4	2.3	.2	1	14	18.7	6.1	94.4	3.8	1.0
203878	28.7	32.3	1.06	21	.199	6.04	.082	5.93	3.8	135.3	60	1.7	6.0	2.5	.2	1	14	16.8	6.5	175.2	4.3	2.5
203879	56.6	34.1	1.04	741	.287	7.61	1.339	4.94	4.2	219.2	102	2.6	19.6	13.0	1.3	4	10	22.2	.1	262.0	7.5	1.0
203880	35.5	31.7	.95	892	.278	7.61	1.008	5.96	3.1	226.3	64	2.4	18.3	13.3	1.4	3	10	19.4	.1	284.8	7.9	1.5
203881	6.5	3.5	.20	669	.060	7.96	4.085	2.80	1.1	197.3	9	.7	2.4	2.0	.1	1	1	3.5	<.1	38.8	6.3	1.0
203882	5.5	101.6	.84	660	.139	8.33	3.188	3.03	3.9	96.8	9	1.6	1.5	1.0	.2	1	11	15.8	<.1	95.8	3.3	.5
STANDARD DST6	27.3	256.3	1.01	676	.403	6.92	1.562	1.48	3.0	49.7	53	6.5	15.4	8.3	.6	3	11	24.6	.2	64.3	1.8	-

GROUP 1EX - 0.25 GM SAMPLE DIGESTED WITH HCLO4-HNO3-HCL-HF TO 10 ML. (>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBILITY. FOR SOME MINERALS & MAY VOLATIZE SOME ELEMENTS, ANALYSIS BY ICP-MS.
- SAMPLE TYPE: ROCK <u>Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.</u>

Data FA ____ DATE RECEIVED: JUN 29 2005 DATE REPORT MAILED: July 7/05

BRITISH COLUMBIA CERTIFIED ASSAYER
Clarence Leong

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

ACME ANALYTICAL

Alberta Star PROJECT Contact Lake FILE # A510078 Page 2

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppm	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm
203883	1.6	4.1	2.9	30	.1	1.9	6	679	2.84	7	.7	<.1	.5	49	.1	2.8	.1	25	.29	.001	3.5	183.4
203884	1.8	16.6	2.8	74	.1	4.6	11	729	6.42	4	.6	<.1	.9	64	.1	6.9	.1	15	.37	<.001	6.6	109.4
203885(not rec'd)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
203886	4.1	20.9	7.2	84	.1	7.6	16	1859	3.04	14	1.1	<.1	12.2	225	.2	2.6	.3	108	.82	.006	17.0	94.6
203887	35.5	>10000	160.7	326	131.2	1286.4	2298	1432	31.84	1084	47.8	<.1	2.0	5	.4	46.5	42.2	35	1.05	.021	16.5	10.9
203904	9.6	136.7	14.7	25	2.3	12.3	153	380	7.33	260	4.5	<.1	5.4	36	.1	13.9	19.4	110	.17	.035	27.0	48.0
STANDARD DST6	13.3	127.7	36.4	181	.3	30.6	13	994	4.04	25	7.5	<.1	7.2	317	5.5	5.5	4.8	112	2.31	.096	27.9	253.8

SAMPLE#	Mg %	Ba ppm	Ti %	Al %	Na %	K %	W ppm	Zr ppm	Ce ppm	Sn ppm	Y ppm	Nb ppm	Ta ppm	Be ppm	Sc ppm	Li ppm	S %	Rb ppm	Hf ppm	Sample kg
203883	.56	606	.333	7.66	3.850	2.63	4.7	92.7	6	2.9	1.5	2.4	.4	3	18	8.0	<.1	68.5	3.0	1.5
203884	3.11	155	.093	8.51	4.733	.85	.8	85.8	10	.6	3.0	.6	.1	2	21	27.9	<.1	16.2	2.7	1.0
203885(not rec'd)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
203886	1.93	1162	.308	9.11	4.939	3.06	2.1	91.5	31	1.4	14.4	4.7	.4	6	5	19.3	<.1	112.1	3.2	1.0
203887	.89	31	.023	.63	.030	.14	3.8	6.6	34	.9	7.5	.5	<.1	<1	6	11.5	>10	3.5	.3	2.5
203904	.90	44	.189	4.27	.299	.32	4.5	88.0	49	22.5	9.8	4.4	.4	2	27	11.0	2.8	32.4	3.2	1.5
STANDARD DST6	1.03	719	.436	7.13	1.684	1.70	7.7	53.2	54	6.5	16.6	8.1	.6	3	11	25.8	<.1	55.0	1.9	-

Sample type: ROCK.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9001 Accredited Co.)

ASSAY CERTIFICATE

Alberta Star PROJECT Contact Lake File # A510078R2

200 - 675 W. Hastings St., Vancouver BC V6B 1N2 Submitted by: Hamid Mumin

SAMPLE#	Mo %	Cu %	Pb %	Zn %	Ag gm/mt	Ni %	Co %	Mn %	Fe %	As %	Sr %	Cd %	Sb %	Bi %	Ca %	P %	Cr %	Mg %	Al %	Na %	K %	W %	Hg %
203852	<.001	.604	.30	.59	<2	.008	.004	1.09	4.18	.02	.001	.002	.008	<.01	3.20	.211	.007	2.46	1.69	.03	.42	.001	<.001
203853	<.001	.386	1.79	.01	145	.008	.013	1.71	8.66	.27	.002	.001	.006	<.01	3.85	1.261	.008	1.22	1.49	.04	.22	.003	.003
203855	.025	.980	24.63	3.06	162	.014	.027	9.04	7.46	.17	.001	.007	.014	.01	1.52	.163	.001	1.13	1.67	.01	.04	.004	<.001
203860	<.001	2.898	.09	<.01	12	.004	.077	.11	18.21	.72	<.001	<.001	.003	<.01	.12	.060	.006	1.04	4.19	.01	.22	.040	.001
203861	<.001	.430	.22	.01	4	.009	.382	.12	18.17	4.45	<.001	<.001	.019	.01	.13	.053	.004	.73	4.29	.01	.15	<.001	<.001
203862	<.001	.082	<.01	<.01	15	.001	.065	.08	9.16	2.89	<.001	<.001	.015	.01	.10	.056	.001	.53	1.91	.01	.46	<.001	<.001
203864	.001	.107	.04	<.01	7	.003	.100	.05	6.09	2.22	<.001	<.001	.002	<.01	.07	.040	.003	.07	.28	.01	.09	<.001	<.001
203867 empty	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
203887	.001	9.755	.01	.01	112	.121	.216	.12	29.37	.11	<.001	<.001	.002	.02	.92	.011	<.001	.87	.51	.01	.04	<.001	.001
STANDARD R-2a	.046	.572	1.52	4.23	160	.364	.045	.19	22.46	.22	.198	.029	.133	.01	2.26	.074	.061	1.62	1.37	.20	.53	.077	.170

GROUP 7AR - 0.250 GM SAMPLE, AQUA - REGIA (HCL-HNO3-H2O) DIGESTION TO 250 ML, ANALYSED BY ICP-ES.
- SAMPLE TYPE: Rock Chip P150

Data___ FA ____ DATE RECEIVED: AUG 10 2005 DATE REPORT MAILED: Aug. 11/05

BRITISH COLUMBIA CERTIFIED ASSAYER
Clarence Leong

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

APPENDIX 3a:

June 2006 Site Visit- Rock Sample Listing (Fingler, 2006)

Sample No.	Showing	UTM83z11E	UTM83z11N	Description	Cu%	Pb%	Zn%	Ag gpt	Ni%	Co%	Mn ppm	As ppm	U ppm	Au ppm	Sb ppm	Bi ppm	P%	La ppm	Ba ppm
6551	Glacier Lake N-Tr3	456457	7330241	Composite grab from 0.5 x 5m trench; 2-5cm vnlt of qtz+/-carbonate w/3-5% fgr diss'd py, common limonite/hem vugs and staining; trends AZ010, steeply west dipping; non-magnetic andesitic wallrock.	**1.12**	0.06	<.01	**103**	<.001	0.001	161	198	0.9	**38.0**	14	**693.7**	0.03	6.2	89
6552	Glacier Lake N-Tr3	456457	7330241	Composite grab from above trench, of 0.5m of wallrock from each side of veinlet; porphyritic andesite with irregular calcite gashes parallel to trench. Appears barren.	0.04	<.02	0.015	1	0.003	0.003	2310	<1	2.7	<.1	3	2.2	0.10	26.5	**916**
6553	Glacier Lake N-Tr4	456463	7330315	Composite grab of 0.5m calcite-quartz+/- py, trace bornite, poss. Galena in vein. Trends AZ018, dips subvertically. Cuts Kfels altered porphyritic andesite.	0.22	**3.79**	0.05	67	0.007	0.013	369	80	0.9	0.4	12.2	54.6	0.03	4.4	52
6554	Glacier Lake N-Tr4	456463	7330315	Selective grab of mineralized float and vein, from 10-20cm pods of cgr py clots (to 0.5cm), to 15% overall. Local cpy. Site of 96-LD-151 sample by TLA Partnership (Greip).	**0.99**	<.02	<.01	30	0.001	0.001	237	**145**	0.7	**2.9**	33.5	289	0.03	6.6	38
6555	Common Lake-Tr1	455629	7330940	Trench with 2 semimassive sulphide/breccia veins 10 and 40cm wide; trending AZ 130, dipping subvertically. In fractured, variably magnetite alt'd and malachite stained andesitic volcanic host. Sample is composite grab over 1m, to include both veins and sulphidized wallrock to SW.	**3.94**	<.02	0.01	31	0.02	**0.099**	1147	**276**	3.4	**3.4**	3.7	24.7	0.20	12.5	13
6556	Common Lake-Tr1	455629	7330940	From above trench; composite grab over 1.2m of strongly magnetite altered wallrock with rusty and local malachite coated fractures. 1-2% pyrite +/- bornite	0.29	<.02	<.01	1	0.005	0.005	1227	21	6.3	0.2	5.1	2.4	0.09	110	**606**
6557	Common Lake-Tr2	455711	7330907	Trench sample site of LD-165 by TLA Partnership (Greip). 1.5m composite grab of kspar-act+/-ep alte'd breccia with 2-5% diss'd and clots of fgr py+/- local cpy; variably silicified.	0.19	<.02	<.01	1	0.011	0.011	884	135	3.0	<.1	3.8	0.8	0.40	14.1	**1303**
6558	Common Lake-Tr3	455816	7330874	Trench sample of 1.25m composite grab across 10-30cm wide, steeply dipping semimassive py-cpy veins; andesitic volcanic unit brecciated by kspar +/- mt-act alteration. Local Cu oxide on flyrock. Variably mtic throughout trench. Note: wallrock appears relatively less altered between veins.	0.34	<.02	<.01	2	0.005	0.005	1405	73	4.0	<.1	3.8	3.7	0.14	52.7	**1372**
6559	Common Lake-Tr3	455879	7330895	Selective grab from above trench flyrock; local 5-10% sulphide closts of py+/-cpy, bn?; and Cu oxide in Kspar brecciated host. Some calcite vnlts +/- py. Non-mtic. Note that some sms veins are also flat lying.	**3.84**	0.03	0.01	41	0.016	0.007	1118	212	3.9	**1.5**	4.4	55.1	0.10	1.5	41
6560	Common Lake-Tr4	455959	7330854	Site of sample L-145 of TLA Partnership (Greip). 2 x 3 metre trench. Grab of surrounding flyrock. 5-10% sulphides py>>cpy>bn in highly fractured andesite	**8.34**	**2.80**	0.02	**309**	0.027	**0.040**	**6930**	178	3.2	**4.2**	41.8	**431.7**	0.42	85.4	58
6561	Common Lake-Tr4	455959	7330854	From above trench; composite grab of flyrock around trench; 5-10% sulphide, cpy>>bn, py; also azurite, malachite, chrysocolla.	**8.39**	**5.32**	0.02	**366**	0.018	**0.032**	**5812**	91	3.2	**2.4**	7.6	**331.1**	0.23	47.4	31
6562	Long Bay	454331	7331374	2x3m pit blasted in side of draw (as in CEGB map). Composite grab of AZ030 trending quartz-carb vnlt and hematitic fracture network up to 20cm wide. Rusty. Local diss'd py, cpy to 2%. Minor albite clots in andesitic wallrock.	0.62	<.02	<.01	2	0.003	0.003	**8136**	14	**63.9**	<.1	5.1	**223.5**	0.07	4.8	111
6563	Echo Bay-Tr20	454684	7330365	Selective grab from Echo Bay Trench 20, 1x4m in size; sample of three sulphide rich, oxidized and gossanous shear zones (<10cm)	0.22	**3.79**	0.05	67	0.007	0.013	**11768**	**1614**	5.0	<.1	20.3	12.2	**1.25**	99.6	372
6564	Echo Bay-Tr21	454709	7330385	Selective grab from Echo Bay Trench 21; from mt rich area with 3-10% disseminated sulphides, transitional to banded.	0.61	0.61	0.02	3	0.002	0.025	**6371**	**843**	5.6	<.1	4.9	2.9	0.84	82.4	98

APPENDIX 3b:

June 2006 Site Visit- Laboratory Certificates (Fingler, 2006)

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE (604) 253-3158 FAX (604) 253-1716
(ISO 9001 Accredited Co.)

GEOCHEMICAL ANALYSIS CERTIFICATE

Alberta Star PROJECT PORT-RADIUM File # A610107

200 - 675 W. Hastings St., Vancouver BC V6B 1N2 Submitted by: Janice Fingler

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppm	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %
ROCK	.2	107.6	2.6	110	.1	130.1	64.3	2137	9.25	<1	.2	<.1	.7	130	.1	.1	.1	270	7.12	.028
6562	.5	6234.4	8.8	166	1.5	31.1	7.8	8136	4.06	14	63.9	<.1	10.9	58	<.1	5.1	223.5	88	.15	.067
6563	2.4	2400.8	>10000	642	66.1	79.9	107.9	11758	13.61	1614	5.0	<.1	21.2	35	.9	20.3	12.2	402	1.97	1.249
6564	.2	787.9	6070.1	1113	2.7	152.8	245.6	6371	34.13	343	5.6	<.1	16.0	21	2.4	4.9	2.9	908	4.36	.835
6565	35.0	1339.9	>10000	3242	18.8	154.7	196.0	42934	35.77	336	5.4	<.1	9.6	30	7.3	18.4	21.3	1155	3.59	.713
6566	.9	>10000	200.8	697	23.2	13.9	11.4	3220	5.49	11	5.1	<.1	12.2	14	.2	4.8	11.8	66	1.22	.043
6567	11.6	>10000	1453.7	3729	133.2	182.6	952.9	958	27.15	2760	2.4	.3	5.8	27	11.3	>4000	14.9	245	5.52	2.386
6568	15.7	>10000	200.7	636	28.1	65.6	450.0	1838	23.39	1910	2.8	.4	7.9	25	1.2	170.8	26.7	765	4.85	1.880
6554	13.8	9117.3	119.4	52	25.7	9.5	11.1	237	5.04	145	.7	2.9	1.6	4	.1	33.5	289.0	44	.06	.026
6555	5.5	>10000	14.3	79	30.7	194.1	900.5	1147	28.72	276	3.4	3.3	5.6	32	.1	3.7	24.7	171	.97	.197
RE 6555	6.1	>10000	13.1	77	30.3	192.4	912.3	1190	28.85	275	3.5	2.7	5.4	30	<.1	3.4	25.0	172	.97	.214
RRE 6555	5.3	>10000	13.8	80	31.1	203.1	845.3	1193	27.62	289	3.7	1.7	5.9	30	<.1	3.3	26.5	168	.94	.193
6556	13.9	2283.0	8.9	73	1.3	54.4	43.3	1227	11.49	21	6.3	.2	11.9	99	.1	5.1	2.4	164	.75	.068
6557	.6	1904.3	27.6	111	.5	109.7	108.4	884	4.92	135	3.0	<.1	6.6	97	.1	3.8	.3	95	2.56	.399
6558	.8	3447.0	29.5	221	1.3	51.5	60.9	1405	10.18	73	4.0	<.1	9.3	107	.2	3.8	3.7	251	1.69	.141
6559	11.5	>10000	333.9	145	38.5	135.2	60.0	1118	15.42	212	3.9	1.5	3.5	43	.1	4.4	55.1	165	4.39	.098
6560	3.3	>10000	>10000	211	>200	233.7	383.8	6930	16.19	178	3.2	4.2	9.7	38	.1	41.8	431.7	97	1.87	.418
6551	5.2	>10000	663.4	28	95.6	9.3	9.0	161	7.43	198	.9	38.0	5.3	10	.1	14.0	693.7	71	.11	.034
6552	.5	428.9	59.5	148	1.0	29.2	27.2	2310	8.04	<1	2.7	<.1	9.5	135	.1	3.0	2.2	193	4.28	.103
6553	12.1	2613.6	39.8	40	8.1	6.0	6.4	369	3.78	80	.9	.4	2.5	4	.1	12.2	54.6	70	.07	.029
6561	3.8	>10000	>10000	188	>200	177.3	306.0	5812	13.21	91	3.2	2.4	7.5	31	.1	7.6	331.1	93	1.26	.225
6569	33.1	>10000	1009.3	1165	134.6	115.8	247.2	4177	4.30	740	3721.5	<.1	15.6	26	1.2	37.7	19.2	383	3.14	.688
6570	.9	1406.7	261.2	285	3.8	646.6	468.5	3044	34.72	177	3.5	<.1	10.3	15	.2	2.1	3.5	868	4.81	.790
6571	234.8	689.3	965.7	68	27.7	1945.5	>4000	502	1.21	>10000	>4000	1.3	8.7	23	<.1	176.8	238.1	133	.07	.018
STANDARD DST6	12.8	127.6	38.0	176	.4	30.3	13.0	965	4.07	25	7.9	<.1	7.3	322	5.6	5.6	4.8	114	2.29	.100

SAMPLE#	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	Al %	Na %	K %	W ppm	Zr ppm	Ce ppm	Sn ppm	Y ppm	Nb ppm	Ta ppm	Be ppm	Sc ppm	Li ppm	S %	Rb ppm	Hf ppm	Sample kg
ROCK	3.2	393.0	3.99	127	.540	7.59	1.689	.55	.4	27.1	7	4.3	15.4	2.0	.2	<1	42	23.3	.1	14.1	1.1	-
6562	4.6	42.3	.43	111	.161	6.11	.358	6.60	1.1	139.8	12	1.9	11.4	3.0	.3	4	15	18.3	.6	184.7	4.3	2.0
6563	99.6	156.0	1.73	372	.371	4.90	.395	2.21	2.7	93.4	230	1.9	4.3	5.3	.7	1	31	28.9	1.7	115.5	3.0	2.5
6564	22.4	47.6	1.59	98	.642	2.73	.162	.77	.4	47.4	202	.4	56.5	2.6	.3	2	16	13.9	3.8	23.3	1.6	2.0
6565	73.4	74.6	1.86	240	.652	3.82	.230	.79	2.2	68.3	182	2.5	47.7	4.1	.5	2	13	26.8	3.7	32.6	2.2	3.0
6566	14.5	46.0	1.91	526	.171	3.90	1.314	1.17	10.1	139.4	31	2.7	13.2	3.6	.4	1	5	35.5	5	34.3	4.5	1.0
6567	253.0	13.2	.40	36	.093	.95	.024	.37	2.4	18.5	611	3.1	100.4	6.3	.3	1	45	13.4	>10	36.5	.5	1.5
6568	327.0	21.7	1.04	80	.134	1.83	.307	.91	6.6	35.6	714	2.2	84.9	6.7	.5	1	17	15.1	>10	78.3	1.1	1.5
6554	5.6	35.1	.16	38	.059	1.38	.031	.56	.2	18.5	12	.6	3.0	.9	.1	<1	6	30.5	3.3	39.5	.6	2.5
6555	12.5	43.3	1.51	13	.151	3.27	.075	1.31	1.6	59.4	25	8.3	13.9	3.2	.3	1	16	23.3	>10	64.9	2.1	1.5
RE 6555	13.1	44.0	1.49	9	.157	3.29	.077	1.33	1.6	60.0	27	5.1	13.6	3.1	.3	2	17	23.5	>10	60.0	2.1	-
RRE 6555	12.6	47.4	1.66	8	.135	3.42	.075	1.25	1.3	61.5	24	7.0	13.4	2.0	.3	2	19	26.6	9.5	61.7	2.1	-
6556	110.0	59.8	1.73	605	.414	6.66	.391	6.03	2.3	131.9	194	2.9	16.1	5.2	.7	1	13	26.5	.3	149.0	4.4	1.5
6557	14.1	110.1	1.38	1303	.233	6.29	.333	5.44	1.1	73.2	27	3.9	12.2	4.3	.6	5	17	16.8	.3	225.6	2.4	2.0
6558	52.7	86.0	2.74	1372	.669	8.03	.890	6.01	1.2	93.2	95	4.3	23.2	7.8	.6	1	38	34.3	.4	370.8	3.3	2.5
6559	1.5	64.1	2.25	41	.218	5.96	.170	2.29	>200	83.7	4	8.9	23.4	1.1	<.1	1	23	17.9	3.9	74.8	2.9	2.5
6560	85.4	30.2	1.81	58	.235	4.78	.057	3.84	3.6	44.6	167	7.0	16.3	2.2	.2	1	17	38.0	9.6	109.6	1.7	3.0
6551	6.2	70.8	.22	89	.164	2.51	.067	1.36	37.7	39.4	11	1.4	4.2	2.1	.3	<1	7	33.9	2.7	100.3	1.4	1.0
6552	26.9	175.7	1.70	916	.481	7.43	1.459	2.94	2.6	107.8	50	2.0	24.6	6.0	.7	2	28	39.7	.2	132.8	3.8	1.0
6553	4.4	54.5	.27	52	.113	2.34	.031	.94	4.1	28.8	7	.9	4.4	1.5	.2	<1	10	32.9	.7	66.4	1.0	1.0
6561	47.4	36.5	1.47	31	.254	4.93	.065	4.51	1.4	52.9	95	5.9	15.6	3.1	.3	1	15	30.8	8.0	111.5	2.2	2.0
6569	59.4	19.3	2.03	140	.326	4.77	.037	2.83	7.7	111.7	153	3.5	151.1	10.6	1.5	7	21	83.9	1.7	84.3	3.0	3.5
6570	78.8	16.1	3.71	38	.251	2.82	.268	.91	.6	43.1	199	3.0	35.1	12.1	1.1	1	3	41.7	>10	64.6	1.4	3.5
6571	19.8	11.8	.33	58	.051	1.56	.020	.43	16.0	13.6	37	.4	43.4	1.5	.1	1	11	31.5	1.4	25.8	.4	2.0
STANDARD DST6	25.7	216.3	1.01	694	.424	7.02	1.657	1.43	7.8	53.2	53	6.4	15.3	8.4	.8	4	12	26.5	<.1	57.3	1.9	-

GROUP 1EX - 0.25 GM SAMPLE DIGESTED WITH HCLO4-HNO3-HCL-HF TO 10 ML. (>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBILITY. FOR SOME MINERALS & MAY VOLATIZE SOME ELEMENTS, ANALYSIS BY ICP-MS.
- SAMPLE TYPE: ROCK Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

06-30-2006 A11:54

Data ____ FA ____ DATE RECEIVED: JUN 21 2006 DATE REPORT MAILED:.................

BRITISH COLUMBIA CERTIFIED ASSAYER
Raymond Chan

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9001 Accredited Co.)

ASSAY CERTIFICATE

Alberta Star PROJECT PORT RADIUM File # A610107R

200 - 675 W. Hastings St., Vancouver BC V6B 1N2 Submitted by: Janice Fingler

SAMPLE#	Mo %	Cu %	Pb %	Zn %	Ag gm/mt	Ni %	Co %	Mn %	Fe %	As %	Sr %	Cd %	Sb %	Bi %	Ca %	P %	Cr %	Mg %	Al %	Na %	K %	W %
6563	<.001	.224	3.79	.05	67	.007	.013	1.16	12.83	.15	<.01	<.001	<.01	<.01	1.78	1.14	.014	1.78	4.81	.22	2.21	<.01
6565	.003	.126	2.71	.35	21	.014	.021	3.42	31.41	.13	<.01	<.001	<.01	<.01	3.30	.67	.008	2.02	3.68	.06	1.05	<.01
6566	<.001	1.919	.02	.06	15	<.001	.001	.35	5.50	<.02	<.01	<.001	<.01	<.01	1.19	.05	.003	2.00	4.04	1.05	1.51	<.01
6567	<.001	1.593	.15	.39	134	.021	.101	.10	24.70	.28	<.01	.001	.40	<.01	5.22	2.45	.002	.46	.98	.07	.64	<.01
6568	.001	8.712	.02	.06	32	.008	.049	.22	22.53	.40	<.01	<.001	.02	<.01	4.84	2.07	.001	1.16	2.14	.18	1.19	.01
6554	<.001	.992	<.02	<.01	30	.001	.001	.02	5.18	.02	<.01	<.001	<.01	.03	.05	.03	.003	.15	1.53	<.01	.76	<.01
6555	<.001	3.940	<.02	.01	31	.020	.099	.12	25.74	.03	<.01	<.001	<.01	.01	.90	.22	.003	1.70	3.51	.14	1.51	<.01
6559	<.001	3.836	.03	.01	41	.016	.007	.11	14.71	<.02	<.01	<.001	<.01	.01	3.92	.12	.007	2.52	6.09	.14	2.78	1.01
RE 6559	<.001	3.925	.03	.01	49	.015	.006	.11	14.90	<.02	.01	<.001	<.01	.01	3.95	.12	.008	2.52	6.22	.29	2.79	1.01
6560	<.001	8.343	2.80	.02	309	.027	.040	.75	16.12	.03	<.01	<.001	<.01	.05	1.78	.43	.002	2.20	5.18	.02	4.29	.01
6551	<.001	1.118	.06	<.01	103	<.001	.001	.02	7.42	.02	<.01	<.001	<.01	.07	.13	.03	.006	.19	2.62	.37	1.62	<.01
6561	<.001	8.388	5.32	.02	366	.018	.032	.65	13.39	.02	<.01	<.001	<.01	.04	1.20	.24	.002	1.84	5.36	.05	4.85	<.01
6569	.003	1.314	.10	.10	297	.011	.027	.44	3.97	.08	<.01	<.001	<.01	.01	2.89	.66	.001	2.24	4.89	.06	3.08	<.01
6571	.023	.098	.09	<.01	21	.178	7.640	.04	1.32	12.72	<.01	<.001	.01	.02	.07	.01	.001	.36	1.46	.16	.62	<.01
STANDARD R-2a	.048	.566	1.60	4.15	167	.372	.045	.24	24.90	.22	.17	.029	.13	<.01	3.52	.09	.064	2.50	2.82	.55	.55	.08

GROUP 7TD - 0.500 GM SAMPLE, 4 ACID (HF-HCLO4-HNO3-HCL) DIGESTION TO 100 ML, ANALYSIS BY ICP-ES.
- SAMPLE TYPE: Rock Pulp Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

2006-08-02 P02:13

Data ____ FA ____ DATE RECEIVED: JUL 27 2006 DATE REPORT MAILED:.................

BRITISH COLUMBIA CERTIFIED ASSAYER
Raymond Chan

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

J. FINGLER GEOLOGICAL

1409-675 West Hastings Street
Vancouver, BC, V6B 1N2
Tel: (604) 605-8814
FAX: (604) 605-8851
Email: finglergeological@telus.net
GST: RT852514330

CONSENT OF AUTHOR

TO: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

I, Janice L. Fingler, do hereby consent to the filing of the technical report entitled "Technical Report on the Port Radium-Echo Bay Project, District of Mackenzie, Northwest Territories, Canada" dated August 10th, 2006, with the security regulatory authorities listed above, as well as any publication by the authorities for regulatory purposes, including electronic publication in the public company files on their websites, for access by the public. Any other reproductions of, reference to, and/or use of the entire report or any excerpts of the report require prior written consent of the author.

Dated at Vancouver, BC, this 16th day of August, 2006

Janice L. Fingler, M.Sc., P.Geo